SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 11, 2019
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun
Title:	Director

Exhibit 99.1

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2018 and 2017

KT Corporation and Subsidiaries

Index

December 31, 2018 and 2017

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1)	Revenue recognition in telecommunication services through the billing systems

As described in Note 2, the Group identifies performance obligations in contracts with customers and recognizes revenue as the performance obligations are satisfied. The Group provides telecommunication services with various price plans to a large number of customers, and calculation, billing and collection of telecommunication services fee are processed through the billing systems.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

The information generated by the billing systems is utilized as the basis for accounting for revenue recognition, and the amount of revenue processed through the billing systems is significant on the consolidated financial statements.

Therefore, we identified the occurrence of revenue from telecommunication services recorded in the billing systems as a key audit matter.

We performed test of controls and test of details in relation to revenue recognition through the billing systems.

Our audit approach included evaluation of the IT environment and testing the design and operating effectiveness of controls covering, in particular:

•	Creation and modification of customer information in the billing systems

•	Aggregation of customers’ usage information in the billing systems

•	Billing and collection in the billing systems

•	Data interface between the billing systems and the finance system

We also performed substantive audit procedures on customer contracts, service usage data and billing data recorded in the billing systems on a sample basis.

(2)	Changes in revenue recognition with the application of Korean IFRS 1115 Revenue from Contracts with Customers (Korean IFRS 1115)

The Group has applied Korean IFRS 1115 from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, its comparative figures have not been restated, and the cumulative impact of initially applying the revenue standard is recognized as an adjustment to retained earnings amounting to ~~W~~ 967.6 billion as at January 1, 2018.

We identified the appropriateness of the Group’s accounting policy for revenue recognition in accordance with Korean IFRS 1115 and the accuracy of financial impact from applying the established accounting policy as a key audit matter. The detail impact of the application of the standard is discussed in Note 37.

Our audit approach included understanding and evaluating the Group’s internal controls over financial reporting for applying Korean IFRS 1115 and testing the design and operating effectiveness of controls covering, in particular:

•	Evaluation of the accounting policy established by the Group in accordance with Korean IFRS 1115

•	Understanding and evaluating changes in the Group’s financial information system to apply the new revenue recognition standard

•	Testing the design and operating effectiveness of controls in regards to financial reporting to apply the new revenue recognition standard

•	Substantive procedures to ensure consolidated finance statements impact on the beginning and ending balance with the application of Korean IFRS 1115 on a sample basis

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	2,703,422	~~W~~	1,928,182	~~W~~	2,900,311
Trade and other receivables, net	4,6		5,807,421		5,992,753		5,481,527
Other financial assets	4,7		994,781		972,631		720,555
Current income tax assets			4,046		9,030		2,079
Inventories, net	8		683,998		457,726		377,981
Current assets held for sale	10		13,035		7,230		—
Other current assets	9		1,687,549		304,860		311,135

Total current assets			11,894,252		9,672,412		9,793,588

Non-current assets
Trade and other receivables, net	4,6		842,995		828,831		709,011
Other financial assets	4,7		623,176		754,992		664,726
Property and equipment, net	11,21		13,068,257		13,562,319		14,312,111
Investment properties, net	12		1,091,084		1,189,531		1,148,044
Intangible assets, net	13		3,407,123		2,632,704		3,022,803
Investments in associates and joint ventures	14		272,407		279,431		284,075
Deferred income tax assets	31		443,641		703,524		697,558
Other non-current assets	9		545,895		107,166		106,099

Total non-current assets			20,294,578		20,058,498		20,944,427

Total assets		~~W~~	32,188,830	~~W~~	29,730,910	~~W~~	30,738,015

KT Corporation

Consolidated Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Liabilities

Current liabilities
Trade and other payables	4,15	~~W~~	7,007,515	~~W~~	7,426,089	~~W~~	7,141,726
Borrowings	4,16		1,368,481		1,573,474		1,820,001
Other financial liabilities	4,7		942		37,223		233
Current income tax liabilities			249,837		82,983		102,842
Provisions	17		111,461		78,172		96,485
Deferred income			52,878		17,906		35,617
Other current liabilities	9		596,590		258,315		285,301

Total current liabilities			9,387,704		9,474,162		9,482,205

Non-current liabilities
Trade and other payables	4,15		1,513,864		1,001,369		1,188,311
Borrowings	4,16		5,279,812		5,110,188		6,300,790
Other financial liabilities	4,7		163,454		149,267		108,431
Net defined benefit liabilities	18		561,269		395,079		378,404
Provisions	17		163,995		124,858		100,694
Deferred income			110,702		91,698		85,372
Deferred income tax liabilities	31		206,473		128,462		137,680
Other non-current liabilities	9		70,277		45,227		27,125

Total non-current liabilities			8,069,846		7,046,148		8,326,807

Total liabilities			17,457,550		16,520,310		17,809,012

Equity attribute to owners of the Controlling Company

Share capital	22		1,564,499		1,564,499		1,564,499
Share premium			1,440,258		1,440,258		1,440,258
Retained earnings	23		11,328,859		9,988,396		9,790,768
Accumulated other comprehensive income	24		50,158		30,985		(1,432)
Other components of equity	24		(1,181,083)		(1,205,302)		(1,217,934)

			13,202,691		11,818,836		11,576,159

Non-controlling interest			1,528,589		1,391,764		1,352,844

Total equity			14,731,280		13,210,600		12,929,003

Total liabilities and equity		~~W~~	32,188,830	~~W~~	29,730,910	~~W~~	30,738,015

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit or Loss

Years Ended December 31, 2018 and 2017

(in millions of Korean won, except per share amounts)	Notes	2018		2017
Operating revenue	26	~~W~~	23,460,143	~~W~~	23,387,267
Operating expenses	28		22,198,621		22,011,981

Operating profit			1,261,522		1,375,286
Other income	29		215,998		287,388
Other expenses	29		319,895		573,549
Finance income	30		374,243		406,328
Finance costs	30		435,659		644,531
Share of net losses of associates and joint venture	14		(5,467)		(13,892)

Profit before income tax expense			1,090,742		837,030
Income tax expense	31		328,437		275,504

Profit for the year		~~W~~	762,305	~~W~~	561,526

Profit for the year attributable to:
Owners of the Controlling Company:		~~W~~	688,464	~~W~~	476,744
Non-controlling interest:			73,841		84,782

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	32
Basic earnings per share		~~W~~	2,809	~~W~~	1,946
Diluted earnings per share			2,809		1,945

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017

Profit for the year		~~W~~	762,305	~~W~~	561,526

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	18		(73,511)		(83,962)
Share of remeasurement loss of associates and joint ventures			(816)		(115)
Gain on valuation of equity instruments at fair value through other comprehensive income			43,077		—
Items that may be subsequently reclassified to profit or loss:
Gain on valuation of debt instruments at fair value through other comprehensive income			734		—
Changes in value of available-for-sale financial assets			—		51,235
Other comprehensive income from available-for sale financial assets reclassified to profit or loss			—		(55,450)
Valuation gain on cash flow hedge			17,268		(111,083)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(44,279)		141,929
Share of other comprehensive income from associates and joint ventures			(41)		10,280
Exchange differences on translation of foreign operations			2,940		(21,122)

Total comprehensive income for the year		~~W~~	707,677	~~W~~	493,238

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	632,072	~~W~~	428,334
Non-controlling interest			75,605		64,904

The above consolidated financial statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Adjustments from prior years	45		—		—		134,224		—		—		134,224		—		134,224
Balance at January 1, 2017			1,564,499		1,440,258		9,790,768		(1,432)		(1,217,934)		11,576,159		1,352,844		12,929,003

Comprehensive income
Profit for the year			—		—		476,744		—		—		476,744		84,782		561,526
Changes in value of available-for-sale financial assets	4,7		—		—		—		(1,433)		—		(1,433)		(2,782)		(4,215)
Remeasurements of net defined benefit liability	18		—		—		(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cash flow hedge	4,7		—		—		—		30,846		—		30,846		—		30,846
Share of other comprehensive income of associates and joint ventures			—		—		—		10,148		—		10,148		132		10,280
Share of loss on remeasurements of associates and joint ventures			—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations			—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year			—		—		395,917		32,417		—		428,334		64,904		493,238

Transactions with owners
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope			—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries			—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		4,879		4,879		(314)		4,565

Subtotal			—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance at December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,988,396	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,818,836	~~W~~	1,391,764	~~W~~	13,210,600

Changes in accounting policy	43		—		—		956,704		17,741		—		974,445		77,128		1,051,573

Adjusted total equity at the beginning of the financial year			1,564,499		1,440,258		10,945,100		48,726		(1,205,302)		12,793,281		1,468,892		14,262,173
Comprehensive income
Profit for the year			—		—		688,464		—		—		688,464		73,841		762,305
Remeasurements of net defined benefit liability	18		—		—		(61,449)		—		—		(61,449)		(12,062)		(73,511)
Share of loss on remeasurements of joint ventures and associates			—		—		(816)		—		—		(816)		—		(816)
Share of other comprehensive income of associates and joint ventures			—		—		—		(136)		—		(136)		95		(41)
Valuation loss on cash flow hedge	4,7		—		—		—		(27,011)		—		(27,011)		—		(27,011)
Gain(loss) on disposal of equity instruments at fair value through other comprehensive income	4,7		—		—		4,441		(4,441)		—		—		—		—
Gain on valuation of financial instruments at fair value through other comprehensive income	4,7		—		—		—		30,731		—		30,731		13,080		43,811
Exchange differences on translation of foreign operations			—		—		—		2,289		—		2,289		651		2,940

Total comprehensive income for the year			—		—		630,640		1,432		—		632,072		75,605		707,677

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Changes in consolidation scope			—		—		—		—		(1,803)		(1,803)		102		(1,701)
Change in ownership interest in subsidiaries			—		—		—		—		11,118		11,118		37,471		48,589
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Disposal of treasury stock			—		—		—		—		9,547		9,547		—		9,547
Others			—		—		262		—		3,311		3,573		54		3,627

Subtotal			—		—		(246,881)		—		24,219		(222,662)		(15,908)		(238,570)

Balance at December 31, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Cash flows from operating activities
Cash generated from operations	34	~~W~~	4,212,222	~~W~~	4,318,884
Interest paid			(304,428)		(252,405)
Interest received			242,951		93,769
Dividends received			14,074		10,843
Income tax paid			(154,355)		(293,342)

Net cash inflow from operating activities			4,010,464		3,877,749

Cash flows from investing activities
Collection of loans			64,023		55,190
Disposal of available-for-sale financial assets			—		146,429
Disposal of financial assets at fair value through profit or loss			397,224		—
Disposal of financial assets at amortized cost			255,290		—
Disposal of financial assets at fair value through other comprehensive income			2,474		—
Disposal of investments in associates and joint ventures			7,832		59,818
Disposal of assets held-for-sale			9,842		—
Disposal of current and non-current financial instruments			—		645,686
Disposal of property and equipment and investment properties			90,992		68,229
Disposal of intangible assets			20,037		22,680
Loans granted			(60,229)		(59,800)
Acquisition of available-for-sale financial assets			—		(89,027)
Acquisition of financial assets at fair value through profit or loss			(158,787)		—
Acquisition of financial assets at amortized cost			(248,789)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of investments in associates and joint ventures			(34,420)		(41,780)
Acquisition of current and non-current financial instruments			—		(1,231,917)
Acquisition of property and equipment and investment properties			(2,260,879)		(2,442,223)
Acquisition of intangible assets			(746,213)		(613,556)
Decrease in cash due to business combination, etc.			(26,288)		(2,974)

Net cash outflow from investing activities			(2,704,130)		(3,483,245)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)	Notes	2018		2017
Cash flows from financing activities	35
Proceeds from borrowings			1,473,016		616,257
Settlement of derivative assets and liabilities, net			(3,461)		71,370
Cash inflow from consolidated equity transaction			—		27,261
Cash inflow from other financing activities			13,939		16,962
Repayments of borrowings			(1,612,731)		(1,780,174)
Dividends paid			(298,632)		(243,140)
Decrease in finance leases liabilities			(73,885)		(71,735)
Acquisition of treasury stock			(24,415)		—
Cash outflow from consolidated equity transaction			(5,506)		(300)

Net cash outflow from financing activities			(531,675)		(1,363,499)

Effect of exchange rate change on cash and cash equivalents			581		(3,134)

Net increase (decrease) in cash and cash equivalents			775,240		(972,129)
Cash and cash equivalents	5

Beginning of the year	5		1,928,182		2,900,311

End of the year		~~W~~	2,703,422	~~W~~	1,928,182

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 63 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at December 31, 2018 and 2017, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2017	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	91.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2]	Online music production and distribution	Korea	36.0%	42.5%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	—	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	—	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2018	December 31, 2017	Closing month
Nasmedia, Inc. [3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
Next connect PFV	Residential building development and supply	Korea	100.0%	—	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	96.2%	94.3%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in Scope of Consolidation

Subsidiaries newly included in the consolidation during the year ended December 31, 2018:

Location	Name of Subsidiary	Reason
Korea	BC-VP Strategic Investment Fund No.1	Newly established
Korea	KT MOS Bukbu Co., Ltd.	Acquisition
Korea	KT MOS Nambu Co., Ltd.	Acquisition
Korea	Next connect PFV	Newly established
Thailand	Nasmedia Thailand Company Limited	Newly established

Subsidiaries excluded from the consolidation during the year ended December 31, 2018:

Location	Name of Subsidiary	Reason
Korea	KT New Business Fund No.1	Liquidated

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Summarized information for consolidated subsidiaries as at and for the years ended December 31, 2018 and 2017, is as follows:

	December 31, 2018
(In millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	124,064	~~W~~	28,217	~~W~~	65,169	~~W~~	(5,545)
KT Linkus Co., Ltd.		54,147		44,895		103,139		1,216
KT Submarine Co., Ltd.		130,715		27,530		61,278		(4,286)
KT Telecop Co., Ltd.		272,492		140,314		326,053		166
KT Hitel Co., Ltd.		272,708		66,043		278,888		657
KT Service Bukbu Co., Ltd.		30,599		23,964		195,779		(31)
KT Service Nambu Co., Ltd.		37,452		27,939		229,937		160
BC Card Co., Ltd. [1]		3,722,379		2,630,536		3,550,744		70,889
H&C Network [1]		245,841		63,188		294,267		(15,944)
Nasmedia Co., Ltd. [1]		303,112		161,164		106,607		20,596
KTDS Co., Ltd. [1]		148,675		95,834		434,013		8,586
KT M Hows Co., Ltd.		60,197		42,386		26,603		3,691
KT M&S Co., Ltd.		228,073		207,740		786,699		11,408
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		171,233		6,374
KT MOS Bukbu Co., Ltd.		14,121		10,571		16,524		(782)
KT MOS Nambu Co., Ltd.		14,313		8,927		14,899		(2,418)
KT Skylife Co., Ltd. [1]		816,001		149,841		690,821		52,010
KT Estate Inc. [1]		1,695,995		304,712		568,285		51,854
KTSB Data service		8,632		523		4,627		(9,576)
KT Sat Co., Ltd.		685,926		173,513		136,953		4,921
KT Sports Co., Ltd.		9,560		6,376		55,423		(154)
KT Music Contents Fund No.1		14,092		1,035		559		294
KT Music Contents Fund No.2		7,629		281		150		(142)
KT-Michigan Global Content Fund		12,741		—		869		(670)
Autopion Co., Ltd.		8,838		5,801		12,016		453
KT M mobile Co., Ltd.		146,334		35,335		172,296		(10,085)
KT Investment Co., Ltd. [1]		74,580		58,040		8,095		247
KTCS Corporation [1]		350,280		188,561		1,016,085		11,401
KTIS Corporation		229,246		68,997		450,826		7,900
Next connect PFV		385,769		34,370		143		(12,449)
Korea Telecom Japan Co., Ltd.[1]		1,326		2,910		1,930		(126)
Korea Telecom China Co., Ltd.		661		22		681		10
KT Dutch B.V.		31,693		41		191		105
Super iMax LLC		4,150		4,528		4,845		(424)
East Telecom LLC [1]		16,590		14,263		15,087		2,639
Korea Telecom America, Inc.		4,218		832		7,554		350
PT. KT Indonesia		8		—		—		—
KT Rwanda Networks Ltd. [2]		144,129		162,801		15,025		(29,238)
KT Belguium		90,172		1		—		(43)
KT ORS Belgium		6,709		5		—		(46)
KBTO sp.zo.o.		1,364		217		202		(3,771)
AOS Ltd. [2]		14,018		4,952		6,288		(680)
KT Hong Kong Telecommunications Co., Ltd.		3,616		2,143		9,990		351

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
(In millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the year
KT Powertel Co., Ltd.	~~W~~	115,125	~~W~~	18,937	~~W~~	67,337	~~W~~	2,112
KT Linkus Co., Ltd.		59,344		51,516		111,171		725
KT Submarine Co., Ltd.		142,797		34,056		73,738		8,243
KT Telecop Co., Ltd.		264,353		131,633		315,366		2,885
KT Hitel Co., Ltd.		258,240		52,943		227,631		3,225
KT Service Bukbu Co., Ltd.		29,281		22,096		194,621		688
KT Service Nambu Co., Ltd.		36,076		26,412		232,826		875
BC Card Co., Ltd. [1]		4,048,263		2,955,038		3,628,560		156,109
H&C Network [1]		273,856		65,446		277,603		16,104
Nasmedia Co., Ltd. [1]		315,967		188,197		120,275		26,676
KTDS Co., Ltd. [1]		144,922		93,343		458,862		11,584
KT M Hows Co., Ltd.		42,738		28,489		24,269		4,097
KT M&S Co., Ltd.		242,388		231,151		733,143		(9,707)
GENIE Music Corporation (KT Music Corporation)		139,686		48,512		155,642		(3,401)
KT Skylife Co., Ltd. [1]		792,893		210,550		685,822		57,314
KT Estate Inc. [1]		1,704,383		311,760		555,381		67,600
KTSB Data service		18,306		605		4,913		(1,651)
KT Sat Co., Ltd.		742,391		220,804		140,096		29,601
KT Sports Co., Ltd.		11,131		7,805		53,163		(199)
KT Music Contents Fund No.1		13,804		1,041		370		(499)
KT Music Contents Fund No.2		7,500		11		—		(11)
KT-Michigan Global Content Fund		14,575		147		159		(426)
Autopion Co., Ltd.		6,306		3,530		6,669		(618)
KT M mobile Co., Ltd.		93,601		21,453		157,592		(38,883)
KT Investment Co., Ltd. [1]		54,673		38,313		8,794		(619)
KTCS Corporation [1]		348,334		188,764		967,760		7,385
KTIS Corporation		223,818		62,569		438,131		8,337
Korea Telecom Japan Co., Ltd. [1]		1,554		2,788		1,910		536
Korea Telecom China Co., Ltd.		665		32		1,030		348
KT Dutch B.V.		30,312		50		206		169
Super iMax LLC		3,449		4,886		7,276		(4,584)
East Telecom LLC [1]		11,672		11,748		19,498		(9,118)
Korea Telecom America, Inc.		3,694		791		6,783		109
PT. KT Indonesia		8		—		—		(6)
KT Rwanda Networks Ltd. [2]		151,359		139,561		14,431		(22,762)
KT Belgium		86,455		8		—		(2)
KT ORS Belgium		1,769		14		—		(10)
KBTO sp.zo.o.		3,311		2,268		46		(3,456)
AOS Ltd. [2]		9,437		4,519		8,938		(682)
KT Hong Kong Telecommunications Co., Ltd.		2,578		1,497		7,304		494

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018, and the application has following impacts on the consolidated financial statements.

•	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with Korean IFRS 1109. The amendment does not have a significant impact on the financial statements because the Group is not a venture capital organization.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

The amendment to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

•	Amendment to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

•	Korean IFRS 1109 Financial Instruments

The Group has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 43 for further details on the impact of the application of the standard.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group has applied Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Group elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application. See Note 43 for further details on the impact of the application of the standard.

(2)	New standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Group are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Group will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Group is analyzing the effects on the financial statements based on available information as at December 31, 2018 to identify effects on 2019 financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities (“SPEs”)) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(c)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(d)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

(e)	Joint Arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 36). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(c)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(a)	Classification

From January 1, 2018, the Group classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

B.	Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c)	Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and lease receivables, the Group applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 39.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.9	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Group’s accounting for trade receivables and Note 2.7 (c) for a description of the Group’s impairment policies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.10	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.11	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.12	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Life
Buildings		5 – 40 years
Structures		5 – 40 years
Machinery and equipment (Telecommunications equipment and others)		2 – 40 years
Others	Vehicles	4 – 6 years
	Tools	4 – 6 years
	Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.13	Investment Property

Investment property is a property held to earn rentals or for capital appreciation. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.14	Intangible Assets

(a)	Goodwill

Goodwill is measured as explained in Note 2.3 (a) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of subsidiaries and business include the carrying amount of goodwill relating to the subsidiaries and business sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(b)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	5 – 6 years
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.15	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2.16	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.17	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.18	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.19	Financial Liabilities

(a)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade payables’, ‘borrowings’ and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.20	Financial Guarantee Contracts

Financial guarantee contracts are recognized as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value, subsequently at the higher of following and recognized in the statement of financial position within ‘other financial liabilities’.

•	the amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments and

•	the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

2.21	Employee Benefits

(a)	Post-employment benefits

The Group operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

(c)	Long-term employee benefits

Certain entities within the Group provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Group recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.22	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.23	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.24	Leases

(a)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(b)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.25	Share Capital

The Group classifies ordinary shares as equity.

Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.26	Revenue Recognition

From January 1, 2018, the Group has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a)	Identifying performance obligations

The Group mainly provides telecommunication services and sells handsets. With the application of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

(b)	Allocation the transaction price and Revenue recognition

With the application of Korean IFRS 1115, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(c)	Incremental contract acquisition costs

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

(d)	Commission fees

Commission fees are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues are measured at the fair value of the consideration received.

2.27	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

The Group adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Group based on systematic and reasonable methods.

2.28	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.29	Approval of Issuance of the Financial Statements

The consolidated financial statements 2018 were approved for issue by the Board of Directors on February 12, 2019 and are subject to change with the approval of shareholders at their Annual General Meeting.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Estimated Goodwill Impairment

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 13).

3.2	Income Taxes

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 39).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 18).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 17, the Group records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships, golf club memberships and broadcast license, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,703,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,703,422
Trade and other receivables		5,553,068		—		1,097,348		—		6,650,416
Other financial assets		484,272		777,685		326,157		29,843		1,617,957

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,521,379	~~W~~	—	~~W~~	—	~~W~~	8,521,379
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,930		7,758		57,308		164,396

(In millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedging		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	1,928,182	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,928,182
Trade and other receivables		6,821,584		—		—		—		—		6,821,584
Other financial assets		1,333,317		5,813		7,389		380,953		151		1,727,623

(In millions of Korean won)	December 31, 2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedging		Financial liabilities at amortized cost		Total
Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,427,458	~~W~~	8,427,458
Borrowings		—		—		6,683,662		6,683,662
Other financial liabilities		5,051		93,770		87,669		186,490

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Gains or losses arising from financial instruments by category for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Financial assets at amortized cost
Interest income [1]	~~W~~	93,233	~~W~~	108,608
Gain (loss) on foreign currency transactions [4]		19,396		(11,949)
Loss on foreign currency translation		(2,901)		(12,354)
Loss on disposal		44		(20,351)
Loss on valuation		(110,544)		(44,219)

Financial assets at fair value through profit or loss
Interest income [1]		9,194		—
Dividend income		1,207		—
Gain on valuation		10,768		—
Gain on disposal		1,713		—

Financial assets at fair value through other comprehensive income
Interest income [1]		163,390		—
Dividend income		1,704		—
Impairment loss		(2,416)		—
Loss on disposal		(13,818)		—
Other comprehensive income for the year [2]		43,811		—

Assets at fair value through profit or loss
Dividend income		—		1
Gain on disposal		—		153
Loss on valuation		—		(464)

Derivative used for hedging
Gain (loss) on transactions		7,272		(58,569)
Gain (loss) on valuation		22,065		(63,640)
Other comprehensive income for the year [2]		20,078		(44,429)
Reclassified to profit of loss from other comprehensive income for the year [2,3]		(15,891)		50,231

Available-for-sale
Interest income [1]		—		453
Dividend income		—		5,174
Gain on disposal		—		89,598
Impairment loss		—		(6,137)
Other comprehensive income for the year [2]		—		51,235
Reclassified to profit or loss from other comprehensive income for the year 2		—		(55,450)

Financial liabilities at fair value through profit or loss
Loss on valuation		(2,708)		(3,078)

Derivatives used for hedging
Gain on transactions		20,678		—
Gain (loss) on valuation		42,195		(145,885)
Other comprehensive income for the year [2]		(2,810)		(66,624)
Reclassified to profit or loss from other comprehensive income for the year [2,3]		(28,388)		91,698
Financial liabilities at amortized cost
Interest expense [1]		(296,894)		(302,464)
Gain (loss) on repayment		(15)		—
Gain (loss) on foreign currency transactions [4]		(30,956)		62,347
Gain (loss) on foreign currency translation		(66,050)		225,695

Total	~~W~~	(116,643)	~~W~~	(150,420)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]

BC Card Co., Ltd., etc., subsidiaries of the Group, recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 21,021 million (2017: ~~W~~ 15,561 million) and related interest expense recognized as operating expense is ~~W~~ 21 million (2017: zero) for the year ended December 31, 2018.

[2]	The amounts directly reflected in equity after adjustments of deferred income tax.
[3]

During the current and previous year, certain derivatives of the Group was settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

[4]

BC Card Co., Ltd., a subsidiary of the Group recognized gain or loss on foreign currency transactions as interest income and expenses. Related interest income and expenses recognized as gain or loss on foreign currency transactions is ~~W~~ 20,422 million (2017: ~~W~~ 11,049 million) for the year ended December 31, 2018.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017		Description
Bank deposits	~~W~~	23,970	~~W~~	16,837	Deposit restricted for government project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2018 and 2017, are as follows:

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,422,086	~~W~~	(357,548)	~~W~~	(9,873)	~~W~~	3,054,665
Other receivables		2,827,864		(74,948)		(160)		2,752,756

Total	~~W~~	6,249,950	~~W~~	(432,496)	~~W~~	(10,033)	~~W~~	5,807,421

Non-current assets
Trade receivables	~~W~~	402,027	~~W~~	(2,376)	~~W~~	(17,970)	~~W~~	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

Total	~~W~~	908,088	~~W~~	(21,250)	~~W~~	(43,843)	~~W~~	842,995

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,405,947	~~W~~	(438,817)	~~W~~	(7,508)	~~W~~	2,959,622
Other receivables		3,099,720		(66,402)		(187)		3,033,131

Total	~~W~~	6,505,667	~~W~~	(505,219)	~~W~~	(7,695)	~~W~~	5,992,753

Non-current assets
Trade receivables	~~W~~	366,107	~~W~~	(610)	~~W~~	(12,803)	~~W~~	352,694
Other receivables		522,458		(17,970)		(28,351)		476,137

Total	~~W~~	888,565	~~W~~	(18,580)	~~W~~	(41,154)	~~W~~	828,831

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

Details of changes in provision for impairment the years ended December 31, 2018 and 2017, are as follows:

	2018				2017
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance [1]	~~W~~	439,427	~~W~~	84,372	~~W~~	470,871	~~W~~	141,616
Provision		91,282		21,783		38,888		5,809
Reversal or written-off		(170,597)		(14,520)		(70,121)		(61,220)
Changes in the scope of consolidation		—		—		(107)		(35)
Others		(188)		2,187		(104)		(1,798)

Ending balance [1]	~~W~~	359,924	~~W~~	93,822	~~W~~	439,427	~~W~~	84,372

[1]	Provisions for impairment on trade receivables measured at fair value through other comprehensive income are included.

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of other receivables as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Loans	~~W~~	88,476	~~W~~	84,682
Receivables [1]		2,739,825		3,029,036
Accrued income		10,171		12,186
Refundable deposits		370,481		391,458
Loans receivable		54,952		34,273
Finance lease receivables		22,230		20,526
Others		21,757		21,479
Less: Provision for impairment		(93,822)		(84,372)

	~~W~~ 3,214,070		~~W~~ 3,509,268

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~ 1,895,575 million (2016: ~~W~~ 2,262,829 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2018.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Other financial assets
Financial assets at amortized cost [1,2]	~~W~~	484,272	~~W~~	1,333,368
Financial assets at fair value through profit or loss [1,2,3]		777,685		5,913
Financial assets at fair value through other comprehensive income		326,157		—
Available-for-sale financial assets [2]		—		380,953
Derivatives used for hedging		29,843		7,389
Less: Non-current		(623,176)		(754,992)

Current	~~W~~	994,781	~~W~~	972,631

Other financial liabilities
Financial liabilities amortized cost	~~W~~	99,330	~~W~~	87,669
Financial liabilities at fair value through profit or loss		7,758		5,051
Derivatives used for hedging		57,308		93,770
Less: Non-current		(163,454)		(149,267)

Current	~~W~~	942	~~W~~	37,223

[1]

As at December 31, 2018, the Group’s other financial assets amounting to ~~W~~ 60,978 million (2017: ~~W~~ 59,660 million), which consist of checking account deposits, deposits for Win-win Growth Cooperative loans and payment guarantee, are subject to withdrawal restrictions.

[2]	In the prior year, a portion of the equity instrument was classified as available-for-sale financial assets and held-to-maturity financial assets.
[3]	As at December 31, 2018, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to \ 610,862 million is included in other financial assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of financial assets at fair value through profit or loss as at December 31, 2018, are as follows:

(In millions of Korean won)	December 31, 2018
Equity instruments (Listed)	~~W~~	121
Equity instruments (Unlisted)		62,911
Debt securities		714,653

Total		777,685
Less: non-current		(269,148)

Current	~~W~~	508,537

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2018.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

~~W~~ 94,531 million of available-for-sale was classified as financial assets at fair value through profit or loss in the prior year.

Details of financial assets at fair value through other comprehensive income as at December 31, 2018, are as follows:

(In millions of Korean won)	December 31, 2018
Equity instruments (Listed)	~~W~~	8,861
Equity instruments (Unlisted)		310,387
Debt securities		6,909

Total		326,157
Less: non-current		(326,157)

Current	~~W~~	—

~~W~~ 257,819 million of available-for-sale was classified as financial assets at fair value through other comprehensive income in the prior year.

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity investments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt investments, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of valuation of derivatives used for hedging as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018				December 31, 2017
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	599	~~W~~	—	~~W~~	2,633
Currency swap [2]		29,843		54,074		7,389		81,300
Currency forwards [3]		—		2,635		—		9,837

Total		29,843		57,308		7,389		93,770
Less: non-current		(4,732)		(56,366)		(4,675)		(56,547)

Current	~~W~~	25,111	~~W~~	942	~~W~~	2,714	~~W~~	37,223

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the years ended December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018						2017
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Interest rate swap	~~W~~	192	~~W~~	—	~~W~~	(488)	~~W~~	38	~~W~~	—	~~W~~	637
Currency swap		58,912		2,045		22,139		19		187,468		(146,752)
Currency forwards		7,201		—		—		—		22,114		(393)

Total	~~W~~	66,305	~~W~~	2,045	~~W~~	21,651	~~W~~	57	~~W~~	209,582	~~W~~	(146,508)

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 263 million for the current period (2017: valuation loss of ~~W~~ 1,961 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of financial liabilities at fair value through profit or loss as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	7,758	~~W~~	5,051

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	2,707	~~W~~	—	~~W~~	3,078

8.	Inventories

Inventories as at December 31, 2018 and 2017, are as follows:

	December 31, 2018						December 31, 2017
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	794,020	~~W~~	(113,581)	~~W~~	680,439	~~W~~	504,321	~~W~~	(58,293)	~~W~~	446,028
Others		3,560		—		3,560		11,698		—		11,698

Total	~~W~~	797,580	~~W~~	(113,581)	~~W~~	683,999	~~W~~	516,019	~~W~~	(58,293)	~~W~~	457,726

Cost of inventories recognized as expenses for the year ended December 31, 2018 amounts to ~~W~~ 3,926,199 million (for the year ended December 31, 2017: ~~W~~ 3,855,089 million) and valuation loss on inventory amounts to ~~W~~ 55,288 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~ 11,165 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Other assets
Advance payments	~~W~~	162,784	~~W~~	164,950
Prepaid expenses [1]		1,667,372		241,078
Contract assets [1]		398,797		—
Others		4,491		5,998
Less: Non-current		(545,895)		(107,166)

Current	~~W~~	1,687,549	~~W~~	304,860

Other liabilities
Advances received	~~W~~	165,565	~~W~~	183,735
Withholdings		89,403		85,142
Unearned revenue		39,528		23,036
Contract liabilities [1]		347,462		—
Others		24,909		11,629
Less: Non-current		(70,277)		(45,227)

Current	~~W~~	596,590	~~W~~	258,315

[1]	As explained in Note 2, amounts include adjustments arising from adoption of Korean IFRS 1115 (Notes 26 and 43).

10.	Assets Held for Sale

The Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders. At the end of the reporting period, the associated asset amounting to ~~W~~ 13,035 million is presented as held for sale. After classifying the asset as held for sale, share of net profit or loss from the associate is not recognized.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

11.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

	2018
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,268,789	~~W~~	3,750,861	~~W~~	35,971,877	~~W~~	1,920,571	~~W~~	714,705	~~W~~	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,067)		(1,413,733)		(1,113)		(30,064,485)

Beginning, net		1,268,657		2,012,422		9,060,809		506,838		713,593		13,562,319
Acquisition and capital expenditure		9,897		1,728		137,088		101,832		2,037,085		2,287,630
Disposal and termination		(3,718)		(2,640)		(113,266)		(4,336)		(582)		(124,542)
Depreciation		—		(132,353)		(2,398,782)		(159,625)		—		(2,690,760)
Impairment (recovery of impairment)		—		(5,551)		(1,237)		(8,935)		(170)		(15,893)
Transfer in (out)		7,663		127,052		1,767,878		9,525		(1,911,094)		1,024
Inclusion in scope of consolidation		—		44		4,228		2,526		—		6,798
Transfer from(to) investment properties		(3,080)		5,366		—		37,077		—		39,363
Others		1,768		1,617		18,298		(6,521)		(12,844)		2,318

Ending, net	~~W~~	1,281,187	~~W~~	2,007,685	~~W~~	8,475,016	~~W~~	478,381	~~W~~	825,988	~~W~~	13,068,257

Acquisition cost	~~W~~	1,281,319	~~W~~	3,873,074	~~W~~	36,327,007	~~W~~	1,981,646	~~W~~	826,583	~~W~~	44,289,629
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,865,389)		(27,851,991)		(1,503,265)		(595)		(31,221,372)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,309,084	~~W~~	3,729,228	~~W~~	35,106,184	~~W~~	1,895,332	~~W~~	1,093,941	~~W~~	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Beginning, net		1,308,952		2,124,732		9,260,185		524,923		1,093,319		14,312,111
Acquisition and capital expenditure		1,948		120		237,218		129,464		2,262,681		2,631,431
Disposal and termination		(4,656)		(4,022)		(176,085)		(8,242)		(3,133)		(196,138)
Depreciation		—		(135,242)		(2,469,459)		(150,535)		—		(2,755,236)
Impairment (recovery of impairment)		—		—		(9,256)		(1)		(28)		(9,285)
Transfer in (out)		26,764		25,305		2,227,808		10,344		(2,600,908)		(310,687)
Exclusion in scope of consolidation		—		(19)		(772)		(120)		(34)		(945)
Transfer from(to) investment properties		(64,449)		1,793		—		1,184		—		(61,472)
Others		98		(245)		(8,830)		(179)		(38,304)		(47,460)

Ending, net	~~W~~	1,268,657	~~W~~	2,012,422	~~W~~	9,060,809	~~W~~	506,838	~~W~~	713,593	~~W~~	13,562,319

Acquisition cost	~~W~~	1,268,789	~~W~~	3,750,861	~~W~~	35,971,877	~~W~~	1,920,571	~~W~~	714,706	~~W~~	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

Details of property and equipment provided as collateral as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,163	~~W~~	15,113	Borrowings	~~W~~	7,878	Korea Development Bank
Others		50,278		40,252			10,063	Shinhan Bank

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	13,115	~~W~~	15,995	Borrowings	~~W~~	2,730	Standard Charted Bank/Korea Development Bank
Others		53,757		38,570			16,071	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 7,329 million (2017: ~~W~~ 8,473 million) in 2018. The interest rate applied to calculate the capitalized borrowing costs in 2018 is 3.22% (2017: 3.37% to 3.54%).

12.	Investment Properties

Changes in investment properties for the years ended December 31, 2018 and 2017, are as follows:

	2018
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	358,358	~~W~~	1,191,687	~~W~~	39,973	~~W~~	1,590,018
Less: Accumulated depreciation		(1,568)		(398,919)		—		(400,487)

Beginning, net		356,790		792,768		39,973		1,189,531
Acquisition		1,111		7		74,145		75,263
Disposal		(4,729)		(10,238)		—		(14,997)
Depreciation		—		(44,653)		—		(44,653)
Transfer from(to) property and equipment		3,080		(5,366)		(37,077)		(39,363)
Transfer and others		(7,404)		9,597		(76,920)		(74,727)

Ending, net	~~W~~	348,848	~~W~~	742,115	~~W~~	121	~~W~~	1,091,084

Acquisition cost	~~W~~	350,417	~~W~~	1,168,379	~~W~~	121	~~W~~	1,518,917
Less: Accumulated depreciation		(1,569)		(426,264)		—		(427,833)

(in millions of Korean won)	2017
	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	302,750	~~W~~	1,119,885	~~W~~	78,765	~~W~~	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

Beginning, net		302,750		766,529		78,765		1,148,044
Acquisition		—		775		48,075		48,850
Disposal		(3,493)		(6,434)		—		(9,927)
Depreciation		—		(47,295)		—		(47,295)
Transfer from(to) property and equipment		64,449		(1,793)		(1,184)		61,472
Transfer and others		(6,916)		80,986		(85,683)		(11,613)

Ending, net	~~W~~	356,790	~~W~~	792,768	~~W~~	39,973	~~W~~	1,189,531

Acquisition cost	~~W~~	358,358	~~W~~	1,191,687	~~W~~	39,973	~~W~~	1,590,018
Less: Accumulated depreciation		(1,568)		(398,919)		—		(400,487)

The fair value of the Group’s investment properties is ~~W~~ 1,821,061 million as at December 31, 2018 (as at December 31, 2017: ~~W~~ 1,755,600 million). The fair value of investment properties is estimated based on the expected cash flow.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Rental income from investment properties is ~~W~~ 207,795 million in 2018 (2017: ~~W~~ 205,993 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	548,567	~~W~~	66,551	Deposits	~~W~~	59,492
Land and Buildings		5,292		3,987	Borrowings		3,322

(In millions of Korean won)	December 31, 2017
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	583,778	~~W~~	74,963	Deposits	~~W~~	63,923
Land and Buildings		7,897		7,905	Borrowings		5,270

13. Intangible Assets

Changes in intangible assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	475,908	~~W~~	1,643,886	~~W~~	893,500	~~W~~	2,530,341	~~W~~	1,171,378	~~W~~	6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

Beginning, net	~~W~~	168,880	~~W~~	418,559	~~W~~	190,241	~~W~~	1,364,942	~~W~~	490,081	~~W~~	2,632,703
Acquisition and capital expenditure		—		56,670		29,800		1,110,865		133,837		1,331,172
Disposal and termination		—		(3,436)		(736)		(558)		(10,687)		(15,417)
Amortization		—		(147,304)		(72,185)		(318,815)		(91,222)		(629,526)
Impairment		(518)		—		(222)		—		(12,256)		(12,996)
Inclusion in scope of consolidation		67,696		—		2,073		—		23,950		93,719
Others		—		10,621		16,973		66		(20,192)		7,468

Ending, net	~~W~~	236,058	~~W~~	335,110	~~W~~	165,944	~~W~~	2,156,500	~~W~~	513,511	~~W~~	3,407,123

Acquisition cost	~~W~~	542,074	~~W~~	1,680,372	~~W~~	947,312	~~W~~	3,641,231	~~W~~	1,253,281	~~W~~	8,064,270
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,016)		(1,345,262)		(781,368)		(1,484,731)		(739,770)		(4,657,147)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	2017
(in millions of Korean won)	Goodwill		Development costs [1]		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	492,105	~~W~~	1,483,205	~~W~~	838,532	~~W~~	2,531,654	~~W~~	1,154,993	~~W~~	6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

Beginning, net	~~W~~	253,486	~~W~~	334,676	~~W~~	197,138	~~W~~	1,677,289	~~W~~	560,214	~~W~~	3,022,803
Acquisition and capital expenditure		—		247,863		60,475		—		78,372		386,710
Disposal and termination		—		(14,806)		(548)		—		(11,859)		(27,213)
Amortization		—		(151,718)		(73,174)		(311,146)		(99,112)		(635,150)
Impairment		(84,606)		—		(3)		—		(31,486)		(116,095)
Exclusion in scope of consolidation		—		(332)		(3,216)		—		(1,374)		(4,922)
Others		—		2,876		9,569		(1,201)		(4,674)		6,570

Ending, net	~~W~~	168,880	~~W~~	418,559	~~W~~	190,241	~~W~~	1,364,942	~~W~~	490,081	~~W~~	2,632,703

Acquisition cost	~~W~~	474,908	~~W~~	1,643,886	~~W~~	893,500	~~W~~	2,530,341	~~W~~	1,171,378	~~W~~	6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

[1]	The Group’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

The carrying amount of membership rights with indefinite useful life not subject to amortization, except for goodwill, is ~~W~~ 239,619 million as at December 31, 2018 (as at December 31, 2017: ~~W~~ 238,053 million).

The Group won a portion of the 3.5GHz and 28GHz bands at an auction in June 2018 under Article 11 (Assignment of Radio Frequencies for Consideration) of the Radio Waves Act. The purchase consideration for the right to use a radio frequency of the 3.5GHz and 28GHz bands are ~~W~~ 968,000 million and ~~W~~ 207,800 million, respectively. The Group made down payments for the 3.5GHz and 28GHz bands in November 2018, and the remaining consideration for the 3.5GHz and 28GHz bands will be paid in installments annually for 10 years and 5 years, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at December 31, 2018, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash generating Unit	Amount
Customer/Marketing
Telecom Wireless business [1]	~~W~~	65,047
Finance
BC Card Co., Ltd. [1]		41,234
Others
GENIE Music Corporation (KT Music Corporation) [1]		55,114
PlayD Co., Ltd. (N SEARCH MARKETING Corporation) [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
KT MOS Bukbu Co., Ltd and others		16,490

Total	~~W~~	236,058

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd. and PlayD Co., Ltd. (N SEARCH MARKETING Corporation) are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations or fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

14.	Investments in Associates and Joint Ventures

Details of associates as at December 31, 2018 and 2017, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	December 31, 2018	December 31, 2017
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund [1]	50.0%	50.0%	Korea	December 31
KT-IBKC Future Investment Fund 1[1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc. [1]	10.0%	10.0%	Korea	December 31

[1]

At the end of the reporting period, even though the Group (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies. Also, 8.8% of non-voting convertible stock are excluded in deriving percentage of ownership of K bank Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	~~W~~	139,534	~~W~~	—	~~W~~	15,037	~~W~~	—	~~W~~	(6,316)	~~W~~	148,255
KT-SB Venture Investment Fund		2,942		—		1,528		—		—		4,470
KT-IBKC Future Investment Fund 1		10,825		(1,050)		1,028		—		(842)		9,961
KT-CKP New Media Investment Fund		2,294		(1,229)		(784)		—		—		281
K Bank Inc.		42,108		26,725		(19,504)		—		3,326		52,655
Others [1]		81,728		2,446		8,607		—		(36,016)		56,785

	~~W~~	279,431	~~W~~	26,912	~~W~~	5,912	~~W~~	—		~~W~~ (39,848)	~~W~~	272,407

[1]	The Group classified total shares of PT Mitra Transksi Indonesia as assets held for sale (Note 10).

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	~~W~~	134,969	~~W~~	—	~~W~~	4,275	~~W~~	—	~~W~~	290	~~W~~	139,534
KT-SB Venture Investment Fund		4,736		(1,069)		(725)		—		—		2,942
Mongolian Telecommunications		6,244		—		(348)		—		(5,896)		—
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—		—
KT-IBKC Future Investment Fund 1		3,621		7,500		(296)		—		—		10,825
KT-CKP New Media Investment Fund		4,454		(2,970)		810		—		—		2,294
K Bank Inc.		—		26,543		(17,244)		—		32,809		42,108
Others		77,851		3,178		(1,952)		(3,662)		6,313		81,728

	~~W~~	284,075	~~W~~	(19,018)	~~W~~	(15,480)	~~W~~	(3,662)	~~W~~	33,516	~~W~~	279,431

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 445 million (2017: ~~W~~ 1,588 million) recognized as operating expense during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Summarized financial information of associates and joint ventures as at and for the years ended December 31, 2018 and 2017, is as follows:

(In millions of Korean won)	December 31, 2018
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	118,024	~~W~~	326,740	~~W~~	—	~~W~~	—
KT-SB Venture Investment		4,322		4,624		6		—
KT-IBKC Future Investment Fund 1		19,922		—		—		—
KT-CKP New Media Investment Fund		25		540		—		—
K Bank Inc.		2,094,152		90,505		1,901,389		3,185

(In millions of Korean won)	2018
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	59,524	~~W~~	45,110	~~W~~	(13,422)	~~W~~	31,688	~~W~~	1,842
KT-SB Venture Investment		—		3,056		—		3,056		—
KT-IBKC Future Investment Fund 1		2,665		2,057		—		2,057		—
KT-CKP New Media Investment Fund		371		(629)		—		(629)		—
K Bank Inc.		66,787		(79,671)		1,432		(78,440)		—

(In millions of Korean won)	December 31, 2017
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	144,874	~~W~~	273,727	~~W~~	—	~~W~~	—
KT-SB Venture Investment		120		5,770		6		—
KT-IBKC Future Investment Fund 1		5,499		16,302		152		—
KT-CKP New Media Investment Fund		287		4,333		—		—
K Bank Inc.		1,258,969		92,137		1,116,154		1,177

(In millions of Korean won)	2017
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	36,462	~~W~~	12,825	~~W~~	1,868	~~W~~	14,693	~~W~~	739
KT-SB Venture Investment		3		(1,449)		—		(1,449)		—
KT-IBKC Future Investment Fund [1]		15		(593)		—		(593)		—
KT-CKP New Media Investment Fund		1,593		1,632		—		1,632		—
K Bank Inc.		20,926		(83,787)		(746)		(84,533)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as at and for the years end December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	2018
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	444,764	33.30%	~~W~~	148,255	~~W~~	—	~~W~~	148,255
KT-SB Venture Investment		8,940	50.00%		4,470		—		4,470
KT-IBKC Future Investment Fund 1		19,922	50.00%		9,961		—		9,961
KT-CKP New Media Investment Fund		565	49.70%		280		—		280
K Bank Inc. [1]		280,083	10.00%		52,655		—		52,655

[1]	8.8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

(In millions of Korean won)	2017
	Net assets (a)		Percentage of ownership (b)	Share in net assets (c)=(a)x(b)		Intercompany transaction and others (d)		Book amount (c)+(d)
Korea Information & Technology Fund	~~W~~	418,601	33.33%	~~W~~	139,534	~~W~~	—	~~W~~	139,534
KT-SB Venture Investment		5,884	50.00%		2,942		—		2,942
KT-IBKC Future Investment Fund 1		21,649	50.00%		10,825		—		10,825
KT-CKP New Media Investment Fund		4,620	49.67%		2,294		—		2,294
K Bank Inc. [1]		233,775	10.00%		42,108		—		42,108

[1]	8% of non-voting convertible stock are excluded from percentage of ownership for K Bank Inc.

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 1,908 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~ 4,391 million). The accumulated comprehensive loss of associates and joint ventures as at December 31, 2018, which was not recognized by the Group is ~~W~~ 6,475 million (as at December 31, 2017: ~~W~~ 17,045 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

15.	Trade and Other Payables

Details of trade and other payables as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Current liabilities
Trade payables	~~W~~	1,236,489	~~W~~	1,399,287
Other payables		5,771,026		6,026,802

Total	~~W~~	7,007,515	~~W~~	7,426,089

Non-current liabilities
Trade payables	~~W~~	3,207	~~W~~	4,787
Other payables		1,510,657		996,582

Total	~~W~~	1,513,864	~~W~~	1,001,369

Details of other payables as at December 31, 2018 and 2017, are as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Non-trade payables [1]	~~W~~	5,191,268	~~W~~	4,775,178
Accrued expenses		904,135		1,011,089
Operating deposits		819,968		850,999
Others		366,312		386,118
Less: non-current		(1,510,657)		(996,582)

Current	~~W~~	5,771,026	~~W~~	6,026,802

[1]	Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,996,320 million related to credit card transactions are included as at December 31, 2018 (2017: ~~W~~ 2,365,477 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

16.	Borrowings

Details of borrowings as at December 31, 2018 and 2017, are as follows:

Debentures

(In millions of Korean won and foreign currencies in thousands)			December 31, 2018			December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sept. 07, 2034	6.500%	USD 100,000	~~W~~	111,810	USD 100,000	~~W~~	107,140
FR notes	Aug. 28, 2018	—	—		—	USD 300,000		321,420
MTNP notes	Apr. 22, 2019	2.625%	USD 350,000		391,335	USD 350,000		374,990
MTNP notes	Jan. 29, 2018	—	—		—	JPY 6,800,000		64,539
MTNP notes	Feb. 23, 2018	—	—		—	JPY 15,000,000		142,367
MTNP notes	July. 18, 2026	2.500%	USD 400,000		447,240	USD 400,000		428,560
MTNP notes	Aug. 07, 2022	2.625%	USD 400,000		447,240	USD 400,000		428,560
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.40%	USD 200,000		223,620	—		—
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD 100,000		111,810	—		—
MTNP notes	July. 06, 2020	0.310%	JPY 4,000,000		40,527	—		—
MTNP notes	July. 06, 2021	0.380%	JPY16,000,000		162,109	—		—
MTNP notes	Nov. 13, 2020	0.300%	JPY 30,000,000		303,954			—
The 173-2nd Public bond	Aug. 06, 2018	—	—		—	—		100,000
The 179th Public bond	Mar. 29, 2018	—	—		—	—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	—	—		—	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	—	—		—	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-1st Public bond	Sept. 16, 2018	—	—		—	—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.650%	—		300,000	—		300,000
The 186-2nd Public bond	June 26, 2019	3.078%	—		170,000	—		170,000
The 186-3rd Public bond	June 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	June 26, 2034	3.695%	—		100,000	—		100,000
The 187-2nd Public bond	Sept. 02, 2019	2.965%	—		220,000	—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.259%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 28, 2019	1.761%	—		100,000	—		100,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(In millions of Korean won and foreign currencies in thousands)			December 31, 2018			December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%	—		110,000	—		—
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		—
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		—
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		—
The 17th unsecured bond	Apr. 22, 2018	—	—		—	—		60,000

Subtotal					6,029,645			5,987,576
Less: Current portion					(880,940)			(1,357,776)
Discount on bonds					(20,056)			(19,347)

Total				~~W~~	5,128,649		~~W~~	4,610,453

[1]

As at December 31, 2018, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.808% as at December 31, 2018.

Short-term borrowings

(In millions of Korean won)
Type	Financial institution	Annual interest rates	December 31, 2018		December 31, 2017
Operational	NongHyup Bank	3.78%	~~W~~	15,000	~~W~~	—
	Shinhan Bank	3.70%~4.72%		59,800		113,300
	Shinhan Bank, Indonesia	8.90%		614		—
	Korea Development Bank	2.50%~4.35%		16,200		12,000
	Soohyup Bank	4.57%		1,000		3,000

	Total		~~W~~	92,614	~~W~~	128,300

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			December 31, 2018			December 31, 2017
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.50%	—	~~W~~	3,948	—	~~W~~	4,688
Shinhan Bank	General loans	2.93%	—		5,000	—		30,000
	Facility loans	3.01%	—		30,000	—		6,000
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD 9,000		10,063	USD 15,000		16,071
KEB Hana Bank	General loans	3.95%	—		—	—		3,000
Standard Charted Bank	General loans	3.16%	—		6,000	—		8,000
NongHyup Bank	General loans	2.86%	—		8,000	—		8,000
	Facility loans	2.00%	—		104	—		123
Industrial Bank of Korea	General loans	3.02%	—		10,000	—		—
	General loans	3.30%	—		30,000	—		30,000
Kookmin Bank	Facility loans	2.59%	—		—	—		2,333
NH Investment & Security Co., Ltd.	Commercial papers	3.17%	—		300,000	—		300,000
Others	Redeemable convertible preferred stock [3]	1.00%	—		950	—		950
	Kookmin Bank and other [2]	4.586%	USD 127,023		142,025	USD 166,108		177,968

Subtotal				~~W~~	546,090		~~W~~	587,133

Less: Current portion					(394,927)		~~W~~	(87,398)

Total				~~W~~	151,163		~~W~~	499,735

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 2.808% as at December 31, 2018.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~ 500 in 2010.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at December 31, 2018, is as follows:

	Debentures						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jan. 1, 2019 ~ Dec. 31, 2019	~~W~~	490,000	~~W~~	391,335	~~W~~	881,335	~~W~~	436,518	~~W~~	51,023	~~W~~	487,541	~~W~~	1,368,876
Jan. 1, 2020 ~ Dec. 31, 2020		460,000		568,101		1,028,101		1,468		47,054		48,522		1,076,623
Jan. 1, 2021 ~ Dec. 31, 2021		1,060,000		162,109		1,222,109		45,518		43,700		89,218		1,311,327
Jan. 1, 2022 ~ Dec. 31, 2022		—		447,240		447,240		518		10,925		11,443		458,683
Thereafter		1,780,000		670,860		2,450,860		1,980		—		1,980		2,452,840

Total	~~W~~	3,790,000	~~W~~	2,239,645	~~W~~	6,029,645	~~W~~	486,002	~~W~~	152,702	~~W~~	638,704	~~W~~	6,668,349

17.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017, are as follows:

	2018
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	18,305	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030
Increase (transfer)		44,594		25,975		26,958		97,526
Usage		(3,002)		(3,181)		(11,780)		(17,963)
Reversal		(1,137)		(4,182)		(1,818)		(7,137)

Ending balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,869	~~W~~	275,456

Current	~~W~~	14,513	~~W~~	1,736	~~W~~	95,212	~~W~~	111,461
Non-current		44,247		117,092		2,656		163,995

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179
Increase (transfer)		3,842		2,827		41,550		48,219
Usage		(1,740)		(2,178)		(22,382)		(26,300)
Reversal		(2,834)		(1,723)		(11,467)		(16,024)
Changes in scope of consolidation		—		(22)		(22)		(44)

Ending balance	~~W~~	18,036	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030

Current	~~W~~	17,238	~~W~~	1,766	~~W~~	59,168	~~W~~	78,172
Non-current		1,068		98,450		25,340		124,858

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

18.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at December 31, 2018 and 2017, are determined as follows:

(In millions of Korean won)	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	2,201,876	~~W~~	1,911,166
Fair value of plan assets		(1,643,046)		(1,519,779)

Liabilities	~~W~~	561,269	~~W~~	395,079

Assets	~~W~~	2,439	~~W~~	3,692

Changes in the defined benefit obligations for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,911,166	~~W~~	1,713,184
Current service cost		225,667		210,336
Interest expense		51,691		38,994
Benefit paid		(121,372)		(154,600)
Changes due to settlements of plan		9,801		(61)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		4,600		3,353
Actuarial gains and losses arising from changes in financial assumptions		114,548		36,946
Actuarial gains and losses arising from experience adjustments		(19,919)		63,583
Changes in scope of consolidation		23,784		(569)

Ending	~~W~~	2,201,876	~~W~~	1,911,166

Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,519,779	~~W~~	1,334,780
Interest income		41,233		30,303
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		1,409		(5,557)
Benefits paid		(116,303)		(130,510)
Employer contributions		179,100		290,895
Changes in scope of consolidation		17,828		(132)

Ending	~~W~~	1,643,046	~~W~~	1,519,779

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Amounts recognized in the consolidated statement of profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Current service cost	~~W~~	225,667	~~W~~	210,336
Net Interest cost		10,459		8,691
Past service cost		9,801		(61)
Transfer in (out)		(13,881)		(9,196)

Total expenses	~~W~~	232,045	~~W~~	209,770

Principal actuarial assumptions used are as follows:

	December 31, 2018	December 31, 2017
Discount rate	2.20% ~ 3.34%	1.85% ~ 3.66%
Future salary increase	1.39% ~ 7.82%	1.00% ~ 8.03%

The sensitivity of the defined benefit obligations as at December 31, 2018, to changes in the principal assumptions is:

(in percentage, in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption	Increase in assumption		Decrease in assumption
Discount rate	0.5% point	~~W~~	(72,851)	~~W~~	82,527
Salary growth rate	0.5% point		75,647		(63,267)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2019, are ~~W~~ 320,899 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	183,106	~~W~~	225,706	~~W~~	726,283	~~W~~	3,972,768	~~W~~	5,107,863

The weighted average duration of the defined benefit obligations is 7.4 years.

19.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2018, is ~~W~~ 48,210 million (for the year ended December 31, 2017: ~~W~~ 45,936 million).

20.	Commitments and Contingencies

As at December 31, 2018, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,697,000	—
Commercial papers	NH Investment & Securities Co., Ltd.	KRW	300,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,948
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	495,560	70,759
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	960
Loans for working capital	Korea Development Bank and others	KRW	254,300	158,000
Facility loans	Shinhan Bank and others	KRW	10,123	8,406
	Kookmin Bank and others	USD	212,000	127,024
Facility loans on ships	Shinhan Bank	USD	9,000	9,000
Export L/C	Shinhan Bank	USD	—	1,156
Derivatives transaction limit	Korea Development Bank	KRW	100,000	64,622
FX forward trading commitment	Shinhan Bank	USD	11,500	—

Total		KRW	2,944,683	606,695
		USD	232,500	137,180

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

As at December 31, 2018, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	299,689
		USD	1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in Korean currency	Shinhan Bank and others	KRW	5
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	51,766
		PLN[1]	23,000
Comprehensive credit line	KEB Hana Bank and others	KRW	40,000
Comprehensive credit line	KEB Hana Bank	USD	10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	58,992
Performance guarantee / Warranty Guarantee		KRW	376,420
Guarantee for advances received/others		KRW	124,901
Bid guarantee	Seoul Guarantee Insurance	KRW	350
Warranty guarantee		KRW	1,037
Guarantees for licensing		KRW	4,070
Performance guarantee / Warranty Guarantee		KRW	996
Guarantees for public sale		KRW	120
Guarantees for deposits		KRW	3,525

Total		KRW	910,105
		USD	69,346
		PLN[1]	23,000

[1]	Polish Zloty.

As at December 31, 2018, guarantees provided by the Group to a third party, are as follows:

(In millions of Korean won and foreign currencies in thousands)
	Subject to payment guarantees	Creditor	Currency	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	KRW	4,854	2,503	Nov 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	KRW	8,172	4,271	Oct. 29, 2017 ~ Nov. 30, 2020
KT Hitel Co., Ltd.	KEB Hana Bank	Cash payers	KRW	538	—	Apr 19, 2018 ~ Apr 19, 2019
KT Hitel Co., Ltd.	Korea Software Financial Cooperative	Yonsei University and others	KRW	34,715	1,616	Oct 22, 2018 ~ Oct 22, 2021
BC Card Co., Ltd	PT Bccard Asia Pacific	Shinhan Bank, Indonesia	IDR	8,000,000	8,000,000	Sep 18, 2018 ~ Sep 17, 2019

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2018, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 3,480 million.

For the year ended December 31, 2018, the Group made agreements with the Securitization Specialty Companies (2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd., 2017: Giga LTE Thirty first to Thirty sixth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2018, the Group is a defendant in 172 lawsuits with the total claimed amount of ~~W~~ 169,246 million (2017: ~~W~~ 112,639 million). As at December 31, 2018, litigation provisions of ~~W~~ 58,776 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed the other lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Controlling Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to \ 6,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,474,009 million (2017: ~~W~~ 622,059 million).

21.	Lease

The Group’s non-cancellable lease arrangements as at December 31, 2018, are as follows:

Details of finance lease assets as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Acquisition costs	~~W~~	343,055	~~W~~	325,975
Less: Accumulated depreciation		(152,244)		(126,091)

Net balance	~~W~~	190,811	~~W~~	199,884

As at December 31, 2018, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~ 63,070 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~ 58,535 million).

Details of future minimum lease payments as at December 31, 2018 and 2017, under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total amount of minimum lease payments
Within one year	~~W~~	77,615	~~W~~	88,441
From one year to five years		124,498		132,113
More than five years		79		81

Total		202,192		220,635

Unrealized interest expense		38,334		43,758

Net amount of minimum lease payments
Within one year		59,324		68,651
From one year to five years		104,456		108,146
More than five years		78		80

Total	~~W~~	163,858	~~W~~	176,877

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of future minimum lease payments as at December 31, 2018 and 2017, under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Within one year	~~W~~	109,025	~~W~~	109,258
From one year to five years		263,395		266,434
Thereafter		1,153		1,635

Total	~~W~~	373,573	~~W~~	377,327

Operating lease expenses incurred for the years ended December 31, 2018 and 2017, amounted to ~~W~~ 132,225 million and ~~W~~ 126,250 million, respectively.

22.	Share Capital

As at December 31, 2018 and 2017, the Group’s number of authorized shares is one billion.

	December 31, 2018					December 31, 2017
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued.

23.	Retained Earnings

Details of retained earnings as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,895,248		4,554,785

Total	~~W~~	11,328,859	~~W~~	9,988,396

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

24.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2018 and 2017, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Changes in investments in associates and joint ventures	~~W~~	(871)	~~W~~	(735)
Loss on derivatives valuation		(30,474)		(3,463)
Gain on valuation of financial assets at fair value through other comprehensive income		96,704		—
Gain of valuation on available-for-sale		—		52,673
Exchange differences on translation for foreign operations		(15,201)		(17,490)

Total	~~W~~	50,158	~~W~~	30,985

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Increase/ decrease		Reclassifica- tion to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(735)	~~W~~	—	~~W~~	(136)	~~W~~	—	~~W~~	(871)
Gain or loss on derivatives valuation		(3,463)		—		17,268		(44,279)		(30,474)
Gain on valuation of financial assets at fair value through other comprehensive income		52,673		17,741		26,290		—		96,704
Exchange differences on translation for foreign operations		(17,490)				2,289		—		(15,201)

Total	~~W~~	30,985	~~W~~	17,741	~~W~~	45,711	~~W~~	(44,279)	~~W~~	50,158

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Beginning		Increase/ decrease		Reclassifica- tion to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(10,883)	~~W~~	10,148	~~W~~	—	~~W~~	(735)
Gain or loss on derivatives valuation		(34,309)		(111,083)		141,929		(3,463)
Gain or loss of valuation on available-for-sale		54,106		54,017		(55,450)		52,673
Exchange differences on translation for foreign operations		(10,346)		(7,144)		—		(17,490)

Total	~~W~~	(1,432)	~~W~~	(54,062)	~~W~~	86,479	~~W~~	30,985

The Group’s other components of equity as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Treasury stock [1]	~~W~~	(830,874)	~~W~~	(853,108)
Gain or loss on disposal of treasury stock [2]		(12,251)		873
Share-based payments		5,956		6,483
Others [3]		(343,914)		(359,550)

Total	~~W~~	(1,181,083)	~~W~~	(1,205,302)

[1]	During the year ended December 31, 2018, the Group acquired treasury stock of 847,620 and disposed of 895,333 treasury shares.
[2]	The amount directly reflected in equity is ~~W~~ 5,410 million (2017: ~~W~~ 653 million) for the year ended December 31, 2018.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As at December 31, 2018 and 2017, the details of treasury stock are as follows:

	December 31, 2018		December 31, 2017
Number of shares (in shares)		15,967,040		16,014,753
Amounts (In millions of Korean won)	~~W~~	830,874	~~W~~	853,108

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

25.	Share-based Payments

Details of share-based payments as at December 31, 2018, are as follows:

12th grant

Grant date	August 2, 2018

Grantee	CEOs, inside directors, outside directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~ 28,350

Total compensation costs (in Korean won)	~~W~~ 5,956 million

Estimated exercise date (exercise date)	During 2019

Valuation method	Fair value method

Changes in the number of stock options for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

	2017
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
10th grant	318,506	—	193,094	125,412	—	—
11th grant	—	316,949	—	—	316,949	—

Total	318,506	316,949	193,094	125,412	316,949	—

[1]	The weighted average price of ordinary shares at the time of exercise in 2018 was ~~W~~ 27,300 (2017: ~~W~~ 31,797).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

26.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2018
Revenue from contracts with customers	~~W~~	23,252,348
Revenue from other sources		207,795

Total revenue	~~W~~	23,460,143

Operating revenues for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Services provided	~~W~~	19,931,141	~~W~~	19,898,725
Sales of goods [1]		3,529,002		3,488,542

Total	~~W~~	23,460,143	~~W~~	23,387,267

[1]	Includes revenue from construction commitment recognized using percentage of completion method.

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2018		January 1, 2018
Contract assets	~~W~~	398,797	~~W~~	421,131
Contract liabilities		347,461		282,836
Deferred revenue		96,198		88,732

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2018		January 1, 2018
Contract costs recognized as assets	~~W~~	1,469,855	~~W~~	1,306,409

The Group recognized ~~W~~ 1,397,318 million of operating expenses in the current reporting period which relates to contract cost assets.

In 2018, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	183,905
Deferred revenue of joining/installment fee		37,975
Others		1,536

Total	~~W~~	225,416

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

27.	Construction Commitments

Changes in construction contracts for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	156,364	~~W~~	32,141	~~W~~	186,883	~~W~~	1,622
Daegu (Susung) complex residence		100,442		33,236		42,276		91,402
Busan (Gaya) apartment		79,015		1		31,018		47,998

(in millions of Korean won)	2017
	Beginning		Increase		Gain from construction		Ending
Gwangju (Ssangam) complex residence	~~W~~	332,001	~~W~~	—	~~W~~	175,637	~~W~~	156,364
Daegu (Susung) complex residence		—		105,884		5,442		100,442
Busan (Gaya) apartment		—		86,544		7,529		79,015
Busan (Youngdo) apartment		36,530		493		37,023		—

Gains or losses from construction in progress as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju (Ssangam) complex residence	~~W~~	394,156	~~W~~	329,171	~~W~~	64,985	~~W~~	271,284	~~W~~	—
Daegu (Susung) complex residence		47,718		33,064		14,654		55,648		7,930
Busan (Gaya) apartment		38,547		28,400		10,147		34,347		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	December 31, 2017
	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju (Ssangam) complex residence	~~W~~	207,273	~~W~~	174,983	~~W~~	32,290	~~W~~	179,085	~~W~~	—
Daegu (Susung) complex residence		5,442		3,771		1,671		21,177		15,735
Busan (Gaya) apartment		7,529		5,547		1,982		17,657		10,128
Busan (Youngdo) apartment		97,905		75,388		22,517		97,905		—

Amounts due from and to customers for contract work as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Amount due from customers for contract work [1]		Amount due to customers for contract work [2]
Gwangju (Ssangam) complex residence	~~W~~	122,872	~~W~~	—
Daegu (Susung) complex residence		—		7,930
Busan (Gaya) apartment		4,200		—
Busan (Youngdo) apartment		—		—

(in millions of Korean won)	December 31, 2017
	Amount due from customers for contract work [1]		Amount due to customers for contract work [2]
Gwangju (Ssangam) complex residence	~~W~~	28,188	~~W~~	—
Daegu (Susung) complex residence		—		15,735
Busan (Gaya) apartment		—		10,128
Busan (Youngdo) apartment		—		—

[1]	Amount due from customers for contract work is recorded as non-trade receivables in the consolidated statements of financial position.
[2]	Amount due to customers for contract work is recorded as advance payments in the consolidated statements of financial position.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

28.	Operating Expenses

Operating expenses for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Salaries and wages	~~W~~	3,845,842	~~W~~	3,568,456
Depreciation		2,674,205		2,745,969
Amortization		607,527		618,533
Commissions		1,080,168		1,085,865
Interconnection charges		579,613		640,612
International interconnection fee		226,627		214,058
Purchase of inventories		4,224,346		3,945,999
Changes of inventories		(242,859)		(79,745)
Sales commission		1,942,841		2,201,778
Service cost		1,540,869		1,428,405
Utilities		323,411		323,313
Taxes and dues		285,131		279,574
Rent		460,377		448,772
Insurance premium		73,654		69,384
Installation fee		143,669		146,783
Advertising expenses		157,675		197,114
Research and development expenses		176,758		168,635
Card service cost		3,112,618		3,094,894
Others		986,149		913,582

Total	~~W~~	22,198,621	~~W~~	22,011,981

Details of employee benefits for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Short-term employee benefits	~~W~~	3,505,214	~~W~~	3,297,944
Post-employment benefits (defined benefit)		232,045		209,770
Post-employment benefits (defined contribution)		48,210		45,936
Share-based payment		8,439		7,660
Others		51,934		6,949

Total	~~W~~	3,845,842	~~W~~	3,568,259

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

29.	Other Income and Other Expenses

Other income for the years ended December 31, 2018 and 2017, consists of:

(in millions of Korean won)	2018		2017
Gains on disposal of property and equipment and investment properties	~~W~~	41,340	~~W~~	30,499
Gains on disposal of intangible assets		9,571		12,312
Compensation on property and equipment		101,163		124,630
Gains on government subsidies		18,037		26,021
Gain on disposal of investments in subsidiaries and associates		3,744		1,438
Others		42,143		92,488

Total	~~W~~	215,998	~~W~~	287,388

Other expenses for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Loss on disposal of property and equipment	~~W~~	95,657	~~W~~	180,792
Loss on disposal of intangible assets		5,315		16,583
Loss on disposal of associates		7		2,417
Impairment loss on property and equipment		15,904		9,285
Impairment loss on intangible asset		12,997		116,095
Donation		58,336		85,377
Other allowance for bad debts		21,123		3,335
Others		110,556		159,665

Total	~~W~~	319,895	~~W~~	573,549

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

30.	Financial Income and Costs

Details of financial income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Interest income	~~W~~	244,796	~~W~~	93,078
Gain on foreign currency transactions		17,175		79,653
Gain on foreign currency translation		3,691		225,580
Gain on settlement of derivatives		27,950		—
Gain on valuation of derivatives		66,305		57
Others		14,326		7,960

Total	~~W~~	374,243	~~W~~	406,328

Details of financial costs for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Interest expenses	~~W~~	296,873	~~W~~	302,464
Loss on foreign currency transactions		49,156		40,303
Loss on foreign currency translation		72,642		12,239
Loss on settlement of derivatives		—		58,569
Loss on valuation of derivatives		2,045		209,582
Loss on disposal of trade receivables		13,818		20,355
Impairment loss on available-for-sale financial assets		—		9
Others		1,125		1,010

Total	~~W~~	435,659	~~W~~	644,531

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

31.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as at December 31, 2018 and 2017, is as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	406,962	~~W~~	309,641
Deferred tax assets to be recovered after more than 12 months		1,347,985		1,140,252

Deferred tax assets before offsetting		1,754,947		1,449,893

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(415,097)		(15,705)
Deferred tax liability to be recovered after more than 12 months		(1,102,682)		(859,126)

Deferred tax liabilities before offsetting		(1,517,779)		(874,831)

Deferred tax assets after offsetting	~~W~~	443,641	~~W~~	703,524

Deferred tax liabilities after offsetting	~~W~~	206,473	~~W~~	128,462

The gross movements on the deferred income tax account for the years ended December 31, 2018 and 2017, are calculated as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	575,062	~~W~~	559,878
Changes in accounting policy		(372,078)		—
Credited to the statement of profit or loss		959		(6,618)
Charged to other comprehensive income		36,115		21,802

Ending	~~W~~	237,168	~~W~~	575,062

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehen- sive income		Ending
Deferred tax liabilities
Available-for-sale financial assets	~~W~~	(30,520)	~~W~~	30,520	~~W~~	—	~~W~~	—	~~W~~	—
Investment in subsidiaries, associates, and joint ventures		(96,650)		—		2,867		179		(93,604)
Depreciation		—		—		(424)		—		(424)
Advanced depreciation provision		(248,592)		—		(64,592)		—		(313,184)
Deposits for severance benefits		(387,856)		—		(11,126)		—		(398,982)
Accrued income		(2,150)		—		592		—		(1,558)
Reserve for technology and human resource development		(314)		—		110		—		(204)
Prepaid expenses		—		(352,139)		(17,777)		—		(369,916)
Contract assets		—		(23,663)		12,158		—		(11,505)
Financial assets at fair value through profit or loss		—		(30,856)		30,195		—		(661)
Financial assets at fair value through other comprehensive income		—		(8,587)		(17,638)		(15,573)		(41,798)
Others		(108,749)		—		(177,194)		—		(285,943)

Total	~~W~~	(874,831)	~~W~~	(384,725)	~~W~~	(242,829)	~~W~~	(15,394)	~~W~~	(1,517,779)

Deferred tax assets
Derivative instruments	~~W~~	24,724	~~W~~	—	~~W~~	(26,128)	~~W~~	9,745	~~W~~	8,341
Provision for impairment or trade receivables		121,656		(9,096)		(12,673)		—		99,887
Inventory valuation		—		—		121		—		121
Contribution for construction		18,271		—		(1,471)		—		16,800
Unsettled expenses		106,168		—		21,729		—		127,897
Provisions		24,079		—		12,099		—		36,178
Property and equipment		232,074		—		(1,796)		—		230,278
Defined benefit liabilities		467,049		—		3,980		42,813		513,842
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Deduction of installment receivables		—		—		42		—		42
Assets retirement obligation		20,836		—		3,696		—		24,532
Gain or loss foreign currency translation		143		—		10,529		—		10,672
Deferred revenue		26,334		15,809		(2,502)		—		39,641
Tax loss carryforward		2,699		—		1,364		—		4,063
Trade receivables		—		2,890		(1,293)		—		1,597
Others		247,702		154		284,742		(1,049)		531,549

Total	~~W~~	1,299,117	~~W~~	9,757	~~W~~	291,666	~~W~~	51,509	~~W~~	1,652,049

Temporary difference, net Tax credit carryforwards		150,776		—		(47,878)		—		102,898

Total net balance	~~W~~	575,062	~~W~~	(372,078)	~~W~~	959	~~W~~	36,115	~~W~~	237,168

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(49,188)	~~W~~	49,188	~~W~~	—	~~W~~	—
Available-for-sale financial assets		(31,702)		(164)		1,346		(30,520)
Investment in subsidiaries, associates, and joint ventures		(50,746)		(42,659)		(3,245)		(96,650)
Depreciation		(39,498)		39,498		—		—
Advanced depreciation provision		(225,687)		(22,905)		—		(248,592)
Deposits for severance benefits		(307,730)		(80,126)		—		(387,856)
Accrued income		(2,024)		(126)		—		(2,150)
Reserve for technology and human resource development		(747)		433		—		(314)
Others		(119,366)		10,617		—		(108,749)

Total	~~W~~	(826,688)	~~W~~	(46,244)	~~W~~	(1,899)	~~W~~	(874,831)

Deferred tax assets
Derivative instruments	~~W~~	—	~~W~~	34,572	~~W~~	(9,848)	~~W~~	24,724
Provision for impairment or trade receivables		110,276		11,380		—		121,656
Inventory valuation		48		(48)		—		—
Contribution for construction		18,091		180		—		18,271
Accrued expenses		80,356		10,683		—		91,039
Provisions		20,221		3,858		—		24,079
Property and equipment		232,915		(841)		—		232,074
Defined benefit liabilities		372,492		67,751		26,806		467,049
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		25,915		(10,786)		—		15,129
Deduction of installment receivables		13,887		(13,887)		—		—
Assets retirement obligation		18,086		2,750		—		20,836
Gain or loss foreign currency translation		67,701		(67,558)		—		143
Deferred revenue		26,113		221		—		26,334
Tax credit carryforwards		199,599		(48,823)		—		150,776
Tax loss carryforward		—		2,699		—		2,699
Others		193,956		47,003		6,743		247,702

Total	~~W~~	1,386,566	~~W~~	39,626	~~W~~	23,701	~~W~~	1,449,893

Net balance	~~W~~	559,878	~~W~~	(6,618)	~~W~~	21,802	~~W~~	575,062

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The tax impacts recognized directly to equity as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018						December 31, 2017
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Loss on valuation of available-for-sale securities	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(5,561)	~~W~~	1,346	~~W~~	(4,215)
Gain on valuation of financial assets at fair value through other comprehensive income		59,384		(15,573)		43,811		—		—		—
Gain (loss) on valuation of hedge instruments		(36,756)		9,745		(27,011)		40,694		(9,848)		30,846
Remeasurements of net defined benefit liabilities		(116,324)		42,813		(73,511)		(110,768)		26,806		(83,962)
Share of gain(loss) of associates and joint ventures, and others		(1,036)		179		(857)		13,410		(3,245)		10,165
Exchange differences on translation for foreign operations		3,989		(1,049)		2,940		(27,865)		6,743		(21,122)

Total	~~W~~	(90,743)	~~W~~	36,115	~~W~~	(54,628)	~~W~~	(90,090)	~~W~~	21,802	~~W~~	(68,288)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of income tax expense for the years ended December 31, 2018 and 2017, are calculated as follows:

(in millions of Korean won)	2018		2017
Current income tax expenses	~~W~~	329,396	~~W~~	268,886
Impact of change in temporary difference		(959)		6,618

Income tax expense	~~W~~	328,437	~~W~~	275,504

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2018		2017
Profit before income tax	~~W~~	1,090,742	~~W~~	837,030

Expected tax expense at statutory tax rate	~~W~~	289,592	~~W~~	202,099
Tax effect:
Income not taxable for tax purposes		(85,322)		(19,268)
Expenses not deductible for tax purposes		18,126		39,746
Tax credit and deductions		(20,319)		(27,211)
Others		126,360		80,138

Income tax expense	~~W~~	328,437	~~W~~	275,504

32.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2018 and 2017, is calculated as follows:

(in millions of Korean won)	2018		2017
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	688,464	~~W~~	476,744
Weighted average number of ordinary shares outstanding (in number of shares)		245,049,466		245,017,175
Basic earnings per share (in Korean won)	~~W~~	2,809	~~W~~	1,946

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible redeemable preferred stocks, convertible bond and other share-based payments.

Diluted earnings per share from operations for the years ended December 31, 2018 and 2017, is calculated as follows:

(in millions of Korean won)	2018		2017
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	688,464	~~W~~	476,744
Adjusted net income attributable to ordinary shares (In millions of Korean won)		—		—
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	688,464	~~W~~	476,744
Number of dilutive potential ordinary shares outstanding (in number of shares)		1,163		79,880
Weighted average number of ordinary shares outstanding (in number of shares)		245,050,629		245,097,055
Diluted earnings per share (in Korean won)	~~W~~	2,809	~~W~~	1,945

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

33.	Dividend

The dividends paid by the Group in 2018 were ~~W~~ 245,097 million (~~W~~ 1,000 per share). The dividends paid by the Group in 2017 were ~~W~~ 195,977 million (~~W~~ 800 per share). A dividend in respect of the year ended December 31, 2018, of ~~W~~ 1,100 per share, amounting to a total dividend of ~~W~~ 269,659 million, is to be proposed at the shareholders’ meeting on March 29, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

34.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
1. Profit for the year	~~W~~	762,305	~~W~~	561,526
2. Adjustments for:
Income tax expense		328,437		275,504
Interest income [1]		(265,817)		(108,639)
Interest expense [1]		296,894		302,464
Dividends income		(2,910)		(4,785)
Depreciation		2,735,413		2,802,531
Amortization of intangible assets		629,526		635,150
Provisions for severance benefits (defined benefits)		245,926		218,966
Impairment losses on trade receivables		113,064		45,704
Share of net profit or loss of associates and joint ventures		5,912		15,480
Loss (gain) on disposal of associates and joint ventures		(3,737)		979
Impairment loss on associates and joint ventures		—		3,662
Loss on disposal of property and equipment, and investment in properties		68,688		150,293
Impairment loss on property and equipment, and investment in properties		15,904		9,285
Loss (gain) on disposal of intangible assets		(4,256)		4,271
Impairment loss on intangible assets		12,997		116,095
Loss (gain) on foreign currency translation		68,952		(213,341)
Loss (gain) on valuation of derivatives, net		(92,210)		268,094
Gain on disposal of financial assets at fair value through profit or loss		(1,712)		—
Gain on valuation of financial assets at fair value through profit or loss		(10,768)		—
Gain on disposal of financial assets at amortized cost		(44)		—
Impairment loss on available for sale securities		—		9
Gain on disposal of available-for-sale securities		—		(89,598)
Others		(68,376)		(260,478)
3. Changes in operating assets and liabilities
Increase in trade receivables		(81,217)		(303,340)
Decrease (increase) in other receivables		257,759		(370,310)
Decrease (increase) in other current assets		(123,258)		11,792
Decrease (increase) in other non-current assets		19,556		(43,790)
Increase in inventories		(274,209)		(97,709)
Increase (decrease) in trade payables		(167,841)		162,110
Increase (decrease) in other payables		(448,301)		214,689
Increase in other current liabilities		291,548		345,543
Increase (decrease) in other non-current liabilities		(17,220)		14,198
Increase (decrease) in provisions		79,526		(12,574)
Increase (decrease) in deferred revenue		48,201		(13,086)
Increase in plan assets		(53,301)		(203,420)
Payment of severance benefits		(153,209)		(118,391)

4. Cash generated from operations(1+2+3)	~~W~~	4,212,222	~~W~~	4,318,884

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income recognized as operating revenue is ~~W~~ 21,021 million (2017: ~~W~~ 15,561 million) and related interest expense recognized as operating expense is ~~W~~ 21 million (2017: zero) for the year ended December 31, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 20). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Reclassification of the current portion of borrowings	~~W~~	1,149,599	~~W~~	1,416,066
Reclassification of construction-in-progress to property and equipment		1,988,014		2,686,591
Reclassification of accounts payable from property and equipment		122,185		225,601
Reclassification of accounts payable from intangible assets		584,595		(227,108)
Reclassification of payable from defined benefit liability		(31,838)		36,209
Reclassification of payable from plan assets		(9,497)		43,035

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

35.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	~~W~~	6,683,662	~~W~~	(139,715)	~~W~~	3,000	~~W~~	70,095	~~W~~	—	~~W~~	15,000	~~W~~	16,252	~~W~~	6,648,294
Financial lease liabilities		176,878		(73,885)		61,187		—		—		—		(322)		163,858
Derivative liabilities		98,820		(14,587)		—		(37,344)		35,809		—		(17,631)		65,067
Derivative assets		(7,389)		11,126		—		(22,474)		(3,419)		—		(7,687)		(29,843)

Total	~~W~~	6,951,971	~~W~~	(217,061)	~~W~~	64,187	~~W~~	10,277	~~W~~	32,390	~~W~~	15,000	~~W~~	(9,388)	~~W~~	6,847,376

(in millions of Korean won)	2017
	Beginning		Cash flows		Non-cash										Ending
					Newly acquired		Exchange difference		Fair value change		Scope changes		Others
Borrowing	~~W~~	8,120,791	~~W~~	(1,163,917)	~~W~~	—	~~W~~	(221,495)	~~W~~	—	~~W~~	(2,206)	~~W~~	(49,511)	~~W~~	6,683,662
Financial lease liabilities		180,714		(71,735)		68,938		—		—		—		(1,039)		176,878
Derivative liabilities		16,901		—		—		130,674		(28,015)		—		(20,740)		98,820
Derivative assets		(227,318)		71,370		—		76,552		(2,687)		—		74,694		(7,389)

Total	~~W~~	8,091,088	~~W~~	(1,164,282)	~~W~~	68,938	~~W~~	(14,269)	~~W~~	(30,702)	~~W~~	(2,206)	~~W~~	3,404	~~W~~	6,951,971

36.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business

Corporate customer business	B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of each segment for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	14,061,629	~~W~~	886,515	~~W~~	2,293,809
Corporate customer business [1]		2,509,880		208,584		546,635
Finance		3,560,417		145,463		22,504
Satellite TV		690,821		66,735		98,310
Others		6,373,639		6,532		380,384

		27,196,386		1,313,829		3,341,642
Elimination		(3,736,243)		(52,307)		5,637

Consolidated amount	~~W~~	23,460,143	~~W~~	1,261,522	~~W~~	3,347,279

[1]	The reporting segment of the current period has changed. However, the reporting segment of the prior period has not been restated to reflect the change.

(in millions of Korean won)	2017
	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	16,242,552	~~W~~	1,018,593	~~W~~	2,895,930
Finance		3,637,917		205,678		28,827
Satellite TV		685,822		75,373		99,216
Others		6,491,890		119,104		332,153

		27,058,181		1,418,748		3,356,126
Elimination		(3,670,914)		(43,462)		8,376

Consolidated amount	~~W~~	23,387,267	~~W~~	1,375,286	~~W~~	3,364,502

Operating revenues for the years ended December 31, 2018 and 2017, and non-current assets as at December 31, 2018 and 2017, by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets [1]
Location	2018		2017		December 31, 2018		December 31, 2017
Domestic	~~W~~	23,400,311	~~W~~	23,322,041	~~W~~	17,426,879	~~W~~	17,246,640
Overseas		59,832		65,226		139,585		137,914

Total	~~W~~	23,460,143	~~W~~	23,387,267	~~W~~	17,566,464	~~W~~	17,384,554

[1]	It is total amounts of property and equipment, intangible assets and investment properties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

37.	Related Party Transactions

The list of related party of the Group as at December 31, 2018, is as follows:

Relationship	Name of Entity
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs No.1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., PHI Healthcare. (HooH Healthcare Inc.), KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC future investment fund 1, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., FUNDA Co., Ltd., CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., JB Emerging Market Specialty Investment Private Equity Trust No.1, Little big pictures.
Others [1]	KT ENGCORE Co., Ltd.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

Outstanding balances of receivables and payables in relations to transactions with related parties as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)		December 31, 20178
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables
Associates	K-REALTY CR REIT 1	~~W~~	674	~~W~~	30,910	~~W~~	—	~~W~~	—
and	K Bank, Inc.		627		12,435		—		296
joint ventures	Others		775		1,225		4		1,116
Others	KT ENGCORE Co., Ltd.		2,187		7,733		1,207		109,662

	Total	~~W~~	4,514	~~W~~	52,302	~~W~~	1,211	~~W~~	111,074

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)		December 31, 2017
		Receivables						Payables
		Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	778	~~W~~	—	~~W~~	33,800	~~W~~	—	~~W~~	—
	MOS GS Co., Ltd.		17		—		—		—		392
	MOS Daegu Co., Ltd.		1		—		—		—		1,388
	MOS Chungcheong Co., Ltd.		1		—		290		—		1,827
	MOS Gangnam Co., Ltd.		6		—		1		—		287
	MOS GB Co., Ltd.		17		—		1		—		778
	MOS BS Co., Ltd.		34		—		1		—		46
	MOS Honam Co., Ltd.		2		—		1		—		384
	K Bank, Inc.		1,338		—		7,994		—		296
	NgeneBio		1		2,510		—		—		3
	Others		54		—		1,281		—		2,135
Others	KT ENGCORE Co., Ltd.		7,189		—		2,921		13,029		105,344

	Total	~~W~~	9,438	~~W~~	2,510	~~W~~	46,290	~~W~~	13,029	~~W~~	112,880

Significant transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)		2018
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	2,088	~~W~~	—	~~W~~	31,984	~~W~~	—
	MOS GS Co., Ltd. [2]		493		—		11,234		789
	MOS Daegu Co., Ltd. [2]		229		—		8,475		300
	MOS Chungcheong Co., Ltd. [2]		540		—		8,795		364
	MOS Gangnam Co., Ltd. [2]		333		—		11,005		544
	MOS GB Co., Ltd. [2]		1,378		—		16,101		418
	MOS BS Co., Ltd. [2]		324		—		10,601		592
	MOS Honam Co., Ltd. [2]		331		—		9,901		598
	K Bank, Inc.		15,705		—		7,004		—
	NgeneBio [3]		3		—		—		—
	Others		2,777		111		9,542		5
Others	KT ENGCORE Co., Ltd.		4,224		4		112,063		174,210

	Total	~~W~~	28,425	~~W~~	115	~~W~~	236,705	~~W~~	177,820

[1]	The amounts include acquisition of property and equipment and others.
[2]	It is the amount before excluded from consolidation during the year.
[3]	It is the amount before excluded from associates during the year

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)		2017
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	2,233	~~W~~	—	~~W~~	35,532	~~W~~	—
	MOS GS Co., Ltd.		704		—		15,135		1,811
	MOS Daegu Co., Ltd.		335		—		7,580		934
	MOS Chungcheong Co., Ltd.		455		—		14,523		1,019
	MOS Gangnam Co., Ltd.		484		—		14,971		1,409
	MOS GB Co., Ltd.		987		—		20,060		1,591
	MOS BS Co., Ltd.		460		—		15,495		462
	MOS Honam Co., Ltd.		493		—		13,220		1,074
	K Bank, Inc.		29,939		—		59		—
	NgeneBio [2]		3		40		—		—
	Others		1,026		123		11,311		73
Others	KT ENGCORE Co., Ltd.		4,691		2		119,973		168,652
	K-Realty Rental Housing REIT 1 [3]		410		—		—		—

	Total	~~W~~	42,220	~~W~~	165	~~W~~	267,859	~~W~~	177,025

[1]	The amounts include acquisition of property and equipment and others.
[2]	It is the amount after excluded from consolidation during the year.
[3]	It is the amount before excluded from entities in the Large Enterprise Group during the year.

Key management compensation for the years ended December 31, 2018 and 2017, consists of:

(in millions of Korean won)	2018		2017
Salaries and other short-term benefits	~~W~~	2,762	~~W~~	2,879
Post-employment benefits		751		311
Stock-based compensation		878		1,331

Total	~~W~~	4,391	~~W~~	4,521

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fund transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Equity contributions in cash and others	Dividend income
Associates and joint ventures
PHI Healthcare Inc. (HooH Healthcare Inc.)	~~W~~ 1,000	~~W~~	—
KT-CKP New Media Investment Fund	(1,229)		—
PT. Mitra Transaksi Indonesia [1]	1,567		—
Gyeonggi-KT Yoojin Superman Fund	1,000		—
KT-DSC creative economy youth start-up investment fund	(1,800)		—
KT-IBKC future investment fund 1	(1,050)		—
Korea Electronic Vehicle Charging Service	168		—
K Bank, Inc.	26,725		—
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company	(3,423)		—
JB Emerging Market Specialty Investment Private Equity Trust No.1	3,960		202
K-REALTY CR REIT 1	—		8,932
Korea Information & Technology Investment Fund	—		1,842
MOS GS Co., Ltd.[2]	(147)		8
MOS Daegu Co., Ltd. [2]	(147)		8
MOS Chungcheong Co., Ltd. [2]	(153)		8
MOS Gangnam Co., Ltd. [2]	(180)		10
MOS GB Co., Ltd. [2]	(203)		12
MOS BS Co., Ltd. [2]	(183)		10
MOS Honam Co., Ltd. [2]	(206)		10
Daiwon Broadcasting Co., Ltd.	—		85
Boston Global Film & Contents Fund L.P.	(986)		—
Gyeonggi-KT Green Growth Fund	—		19

Total	~~W~~24,713	~~W~~	11,146

[1]	It is the amount before reclassification to assets held for sale.
[2]	It is the amount before included in consolidation during the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Equity contributions in cash		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	~~W~~	5,194	~~W~~	—
KT-IBKC future investment fund 1		7,500		—
CHAMP IT Co.,Ltd.		750		—
Korea Electronic Vehicle Charging Service		864		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
K-REALTY CR REIT 1		—		5,392
K Bank, Inc.		26,543		—
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd.		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	~~W~~	41,851	~~W~~	6,212

38.	Financial Risk Management

(1)	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures such as cash flow risk.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1)	Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(i)	Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii)	Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk (i.e, foreign currency translation of overseas operating assets and liabilities) unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

As at December 31, 2018 and 2017, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax[1]	Equity
2018.12.31	+ 10%	~~W~~ (2,350)	~~W~~	633
	- 10%	(2,851)		(62)
2017.12.31	+ 10%	~~W~~(10,132)	~~W~~	(7,273)
	- 10%	10,132		7,273

[1]	Computed with considering derivatives hedging effect applied by the Group to hedge foreign exchange risk of liabilities in foreign currencies

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of financial assets and liabilities in foreign currencies as at December 31, 2018 and 2017, are as follows:

(in thousands of foreign currencies)	December 31, 2018				December 31, 2017
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	279,327	~~W~~	1,893,782	~~W~~	236,476	~~W~~	1,908,831
SDR		267		730		306		738
JPY		66,078		50,000,000		28,267		21,801,443
GBP		—		256		—		74
EUR		2		6		186		3,625
DZD		618		—		47		—
CNY		16,315		27,954		46,555		10
UZS		121,053		—		136,787		—
RWF		857		—		3,346		—
THB		1,685		1,685		—		—
IDR		64,240,286		41,510,330		14,886,393		710,162
MMK		84		—		84		—
TZS		—		2,876		317,348		—
BWP		897		—		42		—
BDT		39,494		—		38,074		—
PLN		26		—		338		—
VND		467,272		—		311,649		—
XAF		666		—		—
CHF		—		—		—		12

(iii)	Price risk

As at December 31, 2018 and 2017, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased /decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2018.12.31	+ 10%	~~W~~ 12	~~W~~	898
	- 10%	(12)		(898)
2017.12.31	+ 10%	~~W~~ —	~~W~~	686
	- 10%	—		(686)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income can increase or decrease equity.

(iv)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2018 and 2017, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax	Equity
2018.12.31	+ 100 bp	~~W~~ 1,059	~~W~~ 9,689
	- 100 bp	(1,958)	(10,237)
2017.12.31	+ 100 bp	~~W~~ 1,942	~~W~~ 4,868
	- 100 bp	(1,954)	(5,198)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s trade receivables from customers, debt securities and others.

•	Risk management

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Group’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Group may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services,

•	debt investments carried at fair value through other comprehensive income, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The maximum exposure to credit risk of the Group’s financial instruments without considering value of collaterals as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Cash and cash equivalents (except for cash on hand)		~~W~~ 2,284,885		~~W~~ 1,926,620
Trade and other receivables
Financial assets at amortized costs		5,553,068		6,821,584
Financial assets at fair value through other comprehensive income		1,097,348		—
Contract assets		398,797		—
Other financial assets
Derivatives financial assets for hedging		29,843		7,389
Financial assets at fair value through profit or loss		714,653		5,813
Financial assets at fair value through other comprehensive income		6,909		—
Financial assets at amortized costs		484,272		—
Available-for-sale financial assets		—		9,899
Held-to-maturity financial assets		—		151
Financial instruments and others		—		1,333,317
Financial guarantee contracts [1]		65,760		143,969

Total	~~W~~	10,635,535	~~W~~	10,248,742

[1]	It is total amount guaranteed by the Group according to the guarantee contracts.

(i)	Trade receivables and contract assets

The Group applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

(ii)	Cash equivalents (except for cash on hand)

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others. All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

(iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior financial year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(v)	Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

3)	Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows and can differ from the amount in the financial statements.

	December 31, 2018
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,287,436	~~W~~	1,173,579	~~W~~	492,429	~~W~~	8,953,444
Borrowings (including debentures)		1,507,232		3,669,060		2,378,272		7,554,564
Other non-derivative financial liabilities		6,123		37,358		132,152		175,633
Financial guarantee contracts [1]		52,734		13,026		—		65,760

Total	~~W~~	8,853,525	~~W~~	4,893,023	~~W~~	3,002,853	~~W~~	16,749,401

	December 31, 2017
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,882,861	~~W~~	1,219,835	~~W~~	161,497	~~W~~	9,264,193
Borrowings (including debentures)		1,623,996		3,666,726		2,317,209		7,607,931
Other non-derivative financial liabilities		4,117		31,290		142,706		178,113
Financial guarantee contracts [1]		26,738		—		—		26,738

Total	~~W~~	9,537,712	~~W~~	4,917,851	~~W~~	2,621,412	~~W~~	17,076,975

[1]

It is total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2018
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	455,343	~~W~~	1,466,915	~~W~~	517,301	~~W~~	2,439,559
Inflows		484,505		1,492,718		519,133		2,496,356

	December 31, 2017
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	638,171	~~W~~	546,791	~~W~~	526,633	~~W~~	1,711,595
Inflows		608,270		568,976		509,558		1,686,804

(2)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	17,457,550	~~W~~	16,520,310
Total equity		14,731,280		13,210,600
Debt-to-equity ratio		119%		125%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The gearing ratios as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total borrowings	~~W~~	6,648,294	~~W~~	6,860,539
Less: cash and cash equivalents		(2,703,422)		(1,928,182)

Net debt		3,944,872		4,932,357
Total equity		14,731,280		13,210,600
Total capital		18,676,152		18,142,957
Gearing ratio		21%		27%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

	December 31, 2018
(in millions of Korean won)	Gross assets		Gross liabilities offset	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
					Financial instruments	Cash collateral
Trade receivables [2]	~~W~~	78,833	~~W~~ (1)	~~W~~78,832	~~W~~(76,414)	~~W~~—	~~W~~	2,418
Other financial assets		19,825	—	19,825	(19,825)	—		—

Total	~~W~~	98,658	~~W~~ (1)	~~W~~98,657	~~W~~(96,239)	~~W~~—	~~W~~	2,418

	December 31, 2017
(in millions of Korean won)	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position	Amounts not offset		Net amount
						Financial instruments	Cash collateral
Derivate used for hedge [1]	~~W~~	3,284	~~W~~	—	~~W~~ 3,284	~~W~~ (3,284)	~~W~~—	~~W~~	—
Trade receivables [2]		85,755		(5,010)	80,745	(73,109)	—		7,636
Other financial assets		8,680		(436)	8,244	(5,307)	—		2,937

Total	~~W~~	97,719	~~W~~	(5,446)	~~W~~92,273	~~W~~(81,700)	~~W~~—	~~W~~	10,573

[1]	It is the amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]

It is the amount for the Controlling Company and KT Powertel Co., Ltd, a subsidiary of the Group, applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset			Net amount
							Financial instruments		Cash collateral
Trade payables [2]	~~W~~	78,317	~~W~~	—	~~W~~	78,317	~~W~~	(76,413)	~~W~~—	~~W~~	1,904
Other financial liabilities		19,827		(1)		19,826		(19,825)	—		1

Total	~~W~~	98,144	~~W~~	(1)	~~W~~	98,143	~~W~~	(96,238)	~~W~~—	~~W~~	1,905

(in millions of Korean won)	December 31, 2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset			Net amount
							Financial instruments		Cash collateral
Derivate used for hedging [1]	~~W~~	26,135	~~W~~	—	~~W~~	26,135	~~W~~	(3,284)	~~W~~—	~~W~~	22,851
Trade payables [2]		80,829		(5,217)		75,612		(73,109)	—		2,503
Other financial liabilities		5,549		(229)		5,320		(5,307)	—		13

Total	~~W~~	112,513	~~W~~	(5,446)	~~W~~	107,067	~~W~~	(81,700)	~~W~~—	~~W~~	25,367

[1]	It is the amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]

It is the amount for the Controlling Company and KT Powertel Co., Ltd, a subsidiary of the Group, applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

39.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at December 31, 2018 and 2017, are as follows:

	December 31, 2018			December 31, 2017
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,703,422	1	~~W~~	1,928,182	1
Trade and other receivables
Financial assets measured at amortized cost		5,553,068	1		6,821,584	1
Financial assets at fair value through other comprehensive income		1,097,348	1,097,348		—	—
Other financial assets
Financial assets measured at amortized cost [2]		484,272	1		1,333,368	1
Financial assets at fair value through profit or loss [2]		777,685	777,685		5,913	5,913
Financial assets at fair value through other comprehensive income [2]		326,157	326,157		—	—
Available-for-sale financial assets [3]		—	—		319,402	319,402
Derivative financial assets for hedging		29,843	29,843		7,389	7,389

Total	~~W~~	10,971,795		~~W~~	10,415,838

Financial liabilities
Trade and other payables	~~W~~	8,521,379	1	~~W~~	8,427,458	1
Borrowings		6,648,293	1		6,683,662	6,738,326
Other financial liabilities
Financial liabilities at amortized cost		99,330	1		87,670	1
Financial liabilities at fair value through profit or loss		7,758	7,758		5,051	5,051
Derivative financial liabilities for hedging		57,308	57,308		93,770	93,770

Total	~~W~~	15,334,068		~~W~~	15,297,611

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	In the prior year, a portion of the equity instrument was classified as available-for-sale financial assets and financial assets held-to-maturity.
[3]

As at December 31, 2017, equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2018, are as follows:

	December 31, 2018
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss [1]		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income [1]		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843
Disclosed fair value
Investment properties		—		—		1,821,061		1,821,061

Total	~~W~~	8,982	~~W~~	1,746,915	~~W~~	2,296,197	~~W~~	4,052,094

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	~~W~~	—	~~W~~	47,125	~~W~~	17,941	~~W~~	65,066

[1]	In the prior year, a portion of the equity instrument was classified as available-for-sale financial assets.
[2]	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,813	~~W~~	5,813
Derivative financial assets for hedging		—		7,389		—		7,389
Available-for-sale financial assets		6,859		5,466		307,077		319,402
Disclosed fair value
Investment properties [1]		—		—		1,755,600		1,755,600

Total	~~W~~	6,859	~~W~~	12,855	~~W~~	2,068,490	~~W~~	2,088,204

Liabilities
Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,051	~~W~~	5,051
Derivative financial liabilities for hedging		—		76,045		17,725		93,770

Total	~~W~~	—	~~W~~	76,045	~~W~~	22,776	~~W~~	98,821

[1]	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2018
	Financial assets				Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss [3]		Financial assets at fair value through other comprehensive income [3]		Financial liabilities at fair value through profit or loss [2]		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	97,547	~~W~~	238,517	~~W~~	5,051	~~W~~	17,725
Changes in accounting policy		32,745		2,085		—		—
Purchases		21,365		8,802		—		—
Reclassification		1,581		(296)		—		—
Changes in scope of consolidation		—		364
Sales		(1,852)		(1,099)		—		—
Amount recognized in profit or loss[1,2]		12,214		89		2,707		(17,255)
Amount recognized in other comprehensive income [1]		—		63,074		—		9,713

Ending balance	~~W~~	163,600	~~W~~	311,536	~~W~~	7,758	~~W~~	10,183

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of both gain on valuation of derivatives and accumulated other comprehensive loss.
[2]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.
[3]	In prior year, a portion of the equity instrument was classified as available-for-sale financial assets.

	2017
(in millions of Korean won)	Financial assets at fair value through profit or loss		Available-for-sale		Other derivative financial liabilities		Derivative financial liabilities for hedging
Beginning balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973	~~W~~	—
Reclassification		—		(277)		—		—
Amount recognized in other comprehensive income		—		58,450		—		(1,909)
Purchases		—		85,287		—		—
Amount recognized in profit or loss		(464)		(113)		3,078		19,634
Sales		—		(124,159)		—		—

Ending balance	~~W~~	5,813	~~W~~	307,077	~~W~~	5,051	~~W~~	17,725

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2018 and 2017, are as follows:

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		777,564	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		317,296	2,3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model
Investment properties		1,821,061	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		57,308	2,3	Hull-White model, DCF Model

	December 31, 2017
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Other financial assets
Derivative financial assets for hedging	~~W~~	7,389	2	DCF Model
Available-for-sale financial assets		312,543	2,3	DCF Model
Financial assets at fair value through profit or loss		5,813	3	DCF Model
Investment properties		1,755,600	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	93,770	2,3	Hull-White model, DCF Model
Other derivative financial liabilities		5,051	3	DCF Model, Comparable Company Analysis

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2018 and 2017, are as follows:

	2018				2017
(in millions of Korean won)	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	6,532	~~W~~	(5,647)	~~W~~	—	~~W~~	(8,470)
II. New transactions		—		—		7,126		—
III. Recognized at fair value through profit or loss		(1,425)		2,823		(594)		2,823

IV. Ending balance (I+II+III)	~~W~~	5,107	~~W~~	(2,824)	~~W~~	6,532	~~W~~	(5,647)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

40.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Classes of entities	Nature, purpose, activities and others

Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As at December 31, 2018, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As at December 31, 2018, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As at December 31, 2018, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as at December 31, 2018 and 2017, are as follows:

	December 31, 2018
(in millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	1,429,910	~~W~~	3,701,718	~~W~~	2,751,208	~~W~~	7,882,836
Assets recognized in statement of financial position
Other financial assets	~~W~~	24,421	~~W~~	94,075	~~W~~	—	~~W~~	118,496
Joint ventures and associates		7,293		166,159		—		173,452

Total	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

Maximum loss exposure [1]
Investment assets	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

Total	~~W~~	31,714	~~W~~	260,234	~~W~~	—	~~W~~	291,948

[1]

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

	December 31, 2017
(in millions of Korean won)	Real Estate Finance		PEF and Investment Funds		Asset Securitization		Total
Total assets of unconsolidated structured entities	~~W~~	1,426,620	~~W~~	3,779,377	~~W~~	2,619,445	~~W~~	7,825,442
Assets recognized in statement of financial position
Other financial assets	~~W~~	21,800	~~W~~	52,666	~~W~~	—	~~W~~	74,466
Joint ventures and associates		10,168		164,030		—		174,198

Total	~~W~~	31,968	~~W~~	216,696	~~W~~	—	~~W~~	248,664

Maximum loss exposure [1]
Investment assets	~~W~~	31,968	~~W~~	216,696	~~W~~	—	~~W~~	248,664

Total	~~W~~	31,968	~~W~~	216,696	~~W~~	—	~~W~~	248,664

[1]

It includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

41.	Information About Non-controlling Interests

(1)	Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2018 and 2017, is as follows:

	2018
(in millions of Korean won)	Non-controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	328,302	~~W~~	23,405	~~W~~	(8,279)	~~W~~	30,722	~~W~~	374,150
BC Card Co., Ltd.	30.46%		339,067		28,418		(35,924)		13,986		345,547
KT Powertel Co., Ltd.	55.15%		53,053		(3,058)		—		2,870		52,865
KT Hitel Co.,Ltd.	32.87%		53,146		454		—		(1,264)		52,336
KT Telecop Co., Ltd.	13.18%		103,468		59		—		(170)		103,357

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Non-controlling Interests rate (%)	Accumulated non-controlling interests at the beginning of the year		Profit or loss allocated to non-controlling interests		Dividends paid to non-controlling interests		Others		Accumulated non-controlling interests at the end of the year
KT Skylife Co., Ltd.	49.73%	~~W~~	329,676	~~W~~	9,395	~~W~~	(9,817)	~~W~~	(952)	~~W~~	328,302
BC Card Co., Ltd.	30.46%		329,338		43,961		(29,490)		(4,742)		339,067
KT Powertel Co., Ltd.	55.15%		51,751		1,165		—		137		53,053
KT Hitel Co.,Ltd.	32.87%		51,798		870		—		478		53,146
KT Telecop Co., Ltd.	13.18%		103,532		381		—		(445)		103,468

(2)	Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

Summarized consolidated statements of financial position as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Current assets	~~W~~	301,739	~~W~~	2,997,429	~~W~~	84,785	~~W~~	161,162	~~W~~	52,367
Non-current assets		514,263		724,950		39,279		111,546		220,125
Current liabilities		112,411		2,520,050		27,187		63,231		85,648
Non-current liabilities		37,430		110,486		1,030		2,812		54,666
Equity		666,161		1,091,843		95,847		206,665		132,178

(in millions of Korean won)	December 31, 2017
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Current assets	~~W~~	324,632	~~W~~	3,225,262	~~W~~	73,527	~~W~~	150,368	~~W~~	73,023
Non-current assets		468,261		823,001		41,598		107,872		191,330
Current liabilities		185,995		2,868,669		18,450		49,922		90,569
Non-current liabilities		24,555		86,369		487		3,021		41,064
Equity		582,343		1,093,225		96,188		205,297		132,720

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Summarized consolidated statements of comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Sales	~~W~~	690,821	~~W~~	3,550,744	~~W~~	65,169	~~W~~	278,888	~~W~~	326,053
Profit (loss) for the year		52,010		70,889		(5,545)		657		166
Other comprehensive income		(4,223)		45,715		(247)		81		(1,683)
Total comprehensive income (loss)		47,787		116,604		(5,792)		738		(1,517)

(in millions of Korean won)	2017
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Sales	~~W~~	685,822	~~W~~	3,628,560	~~W~~	67,337	~~W~~	227,631	~~W~~	315,366
Profit for the year		57,314		156,109		2,112		3,225		2,885
Other comprehensive income		(1,728)		(14,390)		250		(189)		(3,375)
Total comprehensive income (loss)		55,586		141,719		2,362		3,036		(490	)1⁄4

Summarized consolidated statements of cash flows for the years ended December 31, 2018 and 2017, are as follows:

	2018
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Cash flows from operating activities	~~W~~	183,474	~~W~~	86,299	~~W~~	11,603	~~W~~	43,855	~~W~~	40,351
Cash flows from investing activities		(139,846)		128,538		(2,580)		(26,335)		(76,969)
Cash flows from financing activities		(77,647)		(117,561)		—		—		10,000
Net increase (decrease) in cash and cash equivalents		(34,019)		97,276		9,023		17,520		(26,618)
Cash and cash equivalents at beginning of year		65,747		177,826		6,626		21,647		32,326
Exchange differences		—		(13)		—		19		—
Cash and cash equivalents at end of year		31,728		275,089		15,649		39,186		5,708

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.
Cash flows from operating activities	~~W~~	99,269	~~W~~	108,203	~~W~~	13,895	~~W~~	28,320	~~W~~	57,262

Cash flows from investing activities		(81,758)		(568,518)		(17,354)		(36,086)		(43,483)
Cash flows from financing activities		(19,739)		(97,221)		—		—		—
Net increase (decrease) in cash and cash equivalents		(2,228)		(557,536)		(3,459)		(7,766)		13,779
Cash and cash equivalents at beginning of year		67,975		735,546		10,085		29,460		18,547
Exchange differences		—		(184)		—		(47)		—
Cash and cash equivalents at end of year		65,747		177,826		6,626		21,647		32,326

(3)	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2018 and 2017 is summarized as follows:

(in millions of Korean won)	2018		2017

Carrying amount of non-controlling interests acquired	~~W~~	(194)	~~W~~	(732)
Consideration paid to non-controlling interests		11,312		6,173

Excess of consideration paid recognized in parent’s equity	~~W~~	11,118	~~W~~	5,441

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

42.	Business Combination

On May 31, 2018, the Group’s subsidiary, KT Telecop Co., Ltd. acquired the unmanned security business and SI business of SG Safety Corporation for \ 27,570 million. The acquisition is expected to increase the Group’s market share and competitiveness in the market. The Group additionally acquired treasury stock from MOS GB Co., Ltd. and MOS Chungcheong Co., Ltd., associates of the Group, for \11,048 million. The business combination is expected to enhance specialization and efficiency in installation of wireless network infrastructure and its maintenance. GENIE Music Corporation, a subsidiary of the Group, merged with CJ Digital Music Co., Ltd. (“acquired company”) by issuing 8,922,685 shares of subsidiaries to CJ ENM CO., Ltd., who owns 100% of shares of the acquired company, and acquiring all shares (1,600,000 shares) of the acquired company. The merger is expected to increase the Group’s market share in music service and distribution business, and also reduce costs through economies of scale.

Details of the business combination are as follows:

(in millions of Korean won)	Business line	Date	Purchase consideration
SG Safety Corporation	Unmanned security business	May 31, 2018	~~W~~	27,544
KT MOS Bukbu Co., Ltd.	Telecommunication facility maintenance	September 30, 2018		8,160
KT MOS Nambu Co., Ltd.	Telecommunication facility maintenance	September 30, 2018		6,310
CJ Digital Music Co., Ltd.	Music distribution	October 10, 2018		50,948

Fair value of the purchase consideration from the business combination is as follows:

(in millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Cash and cash equivalents	~~W~~	28,000	~~W~~	6,283	~~W~~	4,765	~~W~~	—
Settled receivables [1]		(456)		—		—		—
Fair value of equity instruments previously held [2]		—		1,877		1,545		—
Fair value of equity instruments newly issued [3]		—		—		—		50,948

Total	~~W~~	27,544	~~W~~	8,160	~~W~~	6,310	~~W~~	50,948

[1]	Uncollected amount which incurred after the payment of consideration from adjustment of purchase consideration caused by additional retirement benefit.
[2]	The shares previously held by KT MOS Bukbu Co., Ltd. (93,994 ordinary shares) and KT MOS Nambu Co., Ltd. (65,831 ordinary shares) , non-listed entities, were evaluated by using the profit approach.
[3]

The fair value (\50,948 million) of 8,992,685 ordinary shares of GENIE Music Corporation, the consideration transferred, was based on the share price disclosed at the merger date. The issuance cost amounting to \31 million were deducted from deemed issuance price.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Fair value of the assets and liabilities recognized as a result of the acquisition at the acquisition date are as follows:

(in millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Recognized amounts of identifiable assets acquired	~~W~~	17,763	~~W~~	14,924	~~W~~	12,242	~~W~~	28,117
Cash and cash equivalents		—		7,864		3,340		1,556
Trade and other receivables		—		4,827		6,318		11,200
Other current assets		1,367		160		85		484
Inventories		—		—		—		5
Current income tax assets		—		—		75
Property and equipment		4,047		855		1,104		791
Intangible assets				997		478		1,860
Distribution agency contract (included in intangibles)		—		—		—		11,753
Contractual customer relationship (included in intangibles)		10,467		—		—		468
Deferred income tax assets		—		113		576		—
Other non-current assets		1,882		10		—		—
Other non-current financial assets		—		98		266		—

Recognized amounts of identifiable liabilities assumed		5,637		10,050		6,433		25,559
Trade and other payables		120		6,767		3,327		18,947
Borrowings		5,000		—		—		—
Other current liabilities		—		363		703		3,481
Current income tax liabilities		—		103		—
Post-employment benefit obligations		517		2,768		2,360		311
Deferred income tax liabilities		—		—		—		2,497
Other non-current liabilities		—		49		43		323

Total	~~W~~	12,126	~~W~~	4,874	~~W~~	5,809	~~W~~	2,558

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

As at December 31, 2018, details of the recognized goodwill as a result of the business combination are as follows:

(in millions of Korean won)	SG Safety Corporation		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Purchase consideration	~~W~~	27,544	~~W~~	8,160	~~W~~	6,310	~~W~~	50,948
Add: Non-controlling interests [1]		—		—		101		—
Less:
Fair value of identifiable net assets		12,126		4,874		5,809		2,558

Goodwill [2]	~~W~~	15,418	~~W~~	3,286	~~W~~	602	~~W~~	48,390

[1]	Non-controlling interests for KT MOS Nambu Co., Ltd. acquired during the year ended December 31, 2018 are measured at proportionate shares of acquiree’s identifiable net assets.
[2]	The goodwill from the business combination is attributable to economies of scale expected and the acquired customer relationships.

Details of cash outflows as a result of acquisition are as follows:

(in millions of Korean won)	SG Safety Corporation [1]		KT MOS Bukbu Co., Ltd		KT MOS Nambu Co., Ltd.		CJ Digital Music Co., Ltd.
Purchase consideration
Cash [1]	~~W~~	28,000	~~W~~	6,283	~~W~~	4,765	~~W~~	—
Less :
Recognized amounts of cash and cash equivalents		—		7,864		3,340		1,556

Total	~~W~~	28,000	~~W~~	(1,581)	~~W~~	1,425	~~W~~	(1,556)

[1]	The difference from purchase considerations of \ 27,544 million is attributable to uncollected settled receivables.

Since the unmanned security business acquired from SG Safety Corporation is incorporated into the Group’s main business segment, the security services business, it is difficult to identify revenue and net profit generated from business combination during the reporting period.

Since KT MOS Bukbu Co., Ltd. and KT MOS Nambu Co., Ltd. are incorporated into the network business, it is difficult to identify revenue and net profit generated from business combination during the reporting period.

According to the contract, KT Telecop Co., Ltd. has the right to be reimbursed from SG Safety Corporation in the amount equivalent to 35 times the difference between the target revenue and monthly security business revenue as at December 31, 2023. However, as at the end of the reporting period, related reimbursement asset is not recognized since it is reasonably expected that the revenue will meet its target.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

43.	Changes in Accounting Policies

(1)	Adoption of Korean IFRS 1115 Revenue from Contracts with Customers

As explained in Note 2, the Group has applied Korean IFRS 1115 Revenue from Contracts with Customers from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, comparative figures have not been restated. Financial statement line items affected by the adoption of the new rules in the current period are as follows:

The impact on the financial statements due to the application of Korean IFRS 1115 at the date of initial application (January 1, 2018) is as follows:

(in millions of Korean won)	Before application of Korean IFRS 1115 (*)		Adjustment		After application of Korean IFRS 1115
Current assets	~~W~~	9,672,412	~~W~~	1,272,321	~~W~~	10,944,733
Trade and other receivables		5,992,753		4,475		5,997,228
Inventories		457,726		(16,587)		441,139
Other current assets [1,2]		304,860		1,284,433		1,589,293
Others		2,917,073		—		2,917,073

Non-current assets		20,058,498		67,245		20,125,743
Trade and other receivables		828,831		(2,285)		826,546
Deferred income tax assets		703,524		(353,088)		350,436
Other non-current assets [1,2]		107,166		422,618		529,784
Others		18,418,977		—		18,418,977

Total assets	~~W~~	29,730,910	~~W~~	1,339,566	~~W~~	31,070,476

Current liabilities	~~W~~	9,474,162	~~W~~	249,840	~~W~~	9,724,002
Trade and other payables		7,426,089		297		7,426,386
Deferred revenue		17,906		33,655		51,561
Provisions		78,172		177		78,349
Other current liabilities [1]		258,315		215,711		474,026
Others		1,693,680		—		1,693,680

Non-current liabilities		7,046,148		80,236		7,126,384
Deferred revenue		91,698		23,831		115,529
Deferred income tax liabilities		128,462		6,905		135,367
Other non-current liabilities [1]		45,227		49,500		94,727
Others		6,780,761		—		6,780,761

Total liabilities	~~W~~	16,520,310	~~W~~	330,064	~~W~~	16,850,386

Equity attribute to owners of the Controlling Company	~~W~~	11,818,836	~~W~~	932,517	~~W~~	12,751,353
Non-controlling interest		1,391,764		76,973		1,468,737

Total equity	~~W~~	13,210,600	~~W~~	1,009,490	~~W~~	14,220,090

(*)	The amounts in this column are before the adjustments from the adoption of Korean IFRS 1109.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The effect of adoption of Korean IFRS 1115 on the consolidated financial statements for the year ended December 31, 2018, is as follows.

•	Consolidated statement of financial position

(in millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of Korean IFRS 1115
Current assets	~~W~~	11,894,252	~~W~~	(1,353,352)	~~W~~	10,540,900
Trade and other receivables		5,807,421		7,141		5,814,562
Inventories		683,998		34,811		718,809
Other current assets [1,2]		1,687,549		(1,395,304)		292,245
Others		3,715,284		—		3,715,284
Non-current assets		20,294,578		(88,666)		20,205,912
Trade and other receivables		842,995		4,617		847,612
Deferred income tax assets		443,641		355,694		799,335
Other non-current assets [1,2]		545,895		(448,977)		96,918
Others		18,462,047		—		18,462,047

Total assets	~~W~~	32,188,830	~~W~~	(1,442,018)	~~W~~	30,746,812

Current liabilities	~~W~~	9,387,704	~~W~~	(341,584)	~~W~~	9,046,120
Deferred revenue		52,878		(38,057)		14,821
Provisions		111,461		(565)		110,896
Other current liabilities [1]		596,590		(302,962)		293,628
Others		8,626,775		—		8,626,775
Non-current liabilities		8,069,846		(54,508)		8,015,338
Deferred revenue		110,702		(27,233)		83,469
Deferred income tax liabilities		206,473		(21,019)		185,454
Other non-current liabilities [1]		70,277		(6,256)		64,021
Others		7,682,394		—		7,682,394

Total liabilities	~~W~~	17,457,550	~~W~~	(396,092)	~~W~~	17,061,458

Equity attribute to owners of the Controlling Company	~~W~~	13,202,691	~~W~~	(966,564)	~~W~~	12,236,127
Non-controlling interest		1,528,589		(79,362)		1,449,227

Total equity	~~W~~	14,731,280	~~W~~	(1,045,926)	~~W~~	13,685,354

(*)	Amounts include adjustments arising from adoption of Korean IFRS 1109.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

[1]	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Group allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct goods or services underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell promised goods or services separately to the customer. The best evidence of a stand-alone selling price is the observable price of a goods or services when the Group sells that goods or services separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

In relation to this, as at December 31, 2018, contract assets and contract liabilities are increased by ~~W~~ 398,797 million (January 1, 2018: ~~W~~ 421,131 million) and ~~W~~ 347,461 million (January 1, 2018: ~~W~~ 282,836 million), respectively.

[2]	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Group recognizes the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

In relation to this, prepaid expenses are increased by ~~W~~ 1,444,822 million as at December 31, 2018 (January 1, 2018: ~~W~~ 1,285,443 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

•	Consolidated statement of profit or loss

(in millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of Korean IFRS 1115
Operating revenue	~~W~~	23,460,143	~~W~~	291,594	~~W~~	23,751,737
Operating expenses		22,198,621		334,719		22,533,340
Operating profit		1,261,522		(43,125)		1,218,397
Other income		215,998		—		215,998
Other expenses		319,895		—		319,895
Financial income		374,243		(3,862)		370,381
Financial costs		435,659		16,860		452,519
Share of net losses of associates and joint venture		(5,467)		—		(5,467)
Profit before income tax		1,090,742		(63,847)		1,026,895
Income tax expense		328,437		(16,710)		311,727

Profit for the year	~~W~~	762,305	~~W~~	(47,137)	~~W~~	715,168

(*)	Amounts include adjustments arising from adoption of Korean IFRS 1109.

•	Consolidated statement of cash flows

The application of Korean IFRS 1115 has no material impact on cash flows from operating, investing and financing activities on the statements of cash flows.

(2)	Adoption of Korean IFRS 1109 Financial Instruments

The Group has applied Korean IFRS 1109 Financial Instruments from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been adjusted.

Korean IFRS 1109 replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement, relating to the recognition of financial assets and financial liabilities, classification, measurement and elimination of financial instruments, impairment of financial assets and hedge accounting. Korean IFRS 1109 also significantly amends other standards dealing with financial instruments such as Korean IFRS 1107 Financial Instruments: Disclosures.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

(a)	Beginning balance of retained earnings after adjustment

Details of the Group’s beginning balance of retained earnings after adjustment due to application of Korean IFRS 1109, are as follows:

(in millions of Korean won)	January 1, 2018
Beginning balance—Korean IFRS 1039	~~W~~	9,988,396
Reclassification of available-for-sale securities to financial assets at fair value through profit or loss		32,754
Reclassification of available-for-sale securities to financial assets at fair value through other comprehensive income		2,191
Increase in provision for impairment of financial assets at amortized cost		(1,817)
Increase in provision with unused limit		(287)
Decrease in deferred income tax assets		(8,395)
Adjustments of non-controlled interests		(259)

Adjustments to retained earnings from adoption of Korean IFRS 1109		24,187

Beginning balance of retained earnings—Korean IFRS 1109		10,012,583

Adjustment to retained earnings from adoption of Korean IFRS 1115		932,517

Beginning balance of retained earnings after adjustment	~~W~~	10,945,100

(b)	Classification and Measurement of Financial Instruments

On the date of initial application of Korean IFRS 1109, January 1, 2018, the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate Korean IFRS 1109 categories. The main effects resulting from this reclassification are as follows:

(in millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	Korean IFRS1039	Korean IFRS 1109	Korean IFRS 1039		Korean IFRS 1109		Differences
Financial assets
Cash and cash equivalent	Loans and receivables	Financial assets measured at amortized cost	~~W~~	1,928,182	~~W~~	1,928,182	~~W~~	—

Trade and other receivables	Loans and receivables	Financial assets measured at amortized cost		6,821,584		5,852,276		(1,028)

		Financial assets at fair value through other comprehensive income				980,766		24,486

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

Other financial assets	Loans and receivables	Financial assets measured at amortized cost		1,333,317		462,075		(789)

		Financial assets at fair value through profit or loss				870,453		—

	Financial assets at fair value through profit or loss	Financial assets at fair value through profit or loss		5,813		5,813		—

	Derivative financial assets for hedging purpose	Derivative financial assets for hedging purpose		7,389		7,389		—

	Financial assets available-for-sale	Financial assets measured at amortized cost		380,953		28,603		—

		Financial assets at fair value through profit or loss			129,276		32,745

		Financial assets at fair value through other comprehensive income				257,904		2,085

	Financial assets held-to-maturity	Financial assets measured at amortized cost	151		51		—

		Financial assets at fair value through profit or loss			100		—

		Financial assets at fair value through other comprehensive income				—		—

Financial liabilities

Trade payables and payables	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost	~~W~~	8,427,458	~~W~~	8,427,458	~~W~~	—

Borrowing	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost		6,683,662		6,683,662		—

Other financial liabilities	Financial liabilities at fair value through profit or loss	Financial liabilities at fair value through profit or loss		5,051		5,051		—

Other financial liabilities	Derivative financial liabilities for hedging purpose	Derivative financial liabilities for hedging purpose		93,770		93,770		—

Other financial liabilities	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost		89,104		89,391		287

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The impact on these changes on the Group’s equity as at January 1, 2018, is as follows:

(in millions of Korean won)	Accumulated other comprehensive income		Retained earnings
Reclassification from loans and receivables to financial assets at fair value through other comprehensive income, and fair value assessment	~~W~~	24,486	~~W~~	—
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss, and fair value assessment		(9)		32,754
Reclassification from available-for-sale financial assets to financial assets at fair value through other comprehensive income		(106)		2,191
Increase in provision for impairment of financial assets at amortized cost		—		(1,817)
Increase in provision with unused limit		—		(287)
Income tax effect		(6,734)		(8,395)
Adjustments of non-controlled interests		104		(259)

Total adjustments from application of Korean IFRS 1109	~~W~~	17,741	~~W~~	24,187

44.	Event after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

(in millions of Korean won)	Issue date	Carrying amount		Interest rate	Redemption date
The 191—1st Public bond	2019.01.15	~~W~~	220,000	2.048%	2022.01.14
The 191—2nd Public bond	2019.01.15		80,000	2.088%	2024.01.15
The 191—3rd Public bond	2019.01.15		110,000	2.160%	2029.01.15
The 191—4th Public bond	2019.01.15		90,000	2.213%	2039.01.14

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

45.	Restatement of prior financial statements

The Group revised the prior period financial statements to correct errors in relation to the under-statement of revenue due to omission of data transferring from billing system to finance system, and the details are as follows:

Consolidated Statements of financial position

(in millions of Korean won)	December 31, 2017						January 1, 2017
	Before adjustment		After adjustment		Difference		Before adjustment		After adjustment		Difference
Current assets	~~W~~	9,522,130	~~W~~	9,672,412	~~W~~	150,282	~~W~~	9,643,306	~~W~~	9,793,588	~~W~~	150,282
Trade and other receivables		5,842,471		5,992,753		150,282		5,331,245		5,481,527		150,282

Total assets	~~W~~	29,580,628	~~W~~	29,730,910	~~W~~	150,282	~~W~~	30,587,733	~~W~~	30,738,015	~~W~~	150,282

Current liabilities	~~W~~	9,458,104		9,474,162	~~W~~	16,058	~~W~~	9,466,147	~~W~~	9,482,205	~~W~~	16,058
Trade and other payables		7,424,135		7,426,089		1,954		7,139,772		7,141,726		1,954
Current income tax liabilities		68,879		82,983		14,104		88,738		102,842		14,104

Total liabilities	~~W~~	16,504,252	~~W~~	16,520,310	~~W~~	16,058	~~W~~	17,792,954	~~W~~	17,809,012	~~W~~	16,058

Equity attribute to owners of the Controlling Company	~~W~~	11,684,612	~~W~~	11,818,836	~~W~~	134,224	~~W~~	11,441,935	~~W~~	11,576,159	~~W~~	134,224
Retained earnings		9,854,172		9,988,396		134,224		9,656,544		9,790,768		134,224

Total equity		13,076,376		13,210,600		134,224		12,794,779		12,929,003		134,224

Total liabilities and equity	~~W~~	29,580,628	~~W~~	29,730,910	~~W~~	150,282	~~W~~	30,587,733	~~W~~	30,738,015	~~W~~	150,282

Consolidated Statements of changes in equity

(in millions of Korean won)	Before adjustment				After adjustment				Difference
	Retained earnings		Owners of the Controlling Company		Retained earnings		Owners of the Controlling Company		Retained earnings		Owners of the Controlling Company
Balance at January 1, 2017	~~W~~	9,656,544	~~W~~	11,441,935	~~W~~	9,790,768	~~W~~	11,576,159	~~W~~	134,224	~~W~~	134,224
Balance at December 31, 2017		9,854,172		11,684,612		9,988,396		11,818,836		134,224		134,224

Notes related to the adjustments of consolidated statement of financial position and consolidated statement of changes in equity above were restated.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

The effects from adjustments of financial statements before 2017 are as follows:

(in millions of Korean won)	Before adjustment		After adjustment		Difference
2016
Revenue	~~W~~	22,743,665	~~W~~	786,989	~~W~~	43,324
Profit for the year		797,844		834,571		36,727
Equity		12,794,779		12,929,003		134,224

2015
Revenue		22,281,221		22,296,152		14,931
Profit for the year		631,288		642,607		11,319
Equity		12,165,465		12,262,962		97,497

2014
Revenue		23,421,673		23,428,064		6,391
Loss for the year		(966,176)		(961,333)		4,843
Equity		11,790,288		11,876,466		86,178

2013(*)
Revenue		23,810,599		23,824,434		13,835
Loss for the year		(60,251)		(48,764)		11,487
Equity		12,864,910		12,946,245		81,335

(*)	The increase in retained earnings due to revision of prior period financial statements before January 1, 2013 is ~~W~~ 69,848 million.

KT Corporation

Separate Financial Statements

December 31, 2018 and 2017

KT Corporation

Index

December 31, 2018 and 2017

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

Opinion

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as at December 31, 2018 and 2017, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(1)	Revenue recognition in telecommunication services through the billing systems

As described in Note 2, the Company identifies performance obligations in contracts with customers and recognizes revenue as the performance obligations are satisfied. The Company provides telecommunication services with various price plans to a large number of customers, and calculation, billing and collection of telecommunication services fee are processed through the billing systems.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

The information generated by the billing systems is utilized as the basis for accounting for revenue recognition, and the amount of revenue processed through the billing systems is significant on the financial statements.

Therefore, we identified the occurrence of revenue from telecommunication services recorded in the billing systems as a key audit matter.

We performed test of controls and test of details in relation to revenue recognition through the billing systems.

Our audit approach included evaluation of the IT environment and testing the design and operating effectiveness of controls covering, in particular:

•	Creation and modification of customer information in the billing systems

•	Aggregation of customers’ usage information in the billing systems

•	Billing and collection in the billing systems

•	Data interface between the billing systems and the finance system

We also performed substantive audit procedures on customer contracts, service usage data and billing data recorded in the billing systems on a sample basis.

(2)	Changes in revenue recognition with the application of Korean IFRS 1115 Revenue from Contracts with Customers (Korean IFRS 1115)

The Company has applied Korean IFRS 1115 from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, its comparative figures have not been restated, and the cumulative impact of initially applying the revenue standard is recognized as an adjustment to retained earnings amounting to ~~W~~ 967.6 billion as at January 1, 2018.

We identified the appropriateness of the Company’s accounting policy for revenue recognition in accordance with Korean IFRS 1115 and the accuracy of financial impact from applying the established accounting policy as a key audit matter. The detail impact of the application of the standard is discussed in Note 37.

Our audit approach included understanding and evaluating the Company’s internal controls over financial reporting for applying Korean IFRS 1115 and testing the design and operating effectiveness of controls covering, in particular:

•	Evaluation of the accounting policy established by the Company in accordance with Korean IFRS 1115

•	Understanding and evaluating changes in the Company’s financial information system to apply the new revenue recognition standard

•	Testing the design and operating effectiveness of controls in regards to financial reporting to apply the new revenue recognition standard

•	Substantive procedures to ensure finance statements impact on the beginning and ending balance with the application of Korean IFRS 1115 on a sample basis

2

Other Matters

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

3

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jin-Kyu Lee.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

KT Corporation

Separate Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)
	Notes	December 31, 2018		December 31, 2017		January 1, 2017
Assets

Current assets
Cash and cash equivalents	4,5	~~W~~	1,779,745	~~W~~	1,166,402	~~W~~	1,602,397
Trade and other receivables, net	4,6		2,968,764		2,890,596		2,740,443
Other financial assets	4,7		75,401		54,774		289,613
Inventories, net	8		465,273		232,246		178,096
Current assets held for sale	13		—		2,772		—
Other current assets	9		1,572,436		183,060		190,812

Total current assets			6,861,619		4,529,850		5,001,361

Non-current assets
Trade and other receivables, net	4,6		766,316		735,671		622,045
Other financial assets	4,7		130,651		75,896		198,777
Property and equipment, net	10,20		10,864,398		11,375,047		11,961,193
Investment properties, net	11		600,624		633,851		662,985
Intangible assets, net	12		2,773,387		2,100,215		2,337,549
Investments in subsidiaries, associates and joint ventures	13		3,547,683		3,584,978		3,638,856
Deferred income tax assets	29		—		421,745		401,346
Other non-current assets	9		466,228		27,952		26,507

Total non-current assets			19,149,287		18,955,355		19,849,258

Total assets		~~W~~	26,010,906	~~W~~	23,485,205	~~W~~	24,850,619

5

KT Corporation

Separate Statements of Financial Position

December 31, 2018 and 2017, and January 1, 2017

(in millions of Korean won)
		December 31, 2018		December 31, 2017		January 1, 2017
Liabilities

Current liabilities
Trade and other payables	4,14	~~W~~	4,002,408	~~W~~	4,111,478	~~W~~	4,183,046
Borrowings	4,15		1,181,434		1,298,534		1,608,064
Other financial liabilities	4,7		—		33,106		—
Current income tax liabilities			182,548		14,104		36,655
Provisions	16		103,703		67,480		92,007
Deferred income			48,002		11,295		29,298
Other current liabilities	9		390,402		76,728		94,659

Total current liabilities			5,908,497		5,612,725		6,043,729

Non-current liabilities
Trade and other payables	4,14		1,460,062		958,189		1,135,738
Borrowings	4,15		5,132,103		4,914,400		5,960,983
Other financial liabilities	4,7		61,833		53,145		13,386
Net defined benefit liabilities	17		429,163		302,319		284,931
Provisions	16		111,982		93,920		92,388
Deferred income			105,241		85,713		79,416
Deferred income tax liabilities	29		29,116		—		—
Other non-current liabilities	9		61,181		19,492		21,305

Total non-current liabilities			7,390,681		6,427,178		7,588,147

Total liabilities			13,299,178		12,039,903		13,631,876

Equity
Share capital	21		1,564,499		1,564,499		1,564,499
Share premium			1,440,258		1,440,258		1,440,258
Retained earnings	22		10,740,042		9,478,730		9,290,428
Accumulated other comprehensive income	23		(11,251)		(1,502)		(32,091)
Other components of equity	23		(1,021,820)		(1,036,683)		(1,044,351)

Total equity			12,711,728		11,445,302		11,218,743

Total liabilities and equity		~~W~~	26,010,906	~~W~~	23,485,205	~~W~~	24,850,619

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Profit or Loss

Years Ended December 31, 2018 and 2017

(in millions of Korean won, except per share amounts)
	Notes	2018		2017
Operating revenue	25	~~W~~	17,356,537	~~W~~	17,341,316
Operating expenses	26		16,404,913		16,389,155

Operating profit			951,624		952,161
Other income	27		367,783		390,253
Other expenses	27		379,797		505,973
Finance income	28		334,467		351,624
Finance costs	28		388,401		575,673

Profit before income tax			885,676		612,392
Income tax expense	29		324,452		149,124

Profit for the year		~~W~~	561,224	~~W~~	463,268

Earnings per share
Basic earnings per share	30	~~W~~	2,290	~~W~~	1,891
Diluted earnings per share	30		2,290		1,890

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2018 and 2017

(in millions of Korean won)
	Notes	2018		2017
Profit for the year		~~W~~	561,224	~~W~~	463,268

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		(42,959)		(76,677)
Loss on valuation of equity instruments at fair value through other comprehensive income			(1,587)		—
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4,7		—		(5)
Changes in fair value of debt instruments measured at fair value through other comprehensive income	4		2,569		—
Valuation gain(loss) on cash flow hedges	4,7		16,360		(111,335)
Other comprehensive income from cash flow hedges reclassified to profit or loss	4		(44,843)		141,929

Total other comprehensive loss		~~W~~	(70,460)	~~W~~	(46,088)

Total comprehensive income for the year		~~W~~	490,764	~~W~~	417,180

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

8

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2018 and 2017

(in millions of Korean won)
	Notes	Share capital	Share premium	Retained earnings	Accumulated other comprehensive income	Other components of equity	Total
Balance at December 31, 2016		~~W~~1,564,499	~~W~~ 1,440,258	~~W~~ 9,156,204	~~W~~ (32,091)	~~W~~ (1,044,351)	~~W~~ 11,084,519

Adjustments from prior years	39	—	—	134,224	—	—	134,224
Balance at December 31, 2017		1,564,499	1,440,258	9,290,428	(32,091)	(1,044,351)	11,218,743

Comprehensive income
Profit for the year		—	—	463,268	—	—	463,268
Changes in value of available-for-sale financial assets	4	—	—	—	(5)	—	(5)
Remeasurements of the net defined benefit liability	17	—	—	(76,677)	—	—	(76,677)
Valuation gain on cash flow hedge		—	—	—	30,594	—	30,594

Total comprehensive income for the year		—	—	386,591	30,589	—	417,180

Transactions with equity holders
Dividends paid		—	—	(195,977)	—	—	(195,977)
Appropriation of retained earnings related to loss on disposal of treasury stock		—	—	(2,312)	—	2,312	—
Others		—	—	—	—	5,356	5,356

Balance at December 31, 2017		~~W~~ 1,564,499	~~W~~ 1,440,258	~~W~~ 9,478,730	~~W~~ (1,502)	~~W~~ (1,036,683)	~~W~~ 11,445,302

Balance at January 1, 2018		~~W~~ 1,564,499	~~W~~ 1,440,258	~~W~~ 9,478,730	~~W~~ (1,502)	~~W~~ (1,036,683)	~~W~~ 11,445,302

Changes in accounting policy	37	—	—	990,190	17,752	—	1,007,942

Adjusted total equity at the beginning of the financial year		1,564,499	1,440,258	10,468,920	16,250	(1,036,683)	12,453,244

Comprehensive income
Profit for the year		—	—	561,224	—	—	561,224
Gain on valuation of equity instruments at fair value through other comprehensive income	4	—	—	—	982	—	982
Remeasurements of the net defined benefit liability	17	—	—	(42,959)	—	—	(42,959)
Valuation loss on cash flow hedge	4	—	—	—	(28,483)	—	(28,483)

Total comprehensive income for the year		—	—	518,265	(27,501)	—	490,764

Transactions with equity holders
Dividends paid	31	—	—	(245,097)	—	—	(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock	22	—	—	(2,046)	—	2,046	—
Disposal of treasury stock		—	—	—	—	7,065	7,065
Others		—	—	—	—	5,752	5,752

Balance at December 31, 2018		~~W~~ 1,564,499	~~W~~ 1,440,258	~~W~~ 10,740,042	~~W~~ (11,251)	~~W~~ (1,021,820)	~~W~~ 12,711,728

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

9

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2018 and 2017

(in millions of Korean won)
	Notes	2018		2017
Cash flows from operating activities
Cash generated from operations	32	~~W~~	3,489,612	~~W~~	3,700,944
Interest paid			(288,461)		(242,098)
Interest received			204,310		63,147
Dividends received			182,805		139,448
Income tax paid			(28,966)		(182,800)

Net cash inflow from operating activities			3,559,300		3,478,641

Cash flows from investing activities
Collection of loans			60,168		52,317
Disposal of current financial instruments at amortized cost			2,060		—
Disposal of non-current financial instruments at amortized cost			2,520		—
Disposal of financial assets at fair value through profit or loss			2,199		—
Disposal of financial instruments			—		160,001
Disposal of available-for-sale financial assets			—		9,411
Disposal of Investments in subsidiaries, associates and joint ventures			4,875		60,168
Disposal of assets held for sale			2,742		—
Disposal of property and equipment			65,479		23,574
Disposal of intangible assets			9,560		17,626
Loans granted			(62,870)		(51,468)
Acquisition of current financial instruments at amortized cost			(290)		—
Acquisition of financial assets at fair value through profit or loss			(3,049)		—
Acquisition of financial assets at fair value through other comprehensive income			(16,239)		—
Acquisition of current financial instruments			—		(50,000)
Acquisition of available-for-sale financial assets			—		(3,776)
Acquisition of Investments in subsidiaries, associates and joint ventures			(61,116)		(80,145)
Acquisition of property and equipment			(1,990,108)		(2,211,867)
Acquisition of intangible assets			(623,134)		(537,340)

Net cash outflow from in investing activities			(2,607,203)		(2,611,499)

Cash flows from financing activities
Proceeds from borrowings and bonds			1,330,899		444,348
Dividend paid			(245,097)		(195,977)
Repayments of borrowings and debentures			(1,322,537)		(1,551,268)
Settlement of derivative assets and liabilities, net			(3,461)		71,370
Acquisition of treasury stock			(24,415)		—
Decrease in finance leases liabilities			(73,873)		(71,575)

Net cash outflow from financing activities	33		(338,484)		(1,303,102)

Effect of exchange rate change on cash and cash equivalents			(270)		(35)

Net increase (decrease) in cash and cash equivalents			613,343		(435,995)
Cash and cash equivalents
Beginning of the year	5		1,166,402		1,602,397

End of the year	5	~~W~~	1,779,745	~~W~~	1,166,402

The above separate financial statements of cash flows should be read in conjunction with the accompanying notes.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate statements requires the use of critical accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2018 and the application has following impacts on the separate financial statements.

•	Amendment to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure each investment separately at fair value through profit or loss in accordance with Korean IFRS 1109. The amendment does not have a significant impact on the financial statements because the Company is not a venture capital organization.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

The amendment to Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and the list of evidence for a change of use in the standard was re-characterized as a non-exclusive list of example. The amendment does not have a significant impact on the financial statements.

•	Amendment to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendment does not have a significant impact on the financial statements.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Enactment of Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to the enactment, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The enactment does not have a significant impact on the financial statements.

•	Korean IFRS 1109 Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments on January 1, 2018, the date of initial application. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been restated, and the differences between previous book amounts and book amounts at the date of initial application are recognized to retained earnings. See Note 37 for further details on the impact of the application of the standard.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Company has applied Korean IFRS 1115 Revenue from Contracts with Customers. In accordance with the transition provisions in Korean IFRS 1115, comparative figures have not been restated. The Company elected the modified retrospective approach, and recognized the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1, 2018, the period of initial application. See Note 37 for further details on the impact of the application of the standard.

(2)	New standards and interpretations not yet adopted by the Company

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2018 and have not been early adopted by the Company are set out below.

•	Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases. The Company will apply the standards for annual periods beginning on or after January 1, 2019.

Under the new standard, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The Company is analyzing the effects on the financial statements based on available information as at December 31, 2018 to identify effects on 2019 financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analysis is complete.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments are effective for plan amendments, curtailments and settlements occurring in reporting periods that begin on or after 1 January 2019.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. These amendments will be applied for annual periods beginning on or after January 1, 2019, with early adoption permitted. In accordance with the transitional provisions in Korean IFRS 1109, the restatement of the comparative information is not required and the cumulative effects of initially applying the amendments retrospectively should be recognized in the beginning balance of retained earnings (or other components of equity, as appropriate) at the date of initial application.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. This Interpretation will be applied for annual periods beginning on or after January 1, 2019, and an entity can either restate the comparative financial statements retrospectively or recognize the cumulative effect of initially applying the Interpretation as an adjustment in the beginning balance at the date of initial application.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. These amendments will be applied to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. These amendments will be applied to transactions in which an entity obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early adoption permitted.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. These amendments will be applied for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. These amendments will be applied to borrowing costs incurred on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early adoption permitted.

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.4	Foreign Currency Translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Company are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss within ‘other income or other expenses’.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Financial Assets

(a)	Classification

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

•	those to be measured at fair value through profit or loss

•	those to be measured at fair value through other comprehensive income, and

•	those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of the investments in equity instruments that are not accounted for as other comprehensive income are recognized in profit or loss.

(b)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset or the issuance of the financial liabilities. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Hybrid (combined) contracts with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

A.	Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

•

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (and reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or finance costs’ and impairment loss in ‘finance costs or operating expenses’.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•

Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or finance costs’ in the period in which it arises.

B.	Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as ‘finance income’ when the Company’s right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘finance income or finance costs’ in the statement of profit or loss as applicable. Impairment loss (and reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

(c)	Impairment

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables and contract assets, the Company applies the simplified approach, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables.

(d)	Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(e)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.6	Derivative Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company has hedge relationships and designates certain derivatives as:

•	hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items.

The fair values of derivative financial instruments designated in hedge relationships are disclosed in Note 36.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. A non-derivative financial asset and a non-derivative financial liability is classified as a current or non-current based on its expected maturity and its settlement, respectively.

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, and the ineffective portion is recognized in ‘finance income (costs)’.

Amounts of changes in fair value of effective hedging instruments accumulated in equity are recognized as ‘finance income (costs)’ for the periods when the corresponding transactions affect profit or loss.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

When a hedging instrument expires, or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, any accumulated cash flow hedge reserve at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset such as inventory. When the forecast transaction is no longer expected to occur, the cash flow hedge reserve and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

2.7	Trade Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 6 for further information about the Company’s accounting for trade receivables and Note 2.5 (c) for a description of the Company’s impairment policies.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.10	Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(a)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.16	Trade and other payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.17	Financial Liabilities

(a)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. Derivatives that are not designated as hedging instruments or derivatives separated from financial instruments containing embedded derivatives are also categorized as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that require mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

2.18	Employee Benefits

(a)	Post-employment benefits

The Company operates both defined contribution and defined benefit pension plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(c)	Long-term employee benefits

Certain entities within the Company provide long-term employee benefits that are entitled to employees with service period for ten years and above. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. The Company recognizes service cost, net interest on other long-term employee benefits and remeasurements as profit or loss for the year. These liabilities are valued annually by an independent qualified actuary.

2.19	Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.20	Provisions

Provisions for service warranties, make good obligation, and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

2.21	Leases

(a)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Payments made under operating leases are charge to profit or loss on a straight-line basis over the period of lease.

Leases where the Company, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.22	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.23	Revenue Recognition

From January 1, 2018, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers.

(a)	Identifying performance obligations

The Company mainly provides telecommunication services and sells handsets. With the application of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The revenue from handsets is recognized when a performance obligation is satisfied by transferring promised goods to customers, and the revenue from telecommunication services is recognized over the estimated contract periods of each services by transferring promised services to customers.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b)	Allocation the transaction price and Revenue recognition

With the application of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Company incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.24	Current and Deferred Tax

The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, The Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

2.25	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Approval of Issuance of the Financial Statements

The separate financial statements 2018 were approved for issue by the Board of Directors on February 12, 2019 and are subject to change with the approval of shareholders at their Annual General Meeting.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

3.1	Estimated Goodwill Impairment

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Impairment of Financial Assets

The provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

3.5	Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Amortization of Contract Assets, Contract Liabilities and Contract Cost Assets

Contract assets, contract liabilities and contract cost assets recognized under the application of Korean IFRS 1115 are amortized over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

4.	Financial Instruments by Category

Financial instruments by category as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,779,745	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,779,745
Trade and other receivables		2,637,732		—		1,097,348		—		3,735,080
Other financial assets		54,074		101,278		20,857		29,843		206,052

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,462,470	~~W~~	—	~~W~~	—	~~W~~	5,462,470
Borrowings		6,313,537		—		—		6,313,537
Other financial liabilities		—		7,758		54,075		61,833

(in millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Derivatives used for hedging		Available -for-sale		Total
Cash and cash equivalents	~~W~~	1,166,402	~~W~~	—	~~W~~	—	~~W~~	1,166,402
Trade and other receivables		3,626,267		—		—		3,626,267
Other financial assets		58,365		7,389		64,916		130,670

(in millions of Korean won)	December 31, 2017
Financial liabilities	Financial liabilities at amortized cost		Liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,069,667	~~W~~	—	~~W~~	—	~~W~~	5,069,667
Borrowings		6,212,934		—		—		6,212,934
Other financial liabilities		—		5,051		81,200		86,251

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Gains and losses arising from financial instruments by category for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Financial assets at amortized cost
Interest income	~~W~~	59,588	~~W~~	72,384
Impairment loss		(86,934)		(32,728)
Gain (loss) on foreign currency transactions		6,948		(1,424)
Gain (loss) on foreign currency translation		3,029		(11,751)
Loss on disposal		—		(19,389)
Financial assets at fair value through profit or loss
Dividend income		8		—
Gain on valuation		9,838		—
Gain on disposal		1,267		—
Financial assets at fair value through other comprehensive income
Interest income		163,125		—
Impairment loss		(2,417)		—
Loss on disposal		(13,818)		—
Other comprehensive income for the year [1]		982		—
Available-for-sale
Interest income		—		272
Dividend income		—		2
Gain on disposal		—		4,690
Impairment loss		—		(9)
Other comprehensive income for the year [1]		—		(5)
Derivative assets used for hedging
Gain (loss) on transactions		7,272		(58,569)
Gain (loss) on valuation		22,065		(63,640)
Other comprehensive income for the year [1]		19,170		(44,429)
Reclassified to profit of loss from other comprehensive income for the year [1,2]		(16,455)		50,231
Financial liabilities at amortized cost
Interest expense		(271,570)		(282,243)
Gain (loss) on foreign currency transactions		(30,862)		58,713
Gain (loss) on foreign currency translation		(65,645)		200,833
Financial liabilities at fair value through profit or loss
Loss on valuation		(2,707)		(3,078)

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2018		2017
Derivative liabilities used for hedging
Gain on transactions		20,678		—
Gain (loss) on valuation		34,802		(123,828)
Other comprehensive income for the year [1]		(2,810)		(66,906)
Reclassified to profit or loss from other comprehensive income for the year [1,2]		(28,388)		91,698

Total	~~W~~	(172,834)	~~W~~	(229,176)

[1]	The amounts directly reflected in equity after adjustments of deferred income tax.
[2]

During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017		Description
Bank deposits	~~W~~	19,440	~~W~~	16,182	Deposit restricted for government project and other

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

6.	Trade and Other Receivables

Trade and other receivables as at December 31, 2018 and 2017, are as follows:

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,048,786	~~W~~	(319,044)	~~W~~	(9,562)	~~W~~	2,720,180
Other receivables		298,971		(50,254)		(133)		248,584

Total	~~W~~	3,347,757	~~W~~	(369,298)	~~W~~	(9,695)	~~W~~	2,968,764

Non-current assets
Trade receivables	~~W~~	380,398	~~W~~	(2,107)	~~W~~	(16,042)	~~W~~	362,249
Other receivables		427,438		(141)		(23,230)		404,067

Total	~~W~~	807,836	~~W~~	(2,248)	~~W~~	(39,272)	~~W~~	766,316

	December 31, 2017
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,995,408	~~W~~	(403,512)	~~W~~	(7,265)	~~W~~	2,584,631
Other receivables		352,186		(46,089)		(132)		305,965

Total	~~W~~	3,347,594	~~W~~	(449,601)	~~W~~	(7,397)	~~W~~	2,890,596

Non-current assets
Trade receivables	~~W~~	345,485	~~W~~	(296)	~~W~~	(11,483)	~~W~~	333,706
Other receivables		427,393		(23)		(25,405)		401,965

Total	~~W~~	772,878	~~W~~	(319)	~~W~~	(36,888)	~~W~~	735,671

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of changes in provision for impairment for the years ended December 31, 2018 and 2017, are as follows:

	2018				2017
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning [1]	~~W~~	403,808	~~W~~	46,112	~~W~~	433,368	~~W~~	102,527
Provision		72,653		16,698		32,631		97
Reversal or write-off		(120,996)		(12,415)		(62,191)		(56,512)

Ending [1]	~~W~~	355,465	~~W~~	50,395	~~W~~	403,808	~~W~~	46,112

[1]	Provisions for impairment on trade receivables measured at fair value through other comprehensive income are included.

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of other receivables as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Loans	~~W~~	75,456	~~W~~	73,080
Receivables		275,081		328,135
Accrued income		1,144		2,492
Refundable deposits		351,234		349,922
Others		131		413
Provision for impairment		(50,395)		(46,112)

Total	~~W~~	652,651	~~W~~	707,930

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at December 31, 2018.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Other financial assets
Financial assets measured at amortized cost [1]	~~W~~	54,074	~~W~~	58,365
Financial assets at fair value through profit or loss [2]		101,278		—
Financial assets at fair value through other comprehensive income [2]		20,857		—
Available-for-sale financial assets		—		64,916
Derivatives used for hedging		29,843		7,389
Less: Non-current		(130,651)		(75,896)

Current	~~W~~	75,401	~~W~~	54,774

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	~~W~~	5,051
Derivatives used for hedging		54,075		81,200
Less: Non-current		(61,833)		(53,145)

Current	~~W~~	—	~~W~~	33,106

[1]

As at December 31, 2018, the Company’s financial instruments amounting to ~~W~~4,075 million (December 31, 2017: \ 8,365 million), which consist of checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

[2]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.

Details of financial assets at fair value through profit or loss as at December 31, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017 [1]
Equity instruments (Listed)	~~W~~	122	~~W~~	—
Equity instruments (Unlisted)		—		—
Debt instruments		101,156		—
Less : Non-current		(101,278)		—

Current	~~W~~	—	~~W~~	—

[1]

In the prior fiscal year, a portion of the financial assets was classified as available-for-sale financial assets where management intended to hold them for the medium to long-term. The carrying amount as at December 31, 2017 was ~~W~~58,145 million.

The maximum exposure of debt instruments of financial assets at fair value through profit or loss to credit risk is the carrying amount as at December 31, 2018.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of financial assets at fair value through other comprehensive income as at December 31, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017 [1]
Equity instruments (Listed)	~~W~~	3,095	~~W~~	—
Equity instruments (Unlisted)		17,762		—
Debt instruments		—		—
Less : Non-current		(20,857)		—

Current	~~W~~	—	~~W~~	—

[1]

In the prior fiscal year, a portion of the financial assets was classified as available-for-sale financial assets where management intended to hold them for the medium to long-term. The carrying amount as at December 31, 2017 was ~~W~~ 6,771 million.

Upon disposal of these equity investments, any balance within the other comprehensive income for these equity investments is not reclassified profit or loss, but to retained earnings. Upon disposal of these debt investments, remaining balance of the accumulated other comprehensive income of these debt investments is reclassified to profit or loss.

Derivatives used for hedging as at December 31, 2018 and December 31, 2017, are as follows:

(in millions of Korean won)	December 31, 2018				December 31, 2017
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	29,843	~~W~~	54,075	~~W~~	7,389	~~W~~	81,200
Less: Non-current		(4,732)		(54,075)		(4,675)		(48,094)

Current	~~W~~	25,111	~~W~~	—	~~W~~	2,714	~~W~~	33,106

[1]

The currency swap contract is entered to hedge bond payables’ cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gain and loss on the derivative contracts for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)
	2018						2017
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive Income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	58,912	~~W~~	2,045	~~W~~	22,139	~~W~~	—	~~W~~	187,468	~~W~~	(146,881)

[1]	Before adjustment of deferred income tax directly reflected in equity.

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The ineffective portion recognized in profit or loss concerning cash flow hedge is valuation gain of ~~W~~ 71 million for the year ended December 31, 2018 (December 31, 2017: valuation loss of ~~W~~ 2,018 million).

Details of financial liabilities at fair value through profit or loss as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	7,758	~~W~~	5,051

The valuation gain and loss on financial liabilities at fair value through profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	—	~~W~~	2,707	~~W~~	—	~~W~~	3,078

8.	Inventories

Inventories as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)
	December 31, 2018						December 31, 2017
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	571,566	~~W~~	(106,293)	~~W~~	465,273	~~W~~	284,090	~~W~~	(51,844)	~~W~~	232,246

Cost of inventories recognized as expenses for the year ended December 31, 2018 amounts to ~~W~~ 3,327,661 million (December 31, 2017: ~~W~~ 3,363,690 million), and valuation loss on inventory amounts to ~~W~~ 54,449 million for the year ended December 31, 2018 (December 31, 2017: ~~W~~ 10,405 million).

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

9.	Other Assets and Liabilities

Other assets and liabilities as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Other assets
Advance payments	~~W~~	46,579	~~W~~	55,242
Prepaid expenses [1]		1,625,219		155,770
Contract assets [1]		366,866		—
Less: Non-current		(466,228)		(27,952)

Current	~~W~~	1,572,436	~~W~~	183,060

Other liabilities
Advance received	~~W~~	62,861	~~W~~	60,938
Withholdings		20,122		21,210
Unearned revenue		23,835		14,072
Contract liabilities [1]		344,765		—
Less: Non-current		(61,181)		(19,492)

Current	~~W~~	390,402	~~W~~	76,728

[1]	As explained in Note 2, amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 25).

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

10.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Land		Buildings and structures		Telecommuni- cations equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	938,667	~~W~~	2,954,300	~~W~~	33,910,943	~~W~~	1,453,205	~~W~~	674,864	~~W~~	39,931,979
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,459,217)		(25,966,300)		(1,130,171)		(1,113)		(28,556,932)

Beginning, net	~~W~~	938,536	~~W~~	1,495,083	~~W~~	7,944,643	~~W~~	323,034	~~W~~	673,751	~~W~~	11,375,047
Acquisition and capital expenditure		4,718		1,160		110,161		88,986		1,899,816		2,104,841
Disposal and termination		(18,419)		(6,836)		(110,239)		(3,287)		(580)		(139,361)
Depreciation		—		(98,485)		(2,199,903)		(115,378)		—		(2,413,766)
Transfer to investment properties		5,182		57,068		1,672,733		7,922		(1,814,382)		(71,477)
Others		2,293		2,031		12,841		(8,051)		—		9,114

Ending, net	~~W~~	932,310	~~W~~	1,450,021	~~W~~	7,430,236	~~W~~	293,226	~~W~~	758,605	~~W~~	10,864,398

Acquisition cost	~~W~~	932,442	~~W~~	2,993,851	~~W~~	34,191,604	~~W~~	1,467,760	~~W~~	759,200	~~W~~	40,344,857
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,543,830)		(26,761,368)		(1,174,534)		(595)		(29,480,459)

(in millions of Korean won)	2017
	Land		Buildings and structures		Telecommuni- cations equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	912,387	~~W~~	2,928,545	~~W~~	33,472,178	~~W~~	1,434,494	~~W~~	678,425	~~W~~	39,426,029
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,355,088)		(25,007,058)		(1,101,938)		(621)		(27,464,836)

Beginning, net	~~W~~	912,256	~~W~~	1,573,457	~~W~~	8,465,120	~~W~~	332,556	~~W~~	677,804	~~W~~	11,961,193
Acquisition and capital expenditure		1,948		16		202,058		103,321		2,087,248		2,394,591
Disposal and termination		(568)		(957)		(170,307)		(6,380)		(3,086)		(181,298)
Depreciation		—		(102,036)		(2,289,316)		(110,984)		—		(2,502,336)
Transfer to investment properties		26,763		25,306		1,735,479		4,486		(2,088,215)		(296,181)
Others		(1,863)		(703)		1,609		35		—		(922)

Ending, net	~~W~~	938,536	~~W~~	1,495,083	~~W~~	7,944,643	~~W~~	323,034	~~W~~	673,751	~~W~~	11,375,047

Acquisition cost	~~W~~	938,667	~~W~~	2,954,300	~~W~~	33,910,943	~~W~~	1,453,205	~~W~~	674,864	~~W~~	39,931,979
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,459,217)		(25,966,300)		(1,130,171)		(1,113)		(28,556,932)

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The borrowing costs capitalized for qualifying assets amount to ~~W~~ 7,329 million for the year ended December 31, 2018 (December 31, 2017: ~~W~~ 7,190 million). The interest rate applied to calculate the capitalized borrowing costs in 2018 is 3.22% (2017: 3.37%).

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018						2017
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	183,193	~~W~~	866,575	~~W~~	1,049,768	~~W~~	181,331	~~W~~	870,476	~~W~~	1,051,807
Less: Accumulated depreciation		—		(415,917)		(415,917)		—		(388,822)		(388,822)
Beginning, net		183,193		450,658		633,851		181,331		481,654		662,985
Depreciation		—		(28,903)		(28,903)		—		(31,221)		(31,221)
Transfer from (to) property, plant and equipment		(2,292)		(2,032)		(4,324)		1,862		225		2,087

Ending, net	~~W~~	180,901	~~W~~	419,723	~~W~~	600,624	~~W~~	183,193	~~W~~	450,658	~~W~~	633,851

Acquisition cost	~~W~~	180,901	~~W~~	857,950	~~W~~	1,038,851	~~W~~	183,193	~~W~~	866,575	~~W~~	1,049,768
Less: Accumulated depreciation		—		(438,227)		(438,227)		—		(415,917)		(415,917)

The fair value of investment properties is ~~W~~ 1,573,970 million as at December 31, 2018 (December 31, 2017: ~~W~~ 1,691,010 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~ 196,574 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~ 208,407 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and Building	~~W~~	186,252	~~W~~	39,177	Deposits received	~~W~~	34,965

(in millions of Korean won)	December 31, 2017
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and Building	~~W~~	197,783	~~W~~	44,705	Deposits received	~~W~~	38,115

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2018 and 2017, are as follows:

	2018
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	29,105	~~W~~	1,714,859	~~W~~	668,894	~~W~~	2,522,269	~~W~~	284,025	~~W~~	5,284,209
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(15,823)		(1,272,541)		(549,218)		(1,164,107)		(182,305)		(3,183,994)

Beginning, net	~~W~~	65,057	~~W~~	13,282	~~W~~	442,318	~~W~~	119,676	~~W~~	1,358,162	~~W~~	101,720	~~W~~	2,100,215
Acquisition and capital expenditure		—		3,538		58,888		13,143		1,110,865		20,710		1,207,144
Disposal and termination		—		(570)		(3,433)		(22)		(558)		(5,231)		(9,814)
Amortization		—		(2,245)		(145,542)		(43,451)		(318,447)		(14,473)		(524,158)

Ending, net	~~W~~	65,057	~~W~~	14,005	~~W~~	352,231	~~W~~	89,346	~~W~~	2,150,022	~~W~~	102,726	~~W~~	2,773,387

Acquisition cost	~~W~~	65,057	~~W~~	29,882	~~W~~	1,751,968	~~W~~	681,937	~~W~~	3,633,133	~~W~~	293,795	~~W~~	6,455,772
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(15,877)		(1,399,737)		(592,591)		(1,483,111)		(191,069)		(3,682,385)

	2017
(in millions of Korean won)	Goodwill		Industrial rights		Development costs [1]		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	25,705	~~W~~	1,545,032	~~W~~	625,137	~~W~~	2,522,269	~~W~~	286,485	~~W~~	5,069,685
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(14,406)		(1,188,275)		(502,236)		(853,239)		(173,980)		(2,732,136)

Beginning, net	~~W~~	65,057	~~W~~	11,299	~~W~~	356,757	~~W~~	122,901	~~W~~	1,669,030	~~W~~	112,505	~~W~~	2,337,549
Acquisition and capital expenditure		—		4,482		260,320		44,257		—		11,370		320,429
Disposal and termination		—		(374)		(14,806)		(421)		—		(6,854)		(22,455)
Amortization		—		(2,125)		(159,953)		(47,061)		(310,868)		(15,301)		(535,308)

Ending, net	~~W~~	65,057	~~W~~	13,282	~~W~~	442,318	~~W~~	119,676	~~W~~	1,358,162	~~W~~	101,720	~~W~~	2,100,215

Acquisition cost	~~W~~	65,057	~~W~~	29,105	~~W~~	1,714,859	~~W~~	668,894	~~W~~	2,522,269	~~W~~	284,025	~~W~~	5,284,209
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(15,823)		(1,272,541)		(549,218)		(1,164,107)		(182,305)		(3,183,994)

[1]	The Company’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 66,687 million as at December 31, 2018 (December 31, 2017: ~~W~~ 66,356 million).

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company won a portion of the 3.5GHz and 28GHz bands at an auction in June 2018 under Article 11 (Assignment of Radio Frequencies for Consideration) of the Radio Waves Act. The purchase consideration for the right to use a radio frequency of the 3.5GHz and 28GHz bands are ~~W~~ 968,000 million and ~~W~~ 207,800 million, respectively. The Company made down payments for the 3.5GHz and 28GHz bands in November 2018, and the remaining consideration for the 3.5GHz and 28GHz bands will be paid in installments annually for 10 years and 5 years, respectively.

The Company annually performs assessment of goodwill impairment. The recoverable amount of all CGUs has been determined based on value-in-use calculations. These calculation use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the pre-tax cash flow based on past performance and its expectation of market growth, and the applied pre-tax discount rates reflected specific risks relating to the relevant CGUs.

As a result of impairment test, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize the impairment loss on goodwill for the years ended December 31, 2018 and 2017.

13.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at December 31, 2018 and 2017, is as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Subsidiaries	~~W~~	3,256,846	~~W~~	3,317,738
Associates and joint ventures		290,837		267,240

Total	~~W~~	3,547,683	~~W~~	3,584,978

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Investments in subsidiaries as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			December 31, 2018		December 31, 2017
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		54,512		86,432
KT Powertel Co., Ltd. 1	Korea	44.8%		37,419		37,419
Genie Music Corporation (KT Music Corporation) [1]	Korea	36.0%		37,417		37,417
KT Dutch B.V	Netherlands	100.0%		32,359		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	42.7%		23,051		23,051
KT New Business Fund No.1	Korea	—		—		8,112
KT Strategic Investment Fund No.1	Korea	90.9%		2,021		20,000
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTSB Data Service	Korea	51.0%		4,104		18,870
KT Strategic Investment Fund No.2	Korea	90.9%		12,973		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		13,000		13,000
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		9,500
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	33.3%		20,000		20,000
KT MOS Bukbu Co., Ltd.[4]	Korea	100.0%		6,832		—
KT MOS Nambu Co., Ltd.[4]	Korea	98.4%		5,462		—
Next connect PFV	Korea	100.0%		23,421		—
Others	Korea			67,738		70,553

Total			~~W~~	3,256,846	~~W~~	3,317,738

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Investments in associates and joint ventures as at and for the years ended December 31, 2018 and 2017, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	December 31, 2018		December 31, 2017
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund [1]	Korea	50.0%		6,437		6,437
KT-IBKC Future Investment Fund 1	Korea	43.3%		8,840		9,750
KT-CKP New Media Investment Fund	Korea	49.7%		301		1,530
K Bank Inc. [2]	Korea	10.0%		89,768		63,043
Others		—		69,855		70,844

Total			~~W~~	290,837	~~W~~	267,240

[1]

At the end of the reporting period, although the Company owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Company cannot unilaterally make decisions on determining the operating and financial policies.

[2]

At the end of the reporting period, although the Company owns less than 20% ownership in this entity, this entity is included in investments in associates as the Company has significant influence on determining the operating and financial policies, and 8.8% of non-voting convertible stock are excluded.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	3,584,978	~~W~~	3,638,856
Acquisition		81,815		80,054
Disposal		(12,189)		(64,498)
Impairment [1]		(106,921)		(97,800)
Others [2]		—		28,366

Ending	~~W~~	3,547,683	~~W~~	3,584,978

[1]

During the current year, the Company recognized impairment loss of ~~W~~ 106,921 million for KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Dutch B.V, KT Belgium, and KTSB Data Service. During the prior year, the Company recognized impairment loss of ~~W~~ 97,800 million in KT M&S Co., Ltd.

[2]

During the prior year, ~~W~~ 36,500 million of K Bank and ~~W~~ 3,000 million of GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company were reclassified as investment in subsidiaries, associates and joint ventures, and the Company reclassified ~~W~~ 11,135 million of Mongolian Telecommunications as assets held for sale.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Marketable investments in subsidiaries, associates and joint ventures as at December 31, 2018 and 2017, are as follows:

	December 31, 2018
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	274,942
KT Hitel Co., Ltd.	22,750,000		120,078		109,655
KT Submarine Co., Ltd.	8,085,000		24,370		25,872
Nasmedia, Inc.	3,742,406		23,051		106,284
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		100,551
KTCS Corporation	3,177,426		6,427		7,896
KTIS Corporation	10,196,190		30,633		24,930

Total		~~W~~	553,672	~~W~~	650,130

	December 31, 2017
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	321,563
KT Hitel Co., Ltd.	22,750,000		120,078		146,283
KT Submarine Co., Ltd.	8,085,000		24,370		35,534
Nasmedia, Inc.	3,742,406		23,051		278,809
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		99,192
KTCS Corporation	3,177,426		6,427		7,213
KTIS Corporation	10,196,190		30,633		30,792

Total		~~W~~	553,672	~~W~~	919,386

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

14.	Trade and Other Payables

Details of trade and other payable as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Current Liabilities
Accounts payable	~~W~~	782,582	~~W~~	947,025
Other payables		3,219,826		3,164,453

Total	~~W~~	4,002,408	~~W~~	4,111,478

Non-current Liabilities
Other payables		1,460,062		958,189

Total	~~W~~	1,460,062	~~W~~	958,189

Details of other payables as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Non-trade payable	~~W~~	3,260,968	~~W~~	2,687,309
Accrued expenses		584,857		532,316
Operating deposits		500,899		557,149
Others		333,164		345,868
Less: Non-current		(1,460,062)		(958,189)

Current	~~W~~	3,219,826	~~W~~	3,164,453

15.	Borrowings

Details of borrowings as at December 31, 2018 and 2017, are as follows:

Debentures

(in millions of Korean won and thousands of foreign currencies)			December 31, 2018			December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	111,810	USD 100,000	~~W~~	107,140
FR notes	Aug. 28, 2018	—	—		—	USD 300,000		321,420
MTNP notes	Apr. 22, 2019	2.625%	USD 350,000		391,335	USD 350,000		374,990
MTNP notes	Jan. 29, 2018	—	—		—	JPY 6,800,000		64,539
MTNP notes	Feb. 23, 2018	—	—		—	JPY 15,000,000		142,367
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		447,240	USD 400,000		428,560
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		447,240	USD 400,000		428,560
FR notes [2]	Aug. 23, 2020	LIBOR(3M)+0.400%	USD 200,000		223,620	—		—
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		111,810	—		—
MTNP notes	July 6, 2020	0.310%	JPY 4,000,000		40,527	—		—
MTNP notes	July 6, 2021	0.380%	JPY 16,000,000		162,109	—		—
MTNP notes	Nov 13, 2020	0.300%	JPY 30,000,000		303,954	—		—

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won and thousands of foreign currencies)			December 31, 2018			December 31, 2017
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 173-2nd Public bond	Aug. 6, 2018	—	—		—	—		100,000
The 179th Public bond	Mar. 29, 2018	—	—		—	—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.710%	—		380,000	—		380,000
The 181-2nd Public bond	Aug. 26, 2018	—	—		—	—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—		250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—		100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—		90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-1st Public bond	Apr. 10, 2018	—	—		—	—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 185-1st Public bond	Sep. 16, 2018	—	—		—	—		200,000
The 185-2nd Public bond	Sep. 16, 2020	3.650%	—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	3.078%	—		170,000	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%	—		100,000	—		100,000
The 187-2nd Public bond	Sep. 2, 2019	2.965%	—		220,000	—		220,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.259%	—		160,000	—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-1st Public bond	Jan. 28, 2019	1.761%	—		100,000	—		100,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%	—		130,000	—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1th Public bond	Jan 29, 2021	2.548%	—		110,000	—		—
The 190-2nd Public bond	Jan 30, 2023	2.749%	—		150,000	—		—
The 190-3rd Public bond	Jan 30, 2028	2.947%	—		170,000	—		—
The 190-4th Public bond	Jan 30, 2038	2.931%	—		70,000	—		—

Total					6,029,645			5,927,576
Less : Current portion					(880,941)			(1,297,794)
Discount on bonds					(20,056)			(19,330)

Net				~~W~~	5,128,648		~~W~~	4,610,452

[1]

As at December 31, 2018, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.808% as at December 31, 2018.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Long-term Borrowings

(in millions of Korean won) Financial institution	Type	Maturity	Annual interest rates	December 31, 2018		December 31, 2017
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.500%	~~W~~	3,948	~~W~~	4,688
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.170%		300,000		300,000

Total					303,948		304,688
Less: Current portion					(300,493)		(740)

Net				~~W~~	3,455	~~W~~	303,948

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings as at December 31, 2018, is as follows:

(in millions of Korean won)	Bonds						Borrowings
	In local currency		In foreign currency		Sub- total		In local currency		Total
Jan. 1 2019~Dec. 31, 2019	~~W~~	490,000	~~W~~	391,335	~~W~~	881,335	~~W~~	300,493	~~W~~	1,181,828
Jan. 1 2020~Dec. 31, 2020		460,000		568,101		1,028,101		493		1,028,594
Jan. 1 2021~Dec. 31, 2021		1,060,000		162,109		1,222,109		493		1,222,602
Jan. 1 2022~Dec. 31, 2022		—		447,240		447,240		493		447,733
Thereafter		1,780,000		670,860		2,450,860		1,976		2,452,836

Total	~~W~~	3,790,000	~~W~~	2,239,645	~~W~~	6,029,645	~~W~~	303,948	~~W~~	6,333,593

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

16.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400
Increase & Transfer		347		24,492		45,942		70,781
Usage		—		(2,152)		(10,567)		(12,719)
Reversal		(70)		(3,533)		(174)		(3,777)

Ending	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685

Current portion	~~W~~	14,513	~~W~~	—	~~W~~	89,190	~~W~~	103,703
Non-current portion		—		110,195		1,787		111,982

(in millions of Korean won)	2017
	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395
Increase & Transfer		10		2,042		14,850		16,902
Usage		(1,740)		(1,519)		(21,906)		(25,165)
Reversal		(2,269)		(1,523)		(10,940)		(14,732)

Ending	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400

Current portion	~~W~~	14,236	~~W~~	—	~~W~~	53,244	~~W~~	67,480
Non-current portion		—		91,388		2,532		93,920

17.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	1,620,349	~~W~~	1,436,666
Fair value of plan assets		(1,191,186)		(1,134,347)

Liabilities	~~W~~	429,163	~~W~~	302,319

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in the defined benefit obligations for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,436,666	~~W~~	1,285,300
Current service cost		130,354		122,140
Interest expense		39,685		30,449
Benefits paid		(57,075)		(97,522)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		5,339		—
Actuarial gains and losses arising from changes in financial assumptions		97,556		45,425
Actuarial gains and losses arising from experience adjustments		(32,176)		50,874

Ending	~~W~~	1,620,349	~~W~~	1,436,666

Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	1,134,347	~~W~~	1,000,369
Interest income		31,334		23,698
Remeasurements:		(9,511)		(4,857)
Employer contributions		89,000		200,000
Benefits paid		(53,984)		(84,863)

Ending	~~W~~	1,191,186	~~W~~	1,134,347

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Amounts recognized in the statements of profit or loss for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Current service cost	~~W~~	130,354	~~W~~	122,140
Net interest expense		8,351		6,751
Transfer out		(10,871)		(9,730)

Total expense	~~W~~	127,834	~~W~~	119,161

Principal actuarial assumptions were as follows:

	December 31, 2018	December 31, 2017
Discount rate	2.33%	2.82%
Future salary increases	5.75%	5.35%

The sensitivity of the defined benefit obligations as at December 31, 2018, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.5	%p	~~W~~	(59,128)	~~W~~	62,934
Future salary growth rate	0.5	%p		56,334		(53,611)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund. Expected contributions to post-employment benefit plans for the year ending December 31, 2019, are ~~W~~ 214,759 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2018, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	80,927	~~W~~	125,238	~~W~~	475,515	~~W~~	3,198,721	~~W~~	3,880,401

The weighted average duration of the defined benefit obligations is 7.7 years.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2018, is ~~W~~37,345 million (for the year ended December 31, 2017: ~~W~~35,640 million).

19.	Commitments and Contingencies

As at December 31, 2018, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,690,000	—
Commercial papers	NH Investment & Securities Co., Ltd. and others	KRW	300,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,948
Collateralized loan on accounts receivable – trade	Shinhan Bank and others	KRW	340,000	42,569
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	960
Export L/C	Shinhan Bank	USD	—	1,156
Derivatives transaction limit	Korea Development Bank	KRW	100,000	64,622
Forward trading commitment	Shinhan Bank	USD	11,500	—

Total		KRW	2,517,700	412,099
		USD	11,500	1,156

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

As at December 31, 2018, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency		Limit
Comprehensive line of credit	KEB Hana Bank	KRW		3,000
		USD		10,000
Bid guarantee	Korea Software Financial Cooperative	KRW		49,247
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW		342,444
Prepayment and other guarantee	Korea Software Financial Cooperative	KRW		118,202
Guarantees for bonds payable in Korean currency	Shinhan Bank	KRW		5
Guarantees for bonds payable in foreign currency	Kookmin Bank and others	USD		51,084
	KEB Hana Bank	PLN	[1]	23,000
Performance guarantee	Shinhan Bank	KRW		123,348
Performance guarantee	Seoul Guarantee Insurance	KRW		20,639
Guarantee for licensing	Seoul Guarantee Insurance	KRW		2,554
Guarantee for deposits	Seoul Guarantee Insurance	KRW		1,648
Auction guarantee	Seoul Guarantee Insurance	KRW		120

Total		KRW		661,207
		USD		61,084
		PLN	[1]	23,000

[1]	Polish zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at December 31, 2018, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 3,480 million.

For the year ended December 31, 2018, the Company entered into agreements with the Securitization Specialty Companies (2018: Olleh KT Thirty-seventh to Forty-second Securitization Specialty Co., Ltd., 2017: Olleh KT Thirty-first to Thirty-sixth Securitization Specialty Co., Ltd.,) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

As at December 31, 2018, the Company is a defendant in 151 lawsuits with the total claimed amount of ~~W~~ 98,579 million. As at December 31, 2018, litigation provisions of ~~W~~ 14,513 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed the other lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to August 9, 2019, the Company collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~ 6,000 million.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~1,115,622 million (December 31, 2017: ~~W~~619,628 million).

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

20.	Lease

Details of finance lease assets as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Acquisition costs	~~W~~	341,060	~~W~~	319,052
Less : Accumulated depreciation		(150,714)		(120,046)

Net balance	~~W~~	190,346	~~W~~	199,006

As at December 31, 2018, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~62,330 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~57,833 million).

Details of future minimum lease payments as at December 31, 2018 and 2017, under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total minimum lease payments
Within one year	~~W~~	77,529	~~W~~	88,338
From one year to five years		124,426		131,954
Over five years		79		81

Total	~~W~~	202,034	~~W~~	220,373

Unrealized interest expense	~~W~~	38,324	~~W~~	43,656

Net amount of minimum lease payments
Within one year		59,246		68,648
From one year to five years		104,386		107,989
Over five years		78		80

Total	~~W~~	163,710	~~W~~	176,717

Details of future minimum lease payments as at December 31, 2018 and 2017, under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Within one year	~~W~~	94,992	~~W~~	104,966
From one year to five years		171,991		259,093
Over five years		—		—

Total	~~W~~	266,983	~~W~~	364,059

Operating lease expenses incurred for the year ended December 31, 2018 amounts to ~~W~~122,166 million (for the year ended December 31, 2017: ~~W~~121,140 million).

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

21.	Share Capital

As at December 31, 2018 and 2017, the Company’s number of authorized shares is one billion.

	December 31, 2018			December 31, 2017
	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)	Number of outstanding shares	Par value per share (in Korean won)	Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~ 5,000	~~W~~1,564,499	261,111,808	~~W~~5,000	~~W~~1,564,499
[1]

The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~5,000 par value per share of ordinary share.

22.	Retained Earnings

Details of retained earnings as December 31, 2018 and 2017, are as follows:

	December 31, 2018		December 31, 2017
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,306,431		4,045,119

Total	~~W~~	10,740,042	~~W~~	9,478,730

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

[2]

The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The appropriation of retained earnings for the years ended December 31, 2018 and 2017, is as follows:

(in millions of Korean won)	Note	2018		2017
Unappropriated retained earnings from prior year		~~W~~	3,663,752	~~W~~	3,524,304
Changes in accounting policy			990,190		—
Adjustments from prior years			134,224		—
Remeasurements of net defined benefit liabilities			(42,959)		(76,677)
Profit for the year			561,224		463,268

Retained earnings available for appropriation			5,306,431		3,910,895

Reversal of voluntary reserve			—		—

Appropriation of loss on disposal of treasury stock			(15,169)		(2,046)
Dividends
(Cash dividend (%):
Ordinary shares:			(269,659)		(245,097)
~~W~~1,100 (22.0%) in 2018
~~W~~1,000 (20.0%) in 2017)

Appropriation of retained earnings			(284,828)		(247,143)

Retained earnings after appropriation		~~W~~	5,021,603	~~W~~	3,663,752

The comparative statement of appropriation of retaining earnings which was approved at the annual general meeting on March 23, 2018, does not reflect revision effects of financial statements described in Note 39.

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As at December 31, 2018 and 2017, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	18,734	~~W~~	—
Loss on derivatives valuation		(29,985)		(1,502)

Total	~~W~~	(11,251)	~~W~~	(1,502)

Changes in accumulated other comprehensive income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Increase (Decrease)		Reclassification to gain or loss		Ending
Gain on valuation of financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	17,752	~~W~~	982	~~W~~	—	~~W~~	18,734
Gain (loss) on derivatives valuation		(1,502)		—		16,360		(44,843)		(29,985)

Total	~~W~~	(1,502)	~~W~~	17,752	~~W~~	17,342	~~W~~	(44,843)	~~W~~	(11,251)

(in millions of Korean won)	2017
	Beginning		Increase/ decrease		Reclassification to gain or loss		Ending
Gain (loss) on valuation of available-for-sale	~~W~~	5	~~W~~	(5)	~~W~~	—	~~W~~	—
Gain (loss) on derivatives valuation		(32,096)		(111,335)		141,929		(1,502)

Total	~~W~~	(32,091)	~~W~~	(111,340)	~~W~~	141,929	~~W~~	(1,502)

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

As at December 31, 2018 and 2017, the Company’s other components of equity are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Treasury stock[1]	~~W~~	(830,874)	~~W~~	(853,108)
Loss on disposal of treasury stock[2]		(15,169)		(2,046)
Share-based payments		5,956		6,483
Other		(181,733)		(188,012)

Total	~~W~~	(1,021,820)	~~W~~	(1,036,683)

[1]	During the current year, the Company acquired treasury stock of 847,620 and disposed of 895,333 treasury shares.
[2]	The amounts of income tax effect directly reflected in equity is ~~W~~5,410 million for the year ended December 31, 2018 (for the year ended December 31, 2017: ~~W~~653 million).

As at December 31, 2018 and 2017, details of treasury stock are as follows:

	December 31, 2018		December 31, 2017
Number of shares (in shares)		15,967,040		16,014,753
Amounts (in millions of Korean won)	~~W~~	830,874	~~W~~	853,108

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

24.	Share-based Payments

Details of share-based payments as at December 31, 2018, are as follows:

12th grant
Grant date	August 2, 2018
Grantee	CEOs, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~28,350
Total compensation costs (in Korean won)	~~W~~5,956 million
Estimated exercise date (exercise date)	During 2019
Valuation method	Fair value method

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Changes in the number of share-based payment for the years ended December 31, 2018 and 2017, are as follows:

	2018
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
11th grant	316,949	—	312,181	4,768	—	—
12th grant	—	353,325	—	—	353,325	—

Total	316,949	353,325	312,181	4,768	353,325	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2018 was ~~W~~27,300 (2017: ~~W~~31,797).

	2017
	Beginning	Grant	Expired	Exercised	Ending	Number of shares exercisable
10th grant	318,506	—	193,094	125,412	—	—
11th grant	—	316,949	—	—	316,949	—

Total	318,506	316,949	193,094	125,412	316,949	—

25.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2018
Revenue from contracts with customers	~~W~~	17,159,963
Revenue from other sources		196,574

Total revenue	~~W~~	17,356,537

Operating revenues for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Services provided	~~W~~	14,511,585	~~W~~	14,586,234
Sales of goods		2,844,952		2,755,082

Total	~~W~~	17,356,537	~~W~~	17,341,316

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Revenues from services provided are recognized over time, and revenue from sales of goods are recognized at a point in time.

The contract assets and liabilities recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	December 31, 2018		January 1, 2018
Contract assets	~~W~~	366,866	~~W~~	385,389
Contract liabilities		344,765		279,911
Deferred revenue		85,138		80,264

The contract costs recognized as assets are as follows:

(in millions of Korean won)	December 31, 2018		January 1, 2018
Contract costs recognized as assets	~~W~~	1,487,855	~~W~~	1,289,706

The Company recognized ~~W~~1,423,423 million of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

In 2018, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	170,490
Deferred revenue of joining/installment fee		36,570

Total	~~W~~	207,060

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

26.	Operating Expenses

Operating expenses for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Salaries and wages	~~W~~	2,208,947	~~W~~	2,066,574
Depreciation		2,400,120		2,492,051
Amortization		517,044		524,480
Commissions		1,544,818		1,521,954
Interconnection charges		579,680		641,790
International interconnection fee		226,899		214,580
Purchase of inventories		3,615,138		3,428,244
Changes of inventories		(233,028)		(54,149)
Sales commission		2,043,160		2,257,083
Service cost		685,718		620,435
Purchase of contents		529,614		453,948
Utilities		304,439		304,439
Taxes and dues		248,943		247,432
Rent		434,612		434,282
Insurance premium		61,593		59,521
Installation fee		420,146		415,015
Advertising expenses		152,209		184,874
Research and development expenses		180,272		170,095
Others		484,589		406,507

Total	~~W~~	16,404,913	~~W~~	16,389,155

Details of employee benefits for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Short-term employee benefits	~~W~~	1,984,360	~~W~~	1,901,031
Post-employment benefits (defined benefit)		127,834		119,160
Post-employment benefits (defined contribution)		37,345		35,640
Share-based payment		8,439		7,660
Post-employment benefits (others)		50,969		3,083

Total	~~W~~	2,208,947	~~W~~	2,066,574

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

27.	Other Income and Other Expenses

Other income for the years ended December 31, 2018 and 2017, consists of:

(in millions of Korean won)	2018		2017
Gain on disposal of property and equipment	~~W~~	37,938	~~W~~	17,739
Gain on disposal of intangible assets		4,100		11,028
Compensation on property and equipment		101,163		124,630
Gain on disposal of investments in subsidiaries, associates and joint ventures		2		519
Dividends received		182,797		139,447
Gains on government subsidies		18,037		26,021
Others		23,746		70,869

Total	~~W~~	367,783	~~W~~	390,253

Other expenses for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Loss on disposal of property and equipment	~~W~~	92,857	~~W~~	172,473
Loss on disposal of intangible assets		4,354		15,857
Loss on disposal of investments in subsidiaries, associates and joint ventures		7,316		4,849
Impairment loss on investments in subsidiaries, associates and joint ventures		106,921		97,800
Donation		50,202		72,260
Others		118,417		142,734

Total	~~W~~	379,797	~~W~~	505,973

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Interest income	~~W~~	222,713	~~W~~	72,656
Gain on foreign currency transaction		9,994		73,588
Gain on foreign currency translation		3,497		200,672
Gain on settlement of derivatives		27,950		—
Gain on valuation of derivatives		58,912		—
Others		11,401		4,708

Total	~~W~~	334,467	~~W~~	351,624

Details of financial costs for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Interest expenses	~~W~~	271,570	~~W~~	282,243
Loss on foreign currency transaction		33,908		16,299
Loss on foreign currency translation		66,113		11,590
Loss on settlement of derivatives		—		58,569
Loss on valuation of derivatives		2,045		187,468
Loss on disposal of trade receivables		13,818		19,389
Others		947		115

Total	~~W~~	388,401	~~W~~	575,673

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

29.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	313,044	~~W~~	261,118
Deferred tax assets to be recovered after more than 12 months		852,396		767,725

		1,165,440		1,028,843

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(380,444)		(128)
Deferred tax liability to be recovered after more than 12 months		(814,112)		(606,970)

		(1,194,556)		(607,098)

Deferred tax assets (liabilities), net	~~W~~	(29,116)	~~W~~	421,745

The gross movements on the deferred income tax account for the years ended December 31, 2018 and 2017, are calculated as follows:

(in millions of Korean won)	2018		2017
Beginning	~~W~~	421,745	~~W~~	401,346
Changes in accounting policy		(382,323)		—
Charged to the statement of profit or loss		(116,024)		5,685
Charged to other comprehensive income		47,486		14,714

Ending	~~W~~	(29,116)	~~W~~	421,745

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2018
	Beginning		Changes in accounting policy		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(1,455)	~~W~~	—	~~W~~	1,455	~~W~~	—	~~W~~	—
Deposits for severance benefits		(311,945)		—		(1,217)		—		(313,162)
Deferred tax gain on disposal of fixed assets		(256,523)		—		(64,591)		—		(321,114)
Accrued income		(96)		—		(8)		—		(104)
Gain or loss foreign currency translation		(11,605)		—		11,605		—		—
Contract assets		—		(29,007)		23,196		—		(5,811)
Prepaid expenses		—		(354,669)		(36,488)		—		(391,157)
Others		(25,473)		—		(137,735)		—		(163,208)

Total	~~W~~	(607,097)	~~W~~	(383,676)	~~W~~	(203,783)	~~W~~	—	~~W~~	(1,194,556)

Deferred tax assets
Derivative instruments	~~W~~	22,534	~~W~~	—	~~W~~	(24,339)	~~W~~	10,215	~~W~~	8,410
Investments in subsidiaries, associates and joint ventures		—		—		3,054		(52)		3,002
Depreciation expenses and impairment loss		79,130		—		19,571		—		98,701
Provision for impairment on trade receivable		103,035		(8,772)		(15,057)		—		79,206
Available-for-sale financial assets		15,681		—		(15,681)		—		—
Financial assets at fair value through other comprehensive income		—		(8,574)		12,889		52		4,367
Contribution for construction		9,643		—		(1,471)		—		8,172
Unsettled expenses		96,640		—		18,784		—		115,424
Provisions		19,254		—		8,418		—		27,672
Defined benefit liabilities		395,084		—		(6,365)		37,271		425,990
Withholding of facilities expenses		7,382		—		(773)		—		6,609
Present value discount		3,584		—		1,621		—		5,205
Assets retirement obligation		20,147		—		3,734		—		23,881
Gain or loss foreign currency translation		—		—		10,534		—		10,534
Deferred revenue		26,520		15,809		(2,041)		—		40,288
Trade receivable		—		2,890		(1,293)		—		1,597
Others		79,432		—		124,043		—		203,475

Total	~~W~~	878,066	~~W~~	1,353	~~W~~	135,628	~~W~~	47,486	~~W~~	1,062,533

Temporary difference, net		270,969		(382,323)		(68,155)		47,486		(132,023)
Tax credit carryforwards		150,776		—		(47,869)		—		102,907

Total net balance	~~W~~	421,745	~~W~~	(382,323)	~~W~~	(116,024)	~~W~~	47,486	~~W~~	(29,116)

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(1,234)	~~W~~	(221)	~~W~~	—	~~W~~	(1,455)
Derivative instruments		(48,705)		48,705		—		—
Depreciation		(37,971)		37,971		—		—
Deposits for severance benefits		(242,089)		(69,856)		—		(311,945)
Deferred tax gain on disposal of fixed assets		(233,614)		(22,909)		—		(256,523)
Accrued income		(369)		273		—		(96)
Gain or loss foreign currency translation		—		(11,605)		—		(11,605)
Others		(37,653)		12,180		—		(25,473)

	~~W~~	(601,635)	~~W~~	(5,462)	~~W~~	—	~~W~~	(607,097)

Deferred tax assets
Provision for impairment on trade receivable	~~W~~	92,425	~~W~~	10,610	~~W~~	—	~~W~~	103,035
Available-for-sale financial assets		14,132		1,547		2		15,681
Contribution for construction		9,462		181		—		9,643
Derivative instruments		—		32,301		(9,767)		22,534
Depreciation		—		1,669		—		1,669
Accrued expenses		53,796		10,710		—		64,506
Provisions		22,266		(3,012)		—		19,254
Defined benefit liabilities		311,043		59,561		24,480		395,084
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		43,541		(11,407)		—		32,134
Deduction of installment receivables		13,897		(13,897)		—		—
Present value discount		2,809		775		—		3,584
Assets retirement obligation		17,376		2,771		—		20,147
Gain or loss foreign currency translation		67,558		(67,558)		—		—
Deferred revenue		26,141		379		—		26,520
Tax credit carryforwards		199,599		(48,823)		—		150,776
Others		122,026		34,867		—		156,893

	~~W~~	1,002,981	~~W~~	11,146	~~W~~	14,715	~~W~~	1,028,842

Net balance	~~W~~	401,346	~~W~~	5,684	~~W~~	14,715	~~W~~	421,745

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The total of unrecognized temporary differences as deferred tax liabilities at the end of the reporting date is ~~W~~126,309 million (2017: ~~W~~52,340 million) related to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets at the end of the reporting date is ~~W~~558,102 million (2017: ~~W~~97,800 million) related to investment in subsidiaries, associates and joint ventures.

The tax impact recognized directly to equity as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018						2017
	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Loss on valuation of available-for-sale securities	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(6)	~~W~~	1	~~W~~	(5)
Gain on valuation of financial assets at fair value through other comprehensive income		930		52		982		—		—		—
Hedge instruments valuation gain (loss)		(38,698)		10,215		(28,483)		40,361		(9,767)		30,594
Remeasurements of net defined benefit liabilities		(80,230)		37,271		(42,959)		(101,156)		24,480		(76,676)
Adjustments on capital in associates		—		(52)		(52)		—		—		—

Total	~~W~~	(117,998)	~~W~~	47,486	~~W~~	(70,512)	~~W~~	(60,801)	~~W~~	14,714	~~W~~	(46,087)

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Details of income tax expenses for the years ended December 31, 2018 and 2017, are calculated as follows:

(in millions of Korean won)	2018		2017
Current income tax expenses	~~W~~	208,428	~~W~~	154,809
Impact of change in temporary difference		116,024		(5,685)

Total income tax expense	~~W~~	324,452	~~W~~	149,124

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2018		2017
Profit before income tax	~~W~~	885,676	~~W~~	612,392

Expected tax expense at statutory tax rate	~~W~~	233,199	~~W~~	147,737
Tax effects of
Income not taxable for tax purposes		(81,041)		(15,911)
Expenses not deductible for tax purposes		12,790		36,839
Tax credit and deferred tax effects due to consolidated tax return		(25,655)		(35,588)
Others		185,159		16,047

Income tax expense	~~W~~	324,452	~~W~~	149,124

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2018 and 2017, is calculated as follows:

(in millions of Korean won)	2018		2017
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	561,224	~~W~~	463,268
Weighted average number of ordinary shares outstanding		245,049,466		245,017,175
Basic earnings per share (in Korean won)		2,290		1,891

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share for the years ended December 31, 2018 and 2017, is calculated as follows:

(in millions of Korean won)	2018		2017
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	561,224	~~W~~	463,268
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		561,224		463,268
Number of dilutive potential ordinary shares outstanding		1,163		79,880
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		245,050,629		245,097,055
Diluted earnings per share (in Korean won)		2,290		1,890

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

31.	Dividends

The dividends paid by the Company in 2018 were ~~W~~245,097 million (~~W~~1,000 per share). The dividends paid by the Company in 2017 were ~~W~~195,977 million (~~W~~800 per share). A dividend in respect of the year ended December 31, 2018, of ~~W~~1,100 per share, amounting to a total dividend of ~~W~~269,659 million, is to be proposed at the shareholders’ meeting on March 29, 2019.

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
1. Profit for the year	~~W~~	561,224	~~W~~	463,268
2. Adjustments for:
Income tax expense		324,452		149,124
Interest income		(222,713)		(72,656)
Interest expense		271,570		282,243
Dividends income		(182,805)		(139,448)
Depreciation		2,442,669		2,533,557
Amortization of intangible assets		524,158		535,308
Provisions for severance benefits (defined benefits)		138,705		128,891
Impairment losses on trade receivables		89,351		32,728
Loss on disposal of subsidiaries, associates and joint ventures		7,314		4,330
Impairment loss on interests in associates and joint ventures		106,921		97,800
Loss on disposal of property and equipment		54,649		154,734
Loss on disposal of intangible assets		254		4,829
Loss (gain) on foreign currency translation		62,616		(189,082)
Loss (gain) on valuation of derivatives, net		(82,109)		249,114
Gain on valuation of financial assets at fair value through profit or loss		(9,838)		—
Gain on disposal of financial assets at fair value through profit or loss		(1,267)		—
Impairment loss on available for sale securities		—		9
Gain on disposal of available-for-sale securities		—		(4,690)
Others		176,121		(74,889)
3. Changes in operating assets and liabilities
Increase in trade receivables		(183,384)		(326,599)
Decrease in other receivables		32,443		22,924
Increase in other current assets		(134,558)		(6,750)
Increase in other non-current assets		(36,753)		(1,445)
Increase in inventories		(298,113)		(65,891)
Increase (decrease) in trade payables		(167,031)		150,640
Increase (decrease) in other payables		(8,790)		35,527
Increase (decrease) in other current liabilities		77,801		(20,889)
Decrease in other non-current liabilities		(2,348)		(1,812)
Increase (decrease) in provisions		51,739		(16,999)
Decrease in deferred revenue		(3,024)		(11,659)
Post-employment benefits paid (defined benefits)		(87,685)		(77,422)
Increase in plan assets		(11,957)		(133,851)

4. Cash generated from operations(1+2+3)	~~W~~	3,489,612	~~W~~	3,700,944

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Significant transactions not affecting cash flows for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018		2017
Reclassification of the current portion of borrowings	~~W~~	1,164,003	~~W~~	1,357,243
Reclassification of construction-in-progress to property and equipment		1,814,382		2,088,215
Reclassification of accounts payable from property and equipment		(24,381)		(197,573)
Reclassification of accounts payable from intangible assets		581,477		(222,388)
Reclassification of payable from defined benefit liability		(30,610)		20,100
Reclassification of payable from plan assets		(23,059)		18,714

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the year ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	6,212,934	~~W~~	8,362	~~W~~	—	~~W~~	63,725	~~W~~	—	~~W~~	28,516	~~W~~	6,313,537
Financial lease liabilities		176,717		(73,873)		61,187		—		—		(321)		163,710
Derivative liabilities		86,251		(13,597)		—		(37,344)		41,027		(14,504)		61,833
Derivative assets		(7,389)		10,136		—		(22,474)		(3,419)		(6,697)		(29,843)

Total	~~W~~	6,468,513	~~W~~	(68,972)	~~W~~	61,187	~~W~~	3,907	~~W~~	37,608	~~W~~	6,994	~~W~~	6,509,237

(in millions of Korean won)	2017
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange difference		Fair value change		Other changes
Borrowing	~~W~~	7,569,047	~~W~~	(1,106,920)	~~W~~	—	~~W~~	(197,075)	~~W~~	—	~~W~~	(52,118)	~~W~~	6,212,934
Financial lease liabilities		180,629		(71,575)		68,939		—		—		(1,276)		176,717
Derivative liabilities		13,386		—		—		120,974		(27,369)		(20,740)		86,251
Derivative assets		(214,648)		71,370		—		63,882		(2,687)		74,694		(7,389)

Total	~~W~~	7,548,414	~~W~~	(1,107,125)	~~W~~	68,939	~~W~~	(12,219)	~~W~~	(30,056)	~~W~~	560	~~W~~	6,468,513

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

34.	Related Party Transactions

The list of subsidiaries, associates, joint ventures and others of the Company as at December 31, 2018, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation(KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, KTNEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, PT. BCCard Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3 , PlayD Co., Ltd. (N search Marketing Co., Ltd.), KT Hong Kong Limited, Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV
Associates	Korea Information & Technology Investment Fund., K-REALTY CR REIT 1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, PHI Healthcare Inc. (HooH Healthcare Inc.), KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, ISU-kth Contents Fund L.P., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service, PT.MitraTransaksiIndonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., JB Emerging Market Specialty Investment Private Equity Trust No.1, Little big pictures
Others [1]	KT ENGCORE Co., Ltd.

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. is ~~W~~681,234 million.

The Company has entered into an additional agreements in relation to providing communication service in wholesale with KT M mobile. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	930	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	16,229
KT Telecop Co., Ltd.		1,010		—		792		1,960		3,171
KTCS Corporation		1,070		—		—		—		50,147
KTIS Corporation		—		—		3,559		3,719		33,389
KT Skylife Co., Ltd.		585		—		3,862		—		11,365
KT Service Bukbu Co., Ltd.		4		—		5		—		18,226
KT Service Nambu Co., Ltd.		—		—		12		—		20,894
KTDS Co., Ltd.		249		—		1,248		—		92,011
KT Estate Inc.		2,753		—		45,806		—		35,142
Skylife TV Co., Ltd. [3]		452		2,357		2,365		—		1,977
BC Card Co., Ltd. [1]		508		—		7		—		1,243
KT Sat Co., Ltd.		435		—		—		—		1,756
KT M mobile		7,575		—		161		—		1,274
KT Hitel Co., Ltd.		1,414		—		308		14,947		8,772
KT Commerce Inc.		49		—		168		7,274		77,653
KT M Hows Co., Ltd.		158		—		799		—		1,017
KT M&S Co., Ltd.		20,750		—		—		—		62,294
GENIE Music Corporation		1,206		—		—		—		12,785
Nasmedia, Inc.		3,773		—		4		—		808
KT MOS Bukbu Co., Ltd. [2]		5		—		—		—		6,100
KT MOS Nambu Co., Ltd. [2]		3		—		—		—		5,092
Others		7,335		800		15,966		409		12,140
Associates and joint ventures
K-REALTY CR REIT 1		—		—		30,910		—		—
K Bank Inc.		159		—		—		—		—
Others		403		—		3		—		—
Others
KT ENGCORE Co., Ltd.		—		—		7,729		305		108,956

Total	~~W~~	50,826	~~W~~	3,157	~~W~~	113,714	~~W~~	28,614	~~W~~	582,441

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	As at December 31, 2018, ~~W~~1,171 million of the unsettled amount (2017: ~~W~~1,092 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	It is the amount after excluded from consolidation during the year.
[3]	The convertible bonds issued by Skylife TV Co., Ltd. is classified as financial assets at fair value through profit or loss.

(in millions of Korean won)	December 31, 2017
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,240	~~W~~	—	~~W~~	13	~~W~~	—	~~W~~	14,565
KT Telecop Co., Ltd.		798		—		95		1,222		2,441
KTCS Corporation		1,682		50		—		—		45,913
KTIS Corporation		2,330		—		4,834		51		35,762
KT Service Bukbu Co., Ltd.		11		—		8		—		17,729
KT Service Nambu Co., Ltd.		—		—		5		—		18,608
KT Skylife Co., Ltd.		858		—		4,281		—		13,713
Skylife TV Co., Ltd.		416		3,000		—		—		2,403
KTDS Co., Ltd.		1,114		—		812		—		91,409
KT Estate Inc.		934		—		43,102		—		39,857
BC Card Co., Ltd.		5,451		—		11		5,887		1,313
KT Sat Co., Ltd.		330		—		—		—		2,352
KT Hitel Co., Ltd.		1,886		—		21		14,176		8,174
KT Commerce Inc.		253		—		44		14,346		84,443
KT M Hows Co., Ltd.		—		—		356		—		2,621
KT M&S Co., Ltd.		243		—		57		—		65,086
GENIE Music Corporation ( KT Music Corporation)		497		—		19		—		5,654
KT M mobile		6,479		—		—		—		6,979
Nasmedia, Inc.		8,049		—		3		—		1,310
Others		5,942		1,461		1,161		420		9,273
Associates and joint ventures
K-REALTY CR REIT 1		—		—		33,800		—		—
MOS GS Co., Ltd.		9		—		—		—		392
MOS Daegu Co., Ltd.		1		—		—		—		1,388
MOS Chungcheong Co., Ltd.		1		—		290		—		1,753
MOS Gangnam Co., Ltd.		4		—		1		—		287
MOS GB Co., Ltd.		5		—		1		—		778
MOS BS Co., Ltd.		18		—		1		—		26
MOS Honam Co., Ltd.		1		—		1		—		384
K Bank, Inc.		—		—		138		—		—
NgeneBio Co., Ltd. [1]		1		1,900		—		—		—
Others		14		—		1		—		701
Others
KT ENGCORE Co., Ltd.		4,983		—		2,861		12,488		103,686

Total	~~W~~	43,550	~~W~~	6,411	~~W~~	91,916	~~W~~	48,590	~~W~~	579,000

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	It is the amount after excluded from consolidation during the year.

Significant transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,499	~~W~~	24	~~W~~	66,130	~~W~~	1,787
KT Telecop Co., Ltd.		14,342		18		16,024		7,029
Ktcs Corporation		69,271		1		318,773		—
Ktis Corporation		50,246		60		285,675		335
KT Skylife Co., Ltd.		26,806		31		52,182		—
KT Service Bukbu Co., Ltd.		14,167		—		185,146		816
KT Service Nambu Co., Ltd.		13,949		—		215,841		611
KTDS Co., Ltd.		13,102		2		296,005		51,611
KT Estate Inc.		18,767		—		164,384		5,064
Skylife TV Co., Ltd.		5,426		285		9,248		—
BC Card Co., Ltd.		7,818		4		25,724		1,290
KT Sat Co., Ltd.		5,184		—		16,814		—
KT M mobile		59,847		—		8,842		—
KT Hitel Co., Ltd.		15,336		2		54,868		4,431
KT Commerce Inc.		1,013		1		191,853		159,836
KT M Hows Co., Ltd.		1,112		—		1,999		—
KT M&S Co., Ltd.		501,807		32		209,332		35
Nasmedia, Inc.		491		—		4,138		—
GENIE Music Corporation		2,250		—		42,306		—
Others		28,493		11		86,026		4,874
Associates and joint ventures
K-REALTY CR REIT 1		—		—		31,984		—
NgeneBio Co., Ltd. [2]		3		—		—		—
K Bank Inc.		2,212		—		—		—
MOS GS Co., Ltd.		398		—		11,234		789
MOS Daegu Co., Ltd.		166		—		8,475		300
MOS Chungcheong Co., Ltd.		229		—		8,284		364
MOS Gangnam Co., Ltd.		184		—		11,005		544
MOS GB Co., Ltd.		602		—		16,101		418
MOS BS Co., Ltd.		151		—		10,601		592
MOS Honam Co., Ltd.		282		—		9,901		598
Others		1,618		111		2,863		1
Others
KT ENGCORE Co., Ltd.		575		4		106,586		173,993

Total	~~W~~	866,346	~~W~~	586	~~W~~	2,468,344	~~W~~	415,318

[1]	The amount includes acquisition of property and equipment, and others.
[2]	It is the amount before excluded from associates during the year.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	8,814	~~W~~	27	~~W~~	65,929	~~W~~	338
KT Telecop Co., Ltd.		11,885		4		8,847		5,238
KTCS Corporation		60,843		72		301,775		19
KTIS Corporation		64,790		21		278,818		42
KT Service Bukbu Co., Ltd.		14,489		5		185,530		1,900
KT Service Nambu Co., Ltd.		13,067		9		217,085		841
KT Skylife Co., Ltd.		24,138		39		46,096		—
Skylife TV Co., Ltd.		4,957		90		9,774		—
KTDS Co., Ltd.		13,889		1		240,309		144,424
KT Estate Inc.		8,164		7		170,139		4,622
BC Card Co., Ltd.		6,963		3		21,949		5,525
KT Sat Co., Ltd.		4,705		—		20,761		4
KT Hitel Co., Ltd.		12,064		3		50,035		5,547
KT Commerce Inc.		1,277		—		183,400		183,462
KT M Hows Co., Ltd.		978		4		1,742		—
KT M&S Co., Ltd.		505,905		45		190,383		—
GENIE Music Corporation (KT Music Corporation)		1,888		—		36,137		189
KT M mobile		56,158		—		9,522		118
Others		22,260		313		58,979		1,077
Associates and joint ventures
K-REALTY CR REIT 1		—		—		35,532		—
MOS GS Co., Ltd.		594		—		15,135		1,811
MOS Daegu Co., Ltd.		220		—		7,580		934
MOS Chungcheong Co., Ltd.		303		—		13,888		1,019
MOS Gangnam Co., Ltd.		265		—		14,971		1,409
MOS GB Co., Ltd.		705		—		20,060		1,591
MOS BS Co., Ltd.		201		—		15,495		462
MOS Honam Co., Ltd.		372		—		13,220		1,074
K Bank Inc.		1,991		—		46		—
NgeneBio Co., Ltd. [2]		2		30		—		—
Others		296		123		4,644		—
Others
KT ENGCORE Co., Ltd.		687		—		112,443		167,033

Total	~~W~~	842,870	~~W~~	796	~~W~~	2,350,224	~~W~~	528,679

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	The amount includes acquisition of property and equipment, and others.
[2]	It is the amount after excluded from consolidation during the year.

Key management compensation for the years ended December 31, 2018 and 2017, consists of:

(in millions of Korean won)	2018		2017
Salaries and other short-term benefits	~~W~~	2,762	~~W~~	2,879
Post-employment benefits		751		311
Stock-based compensation		878		1,331

Total	~~W~~	4,391	~~W~~	4,521

Fund transactions with related parties for the years ended December 31, 2018 and 2017, are as follows:

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2018
	Loans transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	50	~~W~~	—	~~W~~	254
Autopion Co., Ltd.		310		661		—		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		6,408
KT Estate Inc.		—		—		—		56,310
BC Card Co., Ltd.		—		—		—		81,996
KT Sat Co., Ltd.		—		—		—		14,800
Nasmedia, Inc.		—		—		—		2,582
KBTO sp.zo.o.		—		—		3,984		—
KT ORS Belgium		—		—		4,943		—
KT New Business Fund No.1		—		—		(796)		—
KT MOS Bukbu Co., Ltd.		—		—		8,152
KT MOS Nambu Co., Ltd.		—		—		6,482
KT Strategic Investment Fund No.4		—		—		9,500		—
Next Connect PFV [1]		—		—		23,421
Associates and joint ventures
KT-CKP New Media Investment Fund		—		—		(1,229)		—
PHI Healthcare Inc. (HooH Healthcare Inc.)		—		—		1,000		—
KT-DSC creative economy youth start-up investment fund						(1,080)
KT-IBKC Future Investment Fund 1		—		—		(910)		—
K-REALTY CR REIT 1		—		—		—		8,932
KIF-IMM IT Investment Fund		—		—		—		1,842
MOS GS Co., Ltd.		—		—		(147)		8
MOS Daegu Co., Ltd.		—		—		(147)		8
MOS Chungcheong Co., Ltd.		—		—		(153)		8
MOS Gangnam Co., Ltd.		—		—		(180)		10
MOS GB Co., Ltd.		—		—		(203)		12
MOS BS Co., Ltd.		—		—		(183)		10
MOS Honam Co., Ltd.		—		—		(206)		10
K Bank, Inc.		—		—		26,725		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
Korea electronic Vehicle charging service		—		—		168		—
Boston Global Film & Contents Fund L.P.		—		—		(858)
Gyeonggi-KT Green Growth Fund		—		—		—		19

Total	~~W~~	310	~~W~~	711	~~W~~	79,283	~~W~~	182,797

[1]	During the current year, the Company invested ~~W~~18,671 million in kind to Next Connect PFV.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	2017
	Loans transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
KTCS Corporation	~~W~~	60	~~W~~	84	~~W~~	—	~~W~~	254
KT Linkus Co., Ltd		—		—		150		—
KT Submarine Co., Ltd.		—		—		—		404
Ktis Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		9,922
KTDS Co., Ltd.		—		—		—		5,904
KT Estate Inc.		—		—		—		46,854
BC Card Co., Ltd.		—		—		—		67,310
Nasmedia, Inc.		—		—		—		1,460
KT Commerce Inc.		—		—		—		326
KBTO Sp.z o. o.		—		—		5,978		—
KT Strategic Investment Fund No.3		—		—		6,500		—
KT Music Contents Fund No.2		—		—		2,000		—
KT Strategic Investment Fund No.4		—		—		9,500		—
KT Music Contents Fund No.1		—		—		1,050		—
KT Belgium		—		—		16,971		—
Autopion Co., Ltd.		1,461		1,400		—		—
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		5,392
KT-IBKC Future Investment Fund 1		—		—		6,500		—
K Bank, Inc.		—		—		26,543		—
Others		—		—		1,865		805

Total	~~W~~	1,521	~~W~~	1,484	~~W~~	77,057	~~W~~	139,447

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~4,843 million (2017: ~~W~~4,817 million) with BC Card Co., Ltd.

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

35.	Financial Risk Management

(1) Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

(1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk (i.e, foreign currency translation of overseas operating assets and liabilities) not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

As at December 31, 2018 and 2017, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax [1]		Equity
2018.12.31	+ 10%	~~W~~	(3,322)	~~W~~	(2,509)
	- 10%		3,322		2,509
2017.12.31	+ 10%	~~W~~	(5,948)	~~W~~	(3,089)
	- 10%		5,948		3,089

[1]	Computed with considering derivatives hedging effect applied by the Company to hedge foreign exchange risk of liabilities in foreign currencies

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as at December 31, 2018 and 2017, are as follows:

(in thousands of foreign currencies)	December 31, 2018				December 31, 2017
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	165,574	~~W~~	1,665,563	~~W~~	126,588	~~W~~	1,652,424
SDR		267		730		306		738
JPY		36,600		50,000,000		—		21,800,000
MMK		84		—		84		—
EUR		1		6		175		12
DZD		618		—		47		—
BDT		39,494		—		38,074		—
PLN		26		—		338		—
RWF		857		—		3,346		—
UZS		121,053		—		136,787		—
VND		467,272		—		311,649		—
TZS		—		2,876		317,348		—
XAF		666		—		—		—
BWP		897		—		42		—

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

iii) Price risk

As at December 31, 2018, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2018.12.31	+ 10%	~~W~~	12	~~W~~	322
	- 10%		(12)		(322)
2017.12.31	+ 10%	~~W~~	—	~~W~~	9
	- 10%		—		(9)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Equity would increase/decrease as a result of Gain or loss on equity securities classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income.

iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As at December 31, 2018 and 2017, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2018.12.31	+ 100 bp	~~W~~	120	~~W~~	9,540
	- 100 bp		(1,019)		(10,155)
2017.12.31	+ 100 bp	~~W~~	291	~~W~~	3,356
	- 100 bp		(303)		(3,686)
The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade receivables from customers, debt securities and others

•	Risk management

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

The Company’s investments in debt instruments are considered to be low risk investments. The credit ratings of the investments are monitored for credit deterioration.

•	Security

For some trade receivables, the Company may obtain security in the form of guarantees or letters of credit, etc. which can be called upon if the counterparty is in default under the terms of the agreement.

•	Impairment of financial assets

The Company has three types of financial assets that are subject to the expected credit loss model:

•	trade receivables for sales of goods and provision of services,

•	contract assets relating to provision of services, and

•	other financial assets carried at amortized cost.

While cash equivalents are also subject to the impairment requirement, the identified impairment loss was immaterial.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The maximum exposure to credit risk of the Company’s financial instruments without considering value of collaterals as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Cash and cash equivalents (except for cash on hand)	~~W~~	1,778,565	~~W~~	1,165,532
Trade and other receivables
Financial assets at amortized costs		2,637,732		3,626,267
Financial assets at fair value through other comprehensive income		1,097,348		—
Contract assets		366,866		—
Other financial assets
Derivatives financial assets for hedging purposes		29,843		7,389
Financial assets at fair value through profit or loss		101,156		—
Financial assets at amortized costs		54,074		58,365
Available-for-sale financial assets		—		4,900

Total	~~W~~	6,065,584	~~W~~	4,862,453

i) Trade receivables and contract assets

The Company applies the simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of 36 month before December 31, 2018 and the corresponding historical credit losses experienced within this period.

ii)	Cash equivalents (except for cash on hand)

The Company is also exposed to credit risk in relation to cash equivalents. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

iii)	Other financial assets at amortized costs

Other financial assets at amortized cost include time deposits, other long-term financial instruments and others.

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

All of the financial assets at amortized costs are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

iv)	Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income include available-for-sale recognized in the prior finance year.

All of the debt investments at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was, therefore, limited to 12 months expected losses. Management consider ‘low credit risk’ for other instruments when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through other comprehensive income. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

v)	Financial assets at fair value through profit or loss

The Company is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the reporting period is the carrying amount of these investments.

(3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

(in millions of Korean won)	December 31, 2018
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,043,158	~~W~~	1,131,334	~~W~~	488,325	~~W~~	5,662,817
Borrowings (including debentures)		1,393,799		3,567,301		2,378,272		7,339,372
Others[1]		9,480		—		—		9,480

Total	~~W~~	5,446,437	~~W~~	4,698,635	~~W~~	2,866,597	~~W~~	13,011,669

88

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	December 31, 2017
	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,146,410	~~W~~	914,052	~~W~~	158,106	~~W~~	5,218,568
Borrowings (including debentures)		1,474,485		3,488,074		2,317,203		7,279,762
Others[1]		13,328		—		—		13,328

Total	~~W~~	5,634,223	~~W~~	4,402,126	~~W~~	2,475,309	~~W~~	12,511,658

[1]

It consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreement are classified based on the earliest period that the agreement can be executed (Note 19).

As at December 31, 2018 and 2017, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

(in millions of Korean won)	December 31, 2018
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	403,892	~~W~~	1,372,045	~~W~~	517,301	~~W~~	2,293,238
Inflows		433,720		1,396,917		519,134		2,349,771

(in millions of Korean won)	December 31, 2017
	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	588,914	~~W~~	407,503	~~W~~	526,633	~~W~~	1,523,050
Inflows		557,858		428,339		509,558		1,495,755

(2)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

89

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The Company’s debt-to-equity ratios as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	13,299,178	~~W~~	12,039,903
Total equity		12,711,728		11,445,302
Debt-to-equity ratio		105%		105%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

The Company’s gearing ratios as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018		December 31, 2017
Total borrowings	~~W~~	6,313,537	~~W~~	6,212,934
Less: cash and cash equivalents		(1,779,745)		(1,166,402)

Net debt		4,533,792		5,046,532
Total equity		12,711,728		11,445,302

Total capital	~~W~~	17,245,520	~~W~~	16,491,834

Gearing ratio		26%		31%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2018
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade receivables [2]		78,752		—		78,752		(76,414)		—		2,338

Total	~~W~~	78,752	~~W~~	—	~~W~~	78,752	~~W~~	(76,414)	~~W~~	—	~~W~~	2,338

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	December 31, 2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedging [1]	~~W~~	3,284	~~W~~	—	~~W~~	3,284	~~W~~	(3,284)	~~W~~	—	~~W~~	—
Trade receivables [2]		76,292		—		76,292		(73,438)		—		2,854

Total	~~W~~	79,576	~~W~~	—	~~W~~	79,576	~~W~~	(76,722)	~~W~~	—	~~W~~	2,854

[1]	Netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2018
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Trade payables [2]		78,317		—		78,317		(76,414)		—		1,903

Total	~~W~~	78,317	~~W~~	—	~~W~~	78,317	~~W~~	(76,414)	~~W~~	—	~~W~~	1,903

(in millions of Korean won)	December 31, 2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral
Derivate used for hedging [1]	~~W~~	26,135	~~W~~	—	~~W~~	26,135	~~W~~	(3,284)	~~W~~	—	~~W~~	22,851
Trade payables [2]		75,283		—		75,283		(73,438)		—		1,845

Total	~~W~~	101,418	~~W~~	—	~~W~~	101,418	~~W~~	(76,722)	~~W~~	—	~~W~~	24,696

[1]	Netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

36.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018				December 31, 2017
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,779,745		[1]	~~W~~	1,166,402		[1]
Trade and other receivables
Financial assets measured at amortized cost		2,637,732		[1]		3,626,267		[1]
Financial assets at fair value through other comprehensive income		1,097,348	1,097,348			—	—
Other financial assets
Financial assets measured at amortized cost		54,074		[1]		58,365		[1]
Financial assets at fair value through profit or loss [2]		101,278	101,278			—	—
Financial assets at fair value through other comprehensive income [2]		20,857	20,857			—	—
Available-for-sale financial assets [3]		—	—			85	85
Derivative financial assets for hedging purpose		29,843	29,843			7,389	7,389

Total	~~W~~	5,720,877			~~W~~	4,858,508

Financial liabilities
Trade and other payables	~~W~~	5,462,470		[1]	~~W~~	5,069,667		[1]
Borrowings		6,313,537		[1]		6,212,934	6,267,599
Other financial liabilities
Financial liabilities at fair value through profit or loss		7,758	7,758			5,051	5,051
Derivative financial liabilities for hedging purpose		54,075	54,075			81,200	81,200

Total	~~W~~	11,837,840			~~W~~	11,368,852

[1]	The Company did not conduct fair value estimation since the carrying amount is a reasonable approximation of the fair value.
[2]	In the prior financial year, a portion of the equity instrument was classified as available-for-sale financial assets.
[3]

As at December 31, 2017, equity instruments that do not have a quoted market price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

92

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss [1]		122		—		101,156		101,278
Financial assets at fair value through other comprehensive income [1]		3,095		—		17,762		20,857
Derivative financial assets for hedging purpose		—		29,843		—		29,843
Investment in subsidiaries, associates and joint ventures		650,130		—		—		650,130
Investment properties [2]		—		—		1,573,970		1,573,970

Total	~~W~~	653,347	~~W~~	1,127,191	~~W~~	1,692,888	~~W~~	3,473,426

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging purpose		—		43,892		10,183		54,075

Total	~~W~~	—	~~W~~	43,892	~~W~~	17,941	~~W~~	61,833

93

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(in millions of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total
Assets
Other financial assets
Available-for-sale financial assets	~~W~~	85	~~W~~	—	~~W~~	—	~~W~~	85
Derivative financial assets for hedging purpose		—		7,389		—		7,389
Investment in subsidiaries, associates and joint ventures		919,386		—		—		919,386
Investment properties [2]		—		—		1,691,010		1,691,010

Total	~~W~~	919,471	~~W~~	7,389	~~W~~	1,691,010	~~W~~	2,617,870

Liabilities
Other financial liabilities
Other derivative financial liability	~~W~~	—	~~W~~	—	~~W~~	5,051	~~W~~	5,051
Derivative financial liabilities for hedging purpose		—		63,475		17,725		81,200

Total	~~W~~	—	~~W~~	63,475	~~W~~	22,776	~~W~~	86,251

[1]	In the prior financial year, a portion of the financial instrument was classified as available-for-sale financial assets
[2]	The highest and best use of a non-financial asset does not differ from its current use.

94

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss [3]		Financial assets at fair value through other comprehensive income [3]		Financial liabilities at fair value through profit or loss [2]		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	58,060	~~W~~	6,771	~~W~~	5,051	~~W~~	17,725
Changes in accounting policy		31,177		—		—		—
Amount recognized in profit or loss[1,2]		9,801		—		2,707		(17,255)
Amount recognized in other comprehensive income [1]		—		(1,008)		—		9,713
Acquisition		3,049		11,999		—		—
Disposal		(931)		—		—		—

Ending balance	~~W~~	101,156	~~W~~	17,762	~~W~~	7,758	~~W~~	10,183

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of both gain on valuation of derivatives and accumulated other comprehensive loss.
[2]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.
[3]	In prior year, a portion of the equity instrument was classified as available-for-sale financial assets.

(in millions of Korean won)	2017
	Derivative financial liabilities for hedging		Other derivative financial liabilities
Beginning balance	~~W~~	—	~~W~~	1,973
Amount recognized in profit or loss [1,2]		19,634		3,078
Amount recognized in other comprehensive income		(1,909)		—

Ending balance	~~W~~	17,725	~~W~~	5,051

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.
[2]	Amount recognized in profit or loss of other derivative financial liabilities are comprised of loss on valuation.

95

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	December 31, 2018
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		101,156	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
Derivative financial assets for hedging purpose		29,843	2	DCF Model
Investment properties		1,573,970	3	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging purpose		43,892	2	DCF Model
		10,183	3	Hull-White model, DCF Model

(in millions of Korean won)	December 31, 2017
	Fair value		Level	Valuation techniques
Assets
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	7,389	2	DCF Model
Investment properties		1,691,010	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging purpose	~~W~~	63,475	2	DCF Model
		17,725	3	Hull-White model, DCF Model
Financial liabilities at fair value through profit or loss		5,051	3	DCF Model, Comparable Company Analysis

96

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

Changes in deferred amount for the years ended December 31, 2018 and 2017, are as follows:

(in millions of Korean won)	2018				2017
	Derivatives used for hedging		Derivative held for trading		Derivatives used for hedging		Derivative held for trading
I. Beginning balance	~~W~~	6,532	~~W~~	(5,647)	~~W~~	—	~~W~~	(8,470)
II. New transactions		—		—		7,126		—
III. Recognized at fair value through profit or loss		(1,425)		2,823		(594)		2,823

IV. Ending balance (I+II+III)	~~W~~	5,107	~~W~~	(2,824)	~~W~~	6,532	~~W~~	(5,647)

97

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

37.	Changes in Accounting Policies

(1)	Adoption of Korean IFRS 1115 Revenue from Contracts with Customers

As explained in Note 2, the Company has applied Korean IFRS 1115 Revenue from Contracts with Customers from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1115, comparative figures have not been restated. Financial statement line items affected by the adoption of the new rules in the current period are as follows:

The impact on the financial statements due to the application of Korean IFRS 1115 at the date of initial application (January 1, 2018) is as follows:

(in millions of Korean won)	Before application of Korean IFRS 1115 (*)		Adjustment		After application of Korean IFRS 1115
Current assets	~~W~~	4,529,850	~~W~~	1,272,676	~~W~~	5,802,526
Trade and other receivables		2,890,596		(897)		2,889,699
Other current assets [1,2]		180,060		1,273,573		1,456,633
Others		1,456,194		—		1,456,194
Non-current assets		18,955,355		32,307		18,987,662
Trade and other receivables		735,671		(2,200)		733,471
Deferred income tax assets		421,745		(367,015)		54,730
Other non-current assets [1,2]		27,952		401,522		429,474
Others		17,769,987		—		17,769,987

Total assets	~~W~~	23,485,205	~~W~~	1,304,983	~~W~~	24,790,188

Current liabilities	~~W~~	5,612,725	~~W~~	269,405	~~W~~	5,882,130
Deferred revenue		11,295		33,531		44,826
Other current liabilities [1]		76,728		235,874		312,602
Others		5,524,702		—		5,524,702
Non-current liabilities		6,427,178		67,992		6,495,170
Deferred revenue		85,713		23,955		109,668
Other non-current liabilities [1]		19,492		44,037		63,529
Others		6,321,973		—		6,321,973

Total liabilities	~~W~~	12,039,903	~~W~~	337,397	~~W~~	12,377,300

Retained earnings	~~W~~	9,478,730	~~W~~	967,586	~~W~~	10,446,316
Others		1,966,572		—		1,966,572

Total equity	~~W~~	11,445,302	~~W~~	967,586	~~W~~	12,412,888

(*)	The amounts in this column are before the adjustments from the adoption of Korean IFRS 1109.

98

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

The effect of adoption of Korean IFRS 1115 on the separate financial statements for the year ended December 31, 2018 is as follows.

•	Statement of financial position

(in millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of Korean IFRS 1115
Current assets	~~W~~	6,861,619	~~W~~	(1,411,296)	~~W~~	5,450,323
Trade and other receivables		2,968,764		1,820		2,970,584
Other current assets [1,2]		1,572,436		(1,413,116)		159,320
Others		2,320,419		—		2,320,419
Non-current assets		19,149,287		(437,075)		18,712,212
Trade and other receivables		766,316		4,531		770,847
Other non-current assets [1,2]		466,228		(441,606)		24,622
Others		17,916,743		—		17,916,743

Total assets	~~W~~	26,010,906	~~W~~	(1,848,371)	~~W~~	24,162,535

Current liabilities	~~W~~	5,908,497	~~W~~	(339,150)	~~W~~	5,569,347
Deferred revenue		48,002		(38,059)		9,943
Other current liabilities [1]		390,402		(301,091)		89,311
Others		5,470,093		—		5,470,093
Non-current liabilities		7,390,681		(465,267)		6,925,414
Deferred revenue		105,241		(27,340)		77,901
Deferred income tax liabilities		29,116		(394,253)		(365,137)
Other non-current liabilities [1]		61,181		(43,674)		17,507
Others		7,195,143		—		7,195,143

Total liabilities	~~W~~	13,299,178	~~W~~	(804,417)	~~W~~	12,494,761

Retained earnings	~~W~~	10,740,042	~~W~~	(1,043,954)	~~W~~	9,696,088
Others		1,971,686		—		1,971,686

Total equity	~~W~~	12,711,728	~~W~~	(1,043,954)	~~W~~	11,667,774

(*)	Amounts include adjustments arising from adoption of Korean IFRS 1109.
[1]	Allocation the transaction price

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct goods or services underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell promised goods or services separately to the customer. The best evidence of a stand-alone selling price is the observable price of a goods or services when the Company sells that goods or services separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

99

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

In relation to this, as at December 31, 2018, contract assets and contract liabilities are increased by ~~W~~ 366,866 million (January 1, 2018: ~~W~~ 385,389 million) and ~~W~~ 344,765 million (January 1, 2018: ~~W~~ 279,911 million), respectively.

[2]	Incremental costs of obtaining a contract

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental costs of obtaining a contract are those commission fees that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental cost of obtaining contract and amortize it through the contract period. However, as a practical expedient, the Company recognizes the incremental costs of obtaining a contracts as an expense when incurred if the amortization period of the asset is one year or less.

In relation to this, prepaid expenses are increased by ~~W~~ 1,487,855 million as at December 31, 2018 (January 1, 2018: ~~W~~1,289,706 million).

•	Statement of profit or loss

(in millions of Korean won)	Reported Amount (*)		Adjustments		Amount before application of Korean IFRS 1115
Operating revenue	~~W~~	17,356,537	~~W~~	300,789	~~W~~	17,657,326
Operating expenses		16,404,913		383,818		16,788,731
Operating profit		951,624		(83,029)		868,595
Other income		367,783		—		367,783
Other expenses		379,797		—		379,797
Financial income		334,467		(3,717)		330,750
Financial costs		388,401		16,860		405,261
Profit before income tax		885,676		(103,606)		782,070
Income tax expense		324,452		(27,238)		297,214

Profit for the year	~~W~~	561,224	~~W~~	(76,368)	~~W~~	484,856

(*)	Amounts include adjustments arising from adoption of Korean IFRS 1109.

100

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

•	Statement of cash flows

The application of Korean IFRS 1115 has no material impact on cash flows from operating, investing and financing activities on the statements of cash flows.

(2)	Adoption of Korean IFRS 1109 Financial Instruments

The Company has applied Korean IFRS 1109 Financial Instruments from January 1, 2018. In accordance with the transitional provisions in Korean IFRS 1109, comparative figures have not been adjusted.

Korean IFRS 1109 replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement, relating to the recognition of financial assets and financial liabilities, classification, measurement and elimination of financial instruments, impairment of financial assets and hedge accounting. Korean IFRS 1109 also significantly amends other standards dealing with financial instruments such as Korean IFRS 1107 Financial Instruments: Disclosures.

(a) Beginning balance of retained earnings after adjustment

Details of the beginning balance of retained earnings after adjustment due to application of Korean IFRS 1109 are as follows:

(in millions of Korean won)	January 1, 2018
Beginning balance—Korean IFRS 1039	~~W~~	9,478,730
Reclassification of available-for-sale securities to financial assets at fair value through profit or loss		31,177
Decrease in deferred income tax assets		(8,573)

Adjustments to retained earnings from adoption of Korean IFRS 1109		22,604

Beginning balance of retained earnings—Korean IFRS 1109		9,501,334

Adjustment to retained earnings from adoption of Korean IFRS 1115		967,586

Beginning balance of retained earnings after adjustment	~~W~~	10,468,920

101

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

(b) Classification and Measurement of Financial Instruments

On the date of initial application of Korean IFRS 1109, January 1, 2018, the Company’s management has assessed which business models apply to the financial assets held by the Company and has classified its financial instruments into the appropriate Korean IFRS 1109 categories. The main effects resulting from this reclassification are as follows:

(in millions of Korean won)	Classification in accordance with		Amount in accordance with
Account	Korean IFRS1039	Korean IFRS 1109	Korean IFRS 1039		Korean IFRS 1109		Differences
Financial assets
Cash and cash equivalent	Loans and receivables	Financial assets measured at amortized cost	~~W~~	1,166,402	~~W~~	1,166,402	~~W~~	—
Trade and other receivables	Loans and receivables	Financial assets measured at amortized cost		3,626,267		2,669,987
		Financial assets at fair value through other comprehensive income [1]				980,766		24,486
Other financial assets	Loans and receivables	Financial assets measured at amortized cost		58,365		58,365		—
Other financial assets	Derivative financial assets for hedging purpose	Derivative financial assets for hedging purpose		7,389		7,389		—
Other financial assets	Financial assets available-for-sale	Financial assets measured at amortized cost		64,916		—		—
		Financial assets at fair value through profit or loss [2]				89,322		31,177
		Financial assets at fair value through other comprehensive income [3]				6,771		—
Financial liabilities
Trade payables and payables	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost	~~W~~	5,069,667	~~W~~	5,069,667	~~W~~	—
Borrowing	Other financial liabilities measured at amortized cost	Financial assets measured at amortized cost		6,212,934		6,212,934		—
Other financial liabilities	Financial liabilities at fair value through profit or loss	Financial liabilities at fair value through profit or loss		5,051		5,051		—
Other financial liabilities	Derivative financial liabilities for hedging purpose	Derivative financial liabilities for hedging purpose		81,200		81,200		—

102

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

[1]	Reclassification from loans and receivables to fair value through other comprehensive income

The business model for trade receivables related to handset sales classified as loans and receivables is considered both to collect contractual cash flows and sell these assets, and because their cash flows do not represent solely payments of principal and interest, those were reclassified as financial assets at fair value through other comprehensive income.

[2]	Reclassification from available-for-sale to fair value through profit or loss

Debt instruments classified as available-for-sale financial assets were reclassified to financial assets at fair value through profit or loss because their cash flows do not represent solely payments of principal and interest.

Equity instruments which were not reclassified as financial assets at fair value through other comprehensive income were reclassified as financial assets at fair value through profit or loss.

[3]	Reclassification from available-for-sale to fair value through other comprehensive income

The Company elected to present changes in the fair value of all its equity investments previously classified as available-for-sale in other comprehensive income, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term.

The impact on these changes on the Company’s equity as at January 1, 2018, is as follows:

(in millions of Korean won)	Accumulated other comprehensive income		Retained earnings
Reclassification from loans and receivables to financial assets at fair value through other comprehensive income, and fair value assessment	~~W~~	24,486	~~W~~	—
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss, and fair value assessment		—		31,177
Income tax effect		(6,734)		(8,573)

Total adjustments from application of Korean IFRS 1109	~~W~~	17,752	~~W~~	22,604

103

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

38.	Events after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

(in millions of Korean won)	Issue date	Carrying amount		Interest rate	Redemption date
The 191-1st Public bond	2019.01.15	~~W~~	220,000	2.048%	2022.01.14
The 191-2nd Public bond	2019.01.15		80,000	2.088%	2024.01.15
The 191-3rd Public bond	2019.01.15		110,000	2.160%	2029.01.15
The 191-4th Public bond	2019.01.15		90,000	2.213%	2039.01.14

39.	Revision of prior period financial statements

The Company revised the prior period financial statements to correct errors in relation to the under-statement of revenue due to omission of data transferring from billing system to finance system, and the details are as follows:

Statements of financial position

(in millions of Korean won)	December 31, 2017						January 1, 2017
	Before adjustment		After adjustment		Difference		Before adjustment		After adjustment		Difference
Current assets	~~W~~	4,379,568	~~W~~	4,529,850	~~W~~	150,282	~~W~~	4,851,079	~~W~~	5,001,361	~~W~~	150,282
Trade and other receivables		2,740,314		2,890,596		150,282		2,590,161		2,740,443		150,282

Total assets	~~W~~	23,334,923	~~W~~	23,485,205	~~W~~	150,282	~~W~~	24,700,337	~~W~~	24,850,619	~~W~~	150,282

Current liabilities	~~W~~	5,596,667	~~W~~	5,612,725		16,058	~~W~~	6,027,671	~~W~~	6,043,729	~~W~~	16,058
Trade and other payables		4,109,524		4,111,478		1,954		4,181,092		4,183,046		1,954
Current income tax liabilities		—		14,104		14,104		22,551		36,655		14,104

Total liabilities		12,023,845		12,039,903		16,058		13,615,818		13,631,876		16,058

Retained earnings		9,344,506		9,478,730		134,224		9,156,204		9,290,428		134,224

Total equity		11,311,078		11,445,302		134,224		11,084,519		11,218,743		134,224

Total liabilities and equity	~~W~~	23,334,923	~~W~~	23,485,205	~~W~~	150,282	~~W~~	24,700,337	~~W~~	24,850,619	~~W~~	150,282

104

KT Corporation

Notes to the Separate Financial Statements

December 31, 2018 and 2017

Statements of changes in equity

(in millions of Korean won)	Retained earnings
	Before adjustment		After adjustment		Difference
Balance at January 1, 2017	~~W~~	9,156,204	~~W~~	9,290,428	~~W~~	134,224
Balance at December 31, 2017		9,344,506		9,478,730		134,224

Notes related to adjustment of statement financial position and statement of changes in equity above were revised.

The effects from adjustments of financial statements before 2017 are as follows:

(in millions of Korean won)	Before adjustment		After adjustment		Difference
2016
Revenue	~~W~~	17,028,868	~~W~~	17,072,192	~~W~~	43,324
Profit for the year		809,330		846,057		36,727
Equity		11,084,519		11,218,743		134,224
2015
Revenue		16,942,357		16,957,288		14,931
Profit for the year		770,324		781,643		11,319
Equity		10,383,956		10,481,453		97,497
2014
Revenue		17,435,803		17,442,194		6,391
Loss for the year		(1,141,889)		(1,137,046)		4,843
Equity		9,605,854		9,692,032		86,178
2013(*)
Revenue		17,937,079		17,950,914		13,835
Loss for the year		(392,311)		(380,824)		11,487
Equity		11,044,057		11,125,392		81,335

(*)	The increase in retained earnings due to revision of prior period financial statements before January 1, 2013 is ~~W~~ 69,848 million.

105

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

To the President of

KT Corporation

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of KT Corporation (the “Company”) as of December 31, 2018. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity with the Best Practice Guideline.”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

106

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline.

Our review is based on the Company’s ICFR as of December 31, 2018, and we did not review management’s assessment of its ICFR subsequent to December 31, 2018. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 11, 2019

107

Report on the Effectiveness of

the Internal Control over Financial Reporting

To the Shareholders, Audit Committee and Board of Directors of

KT Corporation

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KT Corporation (“the Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2018.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed the design and operating effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We followed the ‘Best Practice Guideline’ which is established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2018, is designed and operating effectively, in all material respects, in conformity will the Best Practice Guideline.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

March 8, 2019

Chief Executive Officer	Chang-Gyu Hwang

Internal Control over Financial Reporting Officer	Kyung-Keun Yoon

108